Financial highlights

			in / end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Net income (CHF million)

Net income/(loss) attributable to shareholders	2,006	(6,024)	(2,148)	–	–

of which from continuing operations	2,038	(5,486)	(2,154)	–	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	1.63	(4.56)	(1.97)	–	–

Basic earnings/(loss) per share	1.60	(5.00)	(1.97)	–	–

Diluted earnings/(loss) per share from continuing operations	1.62	(4.56)	(1.97)	–	–

Diluted earnings/(loss) per share	1.60	(5.00)	(1.97)	–	–

Return on equity (%)

Return on equity attributable to shareholders (annualized)	22.6	(62.0)	(20.8)	–	–

Core Results (CHF million)

Net revenues	9,557	(1,830)	2,926	–	227

Provision for credit losses	183	486	151	(62)	21

Total operating expenses	6,320	6,344	5,356	0	18

Income/(loss) from continuing operations before taxes	3,054	(8,660)	(2,581)	–	–

Core Results statement of operations metrics (%)

Cost/income ratio	66.1	–	183.0	–	–

Pre-tax income margin	32.0	–	(88.2)	–	–

Effective tax rate	32.1	36.7	17.7	–	–

Net income margin [1]	21.0	–	(73.4)	–	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,121.7	1,106.1	1,297.5	1.4	(13.5)

Net new assets	8.8	(12.6)	(5.2)	–	–

Balance sheet statistics (CHF million)

Total assets	1,156,086	1,170,350	1,207,994	(1)	(4)

Net loans	237,510	235,797	229,168	1	4

Total shareholders' equity	36,009	32,302	37,639	11	(4)

Tangible shareholders equity [2]	25,704	22,549	27,517	14	(7)

Book value per share outstanding (CHF)

Total book value per share	31.19	27.75	37.14	12	(16)

Shares outstanding (million)

Common shares issued	1,184.6	1,184.6	1,162.5	0	2

Treasury shares	(30.0)	(20.7)	(149.0)	45	(80)

Shares outstanding	1,154.6	1,163.9	1,013.5	(1)	14

Market capitalization

Market capitalization (CHF million)	41,059	33,762	56,251	22	(27)

Market capitalization (USD million)	36,120	33,478	56,618	8	(36)

BIS statistics

Risk-weighted assets (CHF million)	260,831	257,467	301,009	1	(13)

Tier 1 ratio (%)	14.1	13.3	9.8	–	–

Total capital ratio (%)	18.7	17.9	13.6	–	–

Number of employees (full-time equivalents)

Number of employees	46,700	47,800	48,700	(2)	(4)

1 Based on amounts attributable to shareholders. 2 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity.

Dear shareholders

Brady W. Dougan, Chief Executive Officer (left), Walter B. Kielholz, Chairman of the Board of Directors.

We are pleased with Credit Suisse’s performance in the first quarter of 2009. Net income attributable to shareholders was CHF 2.0 billion and our return on equity attributable to shareholders was 22.6%. We believe that these results, in particular our strong return on equity, show that our differentiated strategy and our robust, integrated and capital-efficient business model with a low risk profile can be a powerful generator of earnings. The results also show the benefit of the measures we took last year across the bank, including cost reductions and the further strengthening of our capital position.

Our Wealth Management and Swiss Corporate & Retail Banking businesses proved their resilience, with strong profitability and total net new assets of CHF 11.4 billion, underscoring the trust that clients place in Credit Suisse. We are reaping the rewards from the steps we have taken over recent years to expand our international footprint and build a more efficient platform. Wealth Management is positioned well for success in a changing industry landscape characterized by reduced levels of client activity, lower asset bases and regulatory change. We are even more closely focused on our clients’ needs, particularly in our home market, and we will continue to judiciously invest in growth, both globally and in our Swiss businesses.

Investment Banking made significant progress in executing its client-focused, capital-efficient strategy and achieved strong results in the first quarter. We had good revenue growth and market share gains in our key client businesses, including global rates and foreign exchange, high grade trading, US residential mortgage-backed securities secondary trading, cash equities and prime services. At the same time, our repositioned businesses delivered significantly improved results, as we implemented changed business models and remained disciplined about risk capital allocation across Investment Banking. In the businesses that we have decided to exit, we reduced our risk exposure significantly, and we remain focused on winding down our legacy positions. During the quarter, our non-compensation expenses declined significantly, while our variable compensation accrual for the quarter reflects the risk-adjusted profitability of Investment Banking.

In Asset Management, we continued to make progress on our strategy to focus on asset allocation, our Swiss businesses and alternative investments and more closely align them with the integrated bank. We further strengthened our investment performance and hired a global distribution team to serve our institutional client base across the globe. We are on track to close the previously-announced transaction with Aberdeen Asset Management related to traditional strategies in Europe and Asia Pacific. Our revenues from asset management fees were resilient and our asset base stabilized. Our principal investments, mainly in private equity, declined in value in the difficult first-quarter environment, which led to an overall pre-tax loss for the division. We are convinced that alternative investments will be an important asset class for our clients, and one in which we can excel and provide the best returns in the business.

Credit Suisse’s strengths are increasingly recognized by existing and potential clients and this provides us with a distinct competitive advantage. Our combination of a differentiated strategy, a strong capital position, an absence of government ownership, strong funding and liquidity, well-positioned businesses, a capital-efficient business model and a significantly lower risk profile makes Credit Suisse a trusted partner for clients. Our strengths also enable us to attract and retain the talented employees we require in order to grow our business.

We are continuing to make significant progress in increasing efficiency across the bank. This will remain a key priority for Credit Suisse throughout 2009. We are on track to deliver cost reductions of CHF 2 billion through the strategic measures announced in December 2008.

Throughout this turbulent period we have remained consistent in our use of the integrated model to serve our clients with the holistic solutions they require. This enables us to capitalize on the complementary nature of our three businesses and gives us an excellent platform to leverage our depth of business expertise. Clients value our approach, which enables us to meet their needs.

Collaboration between our businesses continues to provide Credit Suisse with a source of stable, high-margin revenues. Collaboration revenues totaled CHF 1.0 billion in the first quarter and are still expected to reach CHF 10 billion in 2012.

We are pleased that we have further enhanced our capital strength and our solid funding base. Our tier 1 ratio was 14.1% as of the end of the first quarter, which we achieved without diluting shareholder value. Our strong capital position provides us with great strategic flexibility and is a key factor in our clients’ decision to place their trust in us.

While we have not needed to seek a capital injection from the government, we have engaged in close dialogue with governments and regulators and we are actively supporting the work that they are doing to restore the health of the financial services industry.

Strategic direction
We entered 2009 having made considerable progress in implementing our strategic plan for each business and we are well positioned to meet the challenges of the new market environment.
We remain optimistic about the prospects for Credit Suisse, particularly in the context of the overall industry. Our prudent approach has served us well in the first quarter and we will continue to manage our business in this manner. While we may still be affected by continued volatility and market disruptions if difficult conditions persist, we believe that we are in a position to weather the storms and perform well when market opportunities arise. We believe that we have the right business model, strategy and people to achieve this.

We would like to thank our 46,700 people for the success we have achieved. Day after day, they strive to do their very best for our bank, clients and shareholders, as well as the wider community.
Our focus will be on delivering excellence to our clients and a consistent performance to our shareholders. In this way, we want to make a significant contribution to the restoration of confidence and trust in the financial services industry and do our part to restore growth to the economies around the world in which we operate.

Yours sincerely

Walter B. Kielholz Brady W. Dougan
April 2009

The notes to the condensed consolidated financial statements will be supplemented with certain disclosures that will be published on our website and filed with the SEC on or about May 7, 2009.

Dear shareholders
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management
Corporate & Retail Banking
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury and Risk management
Treasury management
Risk management
Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments
Note 3 Discontinued operations
Note 4 Segment reporting
Note 5 Net interest income
Note 6 Commissions and fees
Note 7 Other revenues
Note 8 Provision for credit losses
Note 9 Compensation and benefits
Note 10 General and administrative expenses
Note 11 Earnings per share
Note 12 Trading assets and liabilities
Note 13 Loans
Note 14 Other assets and liabilities
Note 15 Long-term debt
Note 16 Accumulated other comprehensive income
Note 17 Tax
Note 18 Employee share-based compensation and other compensation benefits
Note 19 Pension and other post-retirement benefits
Note 20 Derivatives and hedging activities
Note 21 Guarantees and commitments
Note 22 Transfers of financial assets and variable interest entities
Note 23 Fair value of financial instruments
Note 24 Subsidiary guarantee information
Note 25 Litigation
Investor information
Investor information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and a team of around 46,700 employees from approximately 100 different nations.

Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, we supply banking products and services to high-net-worth, corporate and retail clients.

Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients. We provide access to a wide range of investment classes, building on our global strengths in alternative investments and traditional investment strategies.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Operating environment
The global slowdown of economic activity continued in 1Q09. Governments and central banks implemented further measures to stabilize markets and stimulate economic activity. Equity markets hit long-term lows in 1Q09, especially in the developed world. The end of the quarter showed some signs of recovery for major equity indices, but also the fragility of the market rally. Globally, central banks cut interest rates in response to further economic slowdown.

Economic environment
The global slowdown of economic activity continued in the first quarter. Leading indicators showed some signs of stabilization after reaching new lows in industrial countries. The impact on emerging markets intensified due to the rapid decline of external demand, as reflected by sharp declines of exports and ongoing capital flight. To counteract the slowdown, governments and central banks implemented further measures to stabilize markets and stimulate economic activity. The US government passed fiscal stimulus packages equivalent to 5.5% of US gross domestic product, consisting mainly of tax cuts and spending. In China, business sentiment improved due to a decisive and quickly-implemented policy response, which included record amounts of bank lending and a large fiscal stimulus package.

As a result of the widespread economic weakness, central banks around the word continued to cut interest rates, some close to zero. The policy focus continued to shift towards unconventional measures, e.g., purchases of loan-related assets, which the Bank of England (BoE) and the US Federal Reserve (Fed) had already started to implement. In 1Q09, inflation fell to around zero in Switzerland, after having reached a peak level in the second half of 2008. The Swiss National Bank (SNB) decided to relax monetary conditions at the end of 1Q09 by lowering its target range for three-month LIBOR to its lowest level since 2003, with the aim of lowering the risk of deflation. Against the background of falling inflation and near zero short-term interest rates, yields on government bonds generally remained very low.

Yields on US treasury securities rose from their extreme lows at the end of 2008. In 1Q09, worries increased due to the pressure on public finances from fiscal programs and costs related to higher bank loan defaults. Yields for several countries in the euro zone rose after having traded at comparable levels to major benchmarks, such as Germany, over the past years. Swiss franc and euro yields were lower for short-term tenors and remained at the same or slightly higher levels for long-term tenors. US dollar short-term yields remained the same but long-term tenors increased (refer to the charts “Yield curves”).

Volatility in currency markets remained at elevated levels, declining somewhat at the end of the quarter. During the first two months of the quarter, the euro weakened against the US dollar compared to the end of 2008. Renewed demand for US dollars from European banks due to currency mismatches and weaker euro zone growth expectations again put pressure on the euro in March. The Japanese yen weakened in 1Q09 due to the risk of intervention by the Japanese authorities and the liquidation of speculative net long positions in Japanese yen. Furthermore, foreigners continued to sell Japanese equities, while Japanese investors bought foreign bonds. The interest rate disadvantage of holding Swiss francs diminished as global central banks cut interest rates close to Swiss levels. Subsequently, the SNB intervened in currency markets to address the strengthening of the Swiss franc and help support the Swiss export-led economy. The British pound remained under pressure as the BoE lowered interest rates to 0.5% and moved to quantitative easing. The UK current account deficit and less demand by foreign central banks for the British pound contributed to the British pound’s weakness against most currencies. The currencies of emerging markets with weak fundamentals were under considerable pressure. Eastern European currencies, including the Hungarian forint and the Polish zloty, weakened against most currencies.

Most equity indices hit their lows in the first two weeks of March, but recovered strongly thereafter. While major equity markets showed an overall negative performance in 1Q09, some emerging markets delivered positive results for the quarter (refer to the charts “Equity markets”).

Commodity prices continued their downward trend during the first quarter, although the momentum of decline has slowed and volatility has come off the peaks of 4Q08. Most commodity markets still suffered from oversupply and rising inventories. However, the first signs of stabilizing commodity demand emerged in the second half of the quarter. In some markets, such as oil, production cutbacks have put an end to inventory build-ups. Precious metals prices, and gold in particular, benefited from risk aversion and rising demand for most of the quarter. However, prices declined from the gains achieved in the first half of the quarter, reflecting profit taking. Oil prices traded around USD 45, but were very volatile for most of the quarter. Supply/demand data show that oil supplies started falling faster than demand, effectively tightening the supply/demand balance. Base metal prices declined for most of the first half of the quarter, as most markets continued to suffer from a combination of weak demand, production cut-backs and rising inventories.

Sector environment
The banking sector experienced weakness in January and February 2009 relating to concerns about US stress test requirements, additional capital injections, possible debt for equity swaps and increased worries about deteriorating credit conditions. Funding conditions for banks improved from the extremely restrictive 4Q08 levels, reflecting improved liquidity in 1Q09 (refer to the chart “Money markets”). However, levels were still higher than pre-credit crisis levels. Investment banks around the globe experienced a stronger-than-expected start to 1Q09, driven by investment-grade debt capital markets activity as companies sought to secure financing. Ongoing elevated volatility helped the rates and foreign exchange businesses.

The US Treasury announced a Financial Stability Plan, which contains the following elements:
– Stress tests and capital injections: A number of banks in the US are now being subjected to stress tests. Resulting capital gaps were originally planned to be made up using preferred shares that would only be converted into common equity in cases where it was necessary to support lending growth. After the Citigroup announcement that all preferred shares will be exchanged for common equity, the market began to price in further declines on the preferred share levels of other banks.

– Public-Private Investment Program: The US Treasury unveiled the details of this program to induce private investors to purchase as much as USD 1 trillion in troubled assets from banks in an effort to encourage banks to increase lending to consumers and corporations. The US Treasury will use the remaining Troubled Asset Relief Program funds and capital from private investors to facilitate purchases of up to USD 500 billion of troubled assets.

– The Term Asset-Backed Securities Loan Facility (TALF) increased from USD 200 billion to USD 1 trillion, and its scope was expanded. Under this facility, loans would be granted to credit investors who want to buy certain assets (consumer, student and car loans, small and medium-sized enterprises loans and commercial and residential mortgages) and mortgage-backed securities. The increase in the TALF is expected to help stimulate both new issuances and the removal of assets from bank balance sheets.

Ahead of the G-20 Summit in April 2009, Austria, Liechtenstein, Luxembourg, Singapore, and Switzerland, among others, announced their intention to adopt the Organization for Economic Co-operation and Development (OECD) standards on banking secrecy. Under the OECD protocols, sufficient evidence and reasonable suspicion of a tax offense can result in an exchange of information between governments.

Volatility was lower across asset classes in 1Q09, but remained at elevated levels. The reduced activity of the funds industry (both hedge funds and mutual funds) continued to impact trading volumes across the globe. Ongoing flight to the safer haven of government debt resulted in strong levels of trading activity in the fixed income markets. Deteriorating global stock markets affected the confidence of investors and companies, with initial public offering (IPO) activity remaining at low levels. Debt underwriting activity was driven by companies that have to meet their capital expenditure commitments and refinance maturing debt. Debt underwriting has more than doubled compared to 4Q08. Mergers and acquisitions (M&A) activity for the quarter was down considerably, both globally and in Europe. Difficulty in raising debt for acquisitions and declining valuation trends in all regions of the world affected M&A activity (refer to the table “Market volumes”).

Market volumes (growth in %)

		Global		Europe

end of 1Q09	QoQ	YoY	QoQ	YoY

Equity trading volume [1]	(20)	(33)	(26)	(49)

Fixed income trading volume [2]	(2)	(1)	2	31

Announced mergers and acquisitions [3]	(12)	(32)	(39)	(43)

Completed mergers and acquisitions [3]	(34)	(36)	(29)	(34)

Equity underwriting [3]	(25)	(46)	(22)	(42)

Debt underwriting [3]	107	30	130	49

Syndicated lending - investment grade [3]	23	23	–	–

1 LSE, Borsa Italiana, Deutsche Börse, BME, SWX Europe, NYSE Euronext, NASDAQ 2 Deutsche Börse, Federal Reserve Bank of New York 3 Dealogic

Credit Suisse
In 1Q09, we recorded net income attributable to shareholders of CHF 2,006 million. Diluted earnings per share were CHF 1.60. Annualized return on equity attributable to shareholders was 22.6%. We continued to reduce risk and maintained a strong capital base with a BIS tier 1 ratio of 14.1%. Our Board of Directors will propose a cash dividend of CHF 0.10 per share for fiscal year 2008 at the Annual General Meeting on April 24, 2009.

Results

			in / end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Statements of operations (CHF million)

Net interest income	2,038	2,656	2,102	(23)	(3)

Commissions and fees	2,953	3,181	3,844	(7)	(23)

Trading revenues	4,897	(6,736)	(1,777)	–	–

Other revenues	(1,782)	(3,569)	(1,167)	(50)	53

Net revenues	8,106	(4,468)	3,002	–	170

Provision for credit losses	183	486	151	(62)	21

Compensation and benefits	4,340	3,027	3,232	43	34

General and administrative expenses	1,549	2,773	1,569	(44)	(1)

Commission expenses	467	593	588	(21)	(21)

Total other operating expenses	2,016	3,366	2,157	(40)	(7)

Total operating expenses	6,356	6,393	5,389	(1)	18

Income/(loss) from continuing operations before taxes	1,567	(11,347)	(2,538)	–	–

Income tax expense/(benefit)	981	(3,175)	(458)	–	–

Income/(loss) from continuing operations	586	(8,172)	(2,080)	–	–

Income/(loss) from discontinued operations	(32)	(538)	6	(94)	–

Net income/(loss)	554	(8,710)	(2,074)	–	–

Less net income/(loss) attributable to noncontrolling interests	(1,452)	(2,686)	74	(46)	–

Net income/(loss) attributable to shareholders	2,006	(6,024)	(2,148)	–	–

of which from continuing operations	2,038	(5,486)	(2,154)	–	–

of which from discontinued operations	(32)	(538)	6	(94)	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	1.63	(4.56)	(1.97)	–	–

Basic earnings/(loss) per share	1.60	(5.00)	(1.97)	–	–

Diluted earnings/(loss) per share from continuing operations	1.62	(4.56)	(1.97)	–	–

Diluted earnings/(loss) per share	1.60	(5.00)	(1.97)	–	–

Return on equity (%)

Return on equity attributable to shareholders (annualized)	22.6	(62.0)	(20.8)	–	–

Return on tangible equity attributable to shareholders (annualized) [1]	32.0	(87.5)	(28.1)	–	–

Number of employees (full-time equivalents)

Number of employees	46,700	47,800	48,700	(2)	(4)

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

			Core Results			Noncontrolling interests without SEI			Credit Suisse

in	1Q09	4Q08	1Q08	1Q09	4Q08	1Q08	1Q09	4Q08	1Q08

Statements of operations (CHF million)

Net revenues	9,557	(1,830)	2,926	(1,451)	(2,638)	76	8,106	(4,468)	3,002

Provision for credit losses	183	486	151	0	0	0	183	486	151

Compensation and benefits	4,328	2,996	3,213	12	31	19	4,340	3,027	3,232

General and administrative expenses	1,525	2,755	1,555	24	18	14	1,549	2,773	1,569

Commission expenses	467	593	588	0	0	0	467	593	588

Total other operating expenses	1,992	3,348	2,143	24	18	14	2,016	3,366	2,157

Total operating expenses	6,320	6,344	5,356	36	49	33	6,356	6,393	5,389

Income/(loss) from continuing operations before taxes	3,054	(8,660)	(2,581)	(1,487)	(2,687)	43	1,567	(11,347)	(2,538)

Income tax expense/(benefit)	981	(3,175)	(458)	0	0	0	981	(3,175)	(458)

Income/(loss) from continuing operations	2,073	(5,485)	(2,123)	(1,487)	(2,687)	43	586	(8,172)	(2,080)

Income/(loss) from discontinued operations	(32)	(538)	6	0	0	0	(32)	(538)	6

Net income/(loss)	2,041	(6,023)	(2,117)	(1,487)	(2,687)	43	554	(8,710)	(2,074)

Less net income/(loss) attributable to noncontrolling interests	35	1	31	(1,487)	(2,687)	43	(1,452)	(2,686)	74

Net income/(loss) attributable to shareholders	2,006	(6,024)	(2,148)	–	–	–	2,006	(6,024)	(2,148)

Statement of operations metrics (%)

Non-compensation/revenue ratio	20.8	–	73.2	–	–	–	24.9	–	71.9

Cost/income ratio	66.1	–	183.0	–	–	–	78.4	–	179.5

Pre-tax income margin	32.0	–	(88.2)	–	–	–	19.3	–	(84.5)

Effective tax rate	32.1	36.7	17.7	–	–	–	62.6	28.0	18.0

Net income margin [1]	21.0	–	(73.4)	–	–	–	24.7	–	(71.6)

1 Based on amounts attributable to shareholders.

Core Results
In 1Q09, we recorded net income attributable to shareholders of CHF 2,006 million. Private Banking reported solid net revenues and strong net new assets of CHF 11.4 billion, reflecting the resilience of our business model during the global economic downturn. In Investment Banking, we made substantial progress in executing our client-focused and capital efficient strategy, with strong results in client and flow-based businesses. In Asset Management, we had significant investment-related losses, but overall asset-based fees were resilient.

Core Results

				in		% change

	1Q09	4Q08		1Q08	QoQ	YoY

Statements of operations (CHF million)

Net interest income	1,998	2,626		2,072	(24)	(4)

Commissions and fees	2,933	3,198		3,829	(8)	(23)

Trading revenues	4,899	(6,715)		(1,777)	–	–

Other revenues	(273)	(939)		(1,198)	(71)	(77)

Net revenues	9,557	(1,830)		2,926	–	227

Provision for credit losses	183	486		151	(62)	21

Compensation and benefits	4,328	2,996		3,213	44	35

General and administrative expenses	1,525	2,755	[1]	1,555	(45)	(2)

Commission expenses	467	593		588	(21)	(21)

Total other operating expenses	1,992	3,348		2,143	(41)	(7)

Total operating expenses	6,320	6,344	[2]	5,356	0	18

Income/(loss) from continuing operations before taxes	3,054	(8,660)		(2,581)	–	–

Income tax expense/(benefit)	981	(3,175)		(458)	–	–

Income/(loss) from continuing operations	2,073	(5,485)		(2,123)	–	–

Income/(loss) from discontinued operations	(32)	(538)		6	(94)	–

Net income/(loss)	2,041	(6,023)		(2,117)	–	–

Less net income/(loss) attributable to noncontrolling interests	35	1		31	–	13

Net income/(loss) attributable to shareholders	2,006	(6,024)		(2,148)	–	–

of which from continuing operations	2,038	(5,486)		(2,154)	–	–

of which from discontinued operations	(32)	(538)		6	(94)	–

Statement of operations metrics (%)

Non-compensation/revenue ratio	20.8	–		73.2	–	–

Cost/income ratio	66.1	–		183.0	–	–

Pre-tax income margin	32.0	–		(88.2)	–	–

Effective tax rate	32.1	36.7		17.7	–	–

Net income margin [3]	21.0	–		(73.4)	–	–

Number of employees (full-time equivalents)

Number of employees	46,700	47,800		48,700	(2)	(4)

1 Includes net provisions relating to ARS of CHF 456 million and a charge of CHF 190 million relating to the close-out of a client's account in Private Banking. 2 Includes costs relating to the accelerated implementation of our strategic plan of CHF 833 million. 3 Based on amounts attributable to shareholders.

Core Results include the results of our three segments and the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have SEI. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Results summary
In 1Q09, we recorded net income attributable to shareholders of CHF 2,006 million, compared to a net loss attributable to shareholders of CHF 2,148 million in 1Q08. Net revenues were CHF 9,557 million compared to CHF 2,926 million in 1Q08. Total operating expenses were CHF 6,320 million, up CHF 964 million, or 18%. Our results included fair value gains of CHF 670 million due to widening credit spreads on Credit Suisse debt, substantially all of which was recorded in Investment Banking and Corporate Center.

In Private Banking, net revenues were down 14%. Net interest income increased 4% compared to 1Q08, with higher margins and volumes on deposits, offset by lower revenues on loans. Total non-interest income decreased 25%, mainly as a result of lower asset-based commissions and fees and reduced transaction-based revenues, reflecting the 14.7% decline in average assets under management and low client activity. Wealth Management reported solid net revenues of CHF 1,925 million. Wealth Management recurring revenues declined 15%, reflecting decreased commissions and fees due to lower average assets under management, partly offset by higher net interest income on greater deposit margins and volumes. Wealth Management transaction-based revenues decreased 21%, reflecting lower client activity and the decline in average assets under management. In Corporate & Retail Banking, net interest income increased, driven by higher margins on deposits, while non-interest income declined, reflecting lower fair value gains and commissions and fees.

In Investment Banking, net revenues increased to CHF 6,442 million from negative CHF 503 million in 1Q08. The strong results reflected good performance in our client and flow-driven business as we achieved market share gains across many products. Revenues in 1Q09 had significantly higher fixed income trading revenues driven by CHF 6.3 billion of revenues in a number of our key client businesses. We had record revenues in global rates and foreign exchange, and strong results in US RMBS secondary trading and high grade trading. We had improved results in several of our repositioned businesses, including corporate lending, emerging markets and US leveraged finance. These results were partially offset by negative revenues in businesses we are exiting, driven by valuation reductions of CHF 1,401 million in CMBS. Our commercial mortgage gross exposure was reduced 20% in 1Q09 to CHF 7.0 billion, with an average fair value of 59% of par, compared to 72% as of the end of 4Q08, with a wide variation by position. Equity trading revenues increased substantially, as key client businesses, including cash equities and prime services, continued to perform well. We had strong revenues from our repositioned businesses, driven by improved performance in derivatives, equity trading strategies and convertibles. Of our total net revenues, approximately CHF 1.3 billion was due to more normalized market conditions, including the narrowing of credit spreads, the reduction in the differential between cash and synthetic instruments, the reduction in market volatility and the stabilization of the convertible bond market from 4Q08. Net revenues also included fair value gains on Credit Suisse own debt of CHF 365 million compared to gains of CHF 1,362 million in 1Q08.

In Asset Management, net revenues were CHF 6 million, up CHF 52 million compared to 1Q08. Net revenues included investment-related losses of CHF 387 million, compared to losses of CHF 9 million in 1Q08, and losses on securities purchased from our money market funds of CHF 21 million, compared to losses of CHF 566 million in 1Q08. Net revenues of CHF 414 million before securities purchased from our money market funds and investment-related gains/(losses) were down CHF 115 million, or 22%, compared to 1Q08, mainly due to higher allocated funding costs and lower asset management fees in traditional investment strategies, driven by the 33.8% decline in average assets under management, offset in part by gains on securities acquired from client securities lending portfolios. Asset management fees in alternative investment strategies increased 10%, reflecting the overall strength of our franchise in a challenging operating environment.

A provision for credit losses of CHF 183 million was recorded. CHF 136 million was recorded in Investment Banking, primarily reflecting provisions related to emerging market and asset finance loans, and CHF 45 million was recorded in Corporate & Retail Banking, reflecting deterioration in the credit environment in Switzerland.

Total operating expenses increased 18% compared to 1Q08, primarily reflecting increased compensation and benefits partly offset by a decrease in general and administrative and commission expenses. The increase in compensation and benefits was due to significantly higher performance-related compensation, reflecting improved risk-adjusted profitability in Investment Banking and the vesting of the remaining portion of Partner Asset Facility (PAF) awards. The decrease in general and administrative expenses reflected lower professional fees and travel and entertainment expenses as a result of our cost containment efforts, partially offset by higher non-credit-related provisions and IT and occupancy costs.

Corporate Center pre-tax income of CHF 138 million primarily reflected fair value gains of CHF 283 million on certain deeply subordinated Credit Suisse debt, partially offset by the CHF 100 million cost of captive insurance settlements for non-credit-related provisions in Wealth Management and CHF 44 million of costs associated with the accelerated implementation of our strategic plan.

The effective tax rate was 32.1% in 1Q09, compared to 36.7% in 4Q08, primarily reflecting the impact of the geographical mix of results. Net deferred tax assets decreased CHF 80 million, or 1%, to CHF 9.7 billion as of the end of 1Q09. Excluding foreign exchange translation gains of CHF 723 million, net deferred tax assets declined 8.2%.

Assets under management from continuing operations were CHF 1,121.7 billion as of the end of 1Q09, an increase of CHF 15.6 billion, or 1.4%, compared to the end of 4Q08. We had net asset inflows of CHF 11.4 billion in Private Banking (CHF 9.0 billion in Wealth Management and CHF 2.4 billion in Corporate & Retail Banking) and net asset outflows of CHF 3.5 billion in Asset Management.

In 1Q09, the Swiss government, among others, decided to adopt the OECD standards on administrative assistance in tax matters. We believe this decision will remove uncertainty concerning banking secrecy. We are confident that cross-border banking will remain a key component of a wealth management service offering, and we have invested significant resources over the past years in cross-border compliance. We do not expect our wealth management business to be significantly impacted by this decision.

Management changes
Tobias Guldimann, Chief Risk Officer of Credit Suisse Group and a member of the Executive Board, will assume sole responsibility for risk management on the Executive Board with effect from June 1, 2009. At that time, D. Wilson Ervin, Chief Risk Officer of Credit Suisse, will step down from the Executive Board and assume a role as a Senior Adviser, reporting to Brady W. Dougan.

Core Results reporting by division

			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Net revenues (CHF million)

Wealth Management	1,925	2,048	2,313	(6)	(17)

Corporate & Retail Banking	953	1,091	1,042	(13)	(9)

Private Banking	2,878	3,139	3,355	(8)	(14)

Investment Banking	6,442	(4,618)	(503)	–	–

Asset Management	6	(356)	(46)	–	–

Corporate Center	231	5	120	–	93

Net revenues	9,557	(1,830)	2,926	–	227

Provision for credit losses (CHF million)

Wealth Management	2	113	4	(98)	(50)

Corporate & Retail Banking	45	17	(9)	165	–

Private Banking	47	130	(5)	(64)	–

Investment Banking	136	355	155	(62)	(12)

Corporate Center	0	1	1	(100)	(100)

Provision for credit losses	183	486	151	(62)	21

Total operating expenses (CHF million)

Wealth Management	1,277	1,931	1,449	(34)	(12)

Corporate & Retail Banking	562	561	587	0	(4)

Private Banking	1,839	2,492	2,036	(26)	(10)

Investment Banking	3,892	2,487	2,765	56	41

Asset Management	496	300	498	65	0

Corporate Center	93	1,065	57	(91)	63

Total operating expenses	6,320	6,344	5,356	0	18

Income before taxes (CHF million)

Wealth Management	646	4	860	–	(25)

Corporate & Retail Banking	346	513	464	(33)	(25)

Private Banking	992	517	1,324	92	(25)

Investment Banking	2,414	(7,460)	(3,423)	–	–

Asset Management	(490)	(656)	(544)	(25)	(10)

Corporate Center	138	(1,061)	62	–	123

Income/(loss) from continuing operations before taxes	3,054	(8,660)	(2,581)	–	–

Core Results reporting by region

			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Net revenues (CHF million)

Switzerland	2,296	2,450	2,541	(6)	(10)

EMEA	2,326	(2,211)	1,040	–	124

Americas	3,818	(1,412)	(1,330)	–	–

Asia Pacific	886	(662)	555	–	60

Corporate Center	231	5	120	–	93

Net revenues	9,557	(1,830)	2,926	–	227

Income before taxes (CHF million)

Switzerland	941	991	1,208	(5)	(22)

EMEA	505	(3,740)	(524)	–	–

Americas	1,350	(3,348)	(3,370)	–	–

Asia Pacific	120	(1,502)	43	–	179

Corporate Center	138	(1,061)	62	–	123

Income/(loss) from continuing operations before taxes	3,054	(8,660)	(2,581)	–	–

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the expense from share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions. For further information, refer to Note 18 – Employee share-based compensation and other compensation benefits in V – Condensed consolidated financial statements – unaudited.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt. Our funds transfer pricing system is designed to allocate to our businesses all funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 23 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited. This Financial Report will be supplemented with fair value disclosures which will be published on our website and filed with the SEC on or about May 7, 2009.

For a description of our valuation techniques, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.
Personnel
Headcount at the end of 1Q09 was 46,700, down 2,000 from 1Q08, and down 1,100 from 4Q08. In December 2008, we announced bank-wide cost efficiency initiatives that are expected to result in a headcount reduction of approximately 5,300, or 11%, primarily in Investment Banking and related support functions. By the end of 1Q09, 4,300 of these reductions had been made. We expect the remainder of the headcount reductions to be made by mid-2009.

Number of employees by division

					end of		% change

	1Q09		4Q08		1Q08	QoQ	YoY

Number of employees by division (full-time equivalents)

Wealth Management	15,300		15,400		14,800	(1)	3

Corporate & Retail Banking	8,800		9,000		9,000	(2)	(2)

Private Banking	24,100		24,400		23,800	(1)	1

Investment Banking	18,800		19,600		20,500	(4)	(8)

Asset Management	3,100	[1]	3,100	[1]	3,700	0	(16)

Corporate Center	700		700		700	0	0

Number of employees	46,700		47,800		48,700	(2)	(4)

1 Excludes 400 employees in connection with the agreement to sell part of the traditional investment strategies business.

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles.
Growth
We target integrated bank collaboration revenues in excess of CHF 10 billion annually by 2012. For 1Q09, integrated bank collaboration revenues were CHF 1.0 billion.
For net new assets, we target a growth rate above 6%. In 1Q09, we recorded an annualized net new asset growth rate of 3.2% and a rolling four-quarter average growth rate of 0.8%.
Risk and capital
For the BIS tier 1 ratio, we target a ratio of 12.5%. The BIS tier 1 ratio was 14.1% as of the end of 1Q09.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. The 1Q09 annualized total shareholder return was 21.6%.
For return on equity attributable to shareholders, we target an annual rate of return of above 18%. The annualized return on equity attributable to shareholders was 22.6% in 1Q09.
We target a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was 66.1% for 1Q09.

in / end of	1Q09	2008	2007		2006

Growth

Collaboration revenues (CHF billion)	1.0	5.2	5.9		4.9

Net new asset growth (%) (annualized)	3.2	(0.2)	3.1		7.2

Efficiency and performance (%)

Total shareholder return (annualized) [1]	21.6	(56.1)	(17.8)		30.5

Return on equity attributable to shareholders (annualized)	22.6	(21.1)	18.0		27.5

Core Results cost/income ratio	66.1	195.7	73.1		69.6

Risk and capital (%)

BIS tier 1 ratio	14.1	13.3	11.1	[2]	13.9	[2]

1 The total return of an investor is measured by the annualized capital gain/(loss) plus dividends received. 2 Reported under Basel I and therefore not comparable.

Results by division
Private Banking
Wealth Management
Corporate & Retail Banking
Investment Banking
Asset Management
Private Banking
In 1Q09, we reported solid net revenues of CHF 2,878 million, evidencing the resilience of our business model during the global economic downturn. Our results continued to be impacted by the challenging operating environment. Income before taxes was CHF 992 million, 25% below 1Q08. Net new assets of CHF 11.4 billion were strong both in the international and Swiss businesses.

Results

					in / end of		% change

	1Q09		4Q08		1Q08	QoQ	YoY

Statements of operations (CHF million)

Net revenues	2,878		3,139		3,355	(8)	(14)

Provision for credit losses	47		130		(5)	(64)	–

Compensation and benefits	1,151		817		1,161	41	(1)

General and administrative expenses	543	[1]	1,502	[2]	666	(64)	(18)

Commission expenses	145		173		209	(16)	(31)

Total other operating expenses	688		1,675		875	(59)	(21)

Total operating expenses	1,839		2,492		2,036	(26)	(10)

Income before taxes	992		517		1,324	92	(25)

Statement of operations metrics (%)

Non-compensation/revenue ratio	23.9		53.4		26.1	–	–

Cost/income ratio	63.9		79.4		60.7	–	–

Pre-tax income margin	34.5		16.5		39.5	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,686		6,753		6,298	(1)	6

Pre-tax return on average utilized economic capital (%) [3]	59.6		31.1		84.7	–	–

Balance sheet statistics (CHF million)

Total assets	373,306		374,771		365,249	0	2

Net loans	176,504		174,880		175,413	1	1

Goodwill	792		765		819	4	(3)

Number of employees (full-time equivalents)

Number of employees	24,100		24,400		23,800	(1)	1

1 Includes CHF 100 million of captive insurance settlement proceeds in Wealth Management. 2 Includes net provisions relating to ARS of CHF 456 million and a charge of CHF 190 million relating to the close-out of a client's account in Wealth Management. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Net revenue detail (CHF million)

Net interest income	1,289	1,350	1,241	(5)	4

Total non-interest income	1,589	1,789	2,114	(11)	(25)

Net revenues	2,878	3,139	3,355	(8)	(14)

Results summary
We reported income before taxes of CHF 992 million, down CHF 332 million, or 25%, compared to 1Q08. Net revenues were CHF 2,878 million, down CHF 477 million, or 14%, compared to 1Q08. Net interest income increased 4% compared to 1Q08, with higher margins and volumes on deposits, offset by lower revenues on loans. Total non-interest income decreased 25%, mainly as a result of lower asset-based commissions and fees and reduced transaction-based revenues, reflecting the 14.7% decline in average assets under management and low client activity. Provision for credit losses was CHF 47 million in 1Q09, primarily from Corporate & Retail Banking. While the credit environment showed some deterioration, the vast majority of our loan portfolio is well collateralized.

Total operating expenses were CHF 1,839 million, down CHF 197 million, or 10%, compared to 1Q08. The decrease was mainly attributable to lower general and administrative expenses and commission expenses. General and administrative expenses were down CHF 123 million, or 18%, compared to 1Q08, mainly from recoveries on non-credit-related provisions in 1Q09 from captive insurance settlement proceeds of CHF 100 million, partially offset by new non-credit-related provisions of CHF 35 million to buy back certain clients’ Lehman Brothers structured notes. Our cost containment efforts resulted in lower general and administrative expenses across most categories despite our growth initiatives in Wealth Management. Compensation and benefits were stable, as the decrease in performance-related compensation, reflecting the lower results, was offset by higher personnel expenses due to our increased headcount and higher deferred compensation expenses from prior-year awards.

Compared to 4Q08, income before taxes was up CHF 475 million, or 92%, mainly driven by lower general and administrative expenses. Net revenues were down CHF 261 million, or 8%. Net interest income decreased CHF 61 million, or 5%, primarily reflecting lower revenues on loans. Total non-interest income decreased CHF 200 million, or 11%, reflecting a decline in asset-based and transaction-based commissions and fees. Total operating expenses were down CHF 653 million, or 26%, mainly due to the significant 4Q08 non-credit-related provisions. Compensation and benefits increased CHF 334 million, or 41%, as 4Q08 included significantly lower performance-related compensation due to the low results and the deferral of compensation under cash retention awards (CRA), while 1Q09 included higher deferred compensation from prior-year awards and higher performance-related compensation.

Assets under management as of the end of 1Q09 were CHF 808.7 billion, down CHF 90.9 billion, or 10.1%, compared to 1Q08, but up CHF 19.8 billion, or 2.5%, compared to 4Q08. The increase from the end of 4Q08 primarily reflected positive foreign exchange-related movements, mainly from the weakening of the Swiss franc against the US dollar, and strong net new assets of CHF 11.4 billion, partially offset by adverse market movements. Of the CHF 11.4 billion net new assets, CHF 7.5 billion were generated in the international businesses and CHF 3.9 billion in the Swiss businesses.

Wealth Management
1Q09 was characterized by continued cautious client behavior and high market volatility, reflecting the ongoing global economic downturn. Despite these challenging operating conditions, Wealth Management reported solid net revenues of CHF 1,925 million. Strong net new assets of CHF 9.0 billion reflected the trust that our clients place in our business and capital strength, even during times of global financial crisis. Income before taxes was CHF 646 million.

Results

					in / end of		% change

	1Q09		4Q08		1Q08	QoQ	YoY

Statements of operations (CHF million)

Net revenues	1,925		2,048		2,313	(6)	(17)

Provision for credit losses	2		113		4	(98)	(50)

Compensation and benefits	823		565		806	46	2

General and administrative expenses	335	[1]	1,224	[2]	462	(73)	(27)

Commission expenses	119		142		181	(16)	(34)

Total other operating expenses	454		1,366		643	(67)	(29)

Total operating expenses	1,277		1,931		1,449	(34)	(12)

Income before taxes	646		4		860	–	(25)

Statement of operations metrics (%)

Non-compensation/revenue ratio	23.6		66.7		27.8	–	–

Cost/income ratio	66.3		94.3		62.6	–	–

Pre-tax income margin	33.6		0.2		37.2	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,311		2,387		2,233	(3)	3

Pre-tax return on average utilized economic capital (%) [3]	112.5		2.0		155.6	–	–

Balance sheet statistics (CHF million)

Total assets	260,259		262,019		256,063	(1)	2

Net loans	71,400		71,481		75,482	0	(5)

Goodwill	611		584		638	5	(4)

Number of employees (full-time equivalents)

Number of employees	15,300		15,400		14,800	(1)	3

Number of relationship managers

Switzerland	1,100		1,140		1,110	(4)	(1)

EMEA	1,310		1,340		1,270	(2)	3

Americas	560		580		480	(3)	17

Asia Pacific	390		420		390	(7)	0

Number of relationship managers	3,360		3,480		3,250	(3)	3

1 Includes CHF 100 million of captive insurance settlement proceeds. 2 Includes net provisions relating to ARS of CHF 456 million and a charge of CHF 190 million relating to the close-out of a client's account. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Net revenue detail (CHF million)

Net interest income	674	703	641	(4)	5

Total non-interest income	1,251	1,345	1,672	(7)	(25)

Net revenues	1,925	2,048	2,313	(6)	(17)

Net revenue detail (CHF million)

Recurring	1,430	1,512	1,684	(5)	(15)

Transaction-based	495	536	629	(8)	(21)

Net revenues	1,925	2,048	2,313	(6)	(17)

Gross and net margin on assets under management (bp)

Recurring	86	87	85	–	–

Transaction-based	30	30	32	–	–

Gross margin	116	117	117	–	–

Net margin (pre-tax)	39	0	44	–	–

Operating environment
The contracting of the global economy towards the end of 2008 extended into 1Q09. Unemployment rates increased, in particular in the US. Leading economic indicators reached new lows in industrialized countries and continued to deteriorate in emerging markets. In reaction to the tightening job market and ongoing significant losses in global wealth, consumers and businesses further reined in their spending and investments and growth prospects for 2009 became more negative.

The first quarter included ongoing liquidity and financial assistance by central banks and governments to financial institutions and markets. This was necessary to ensure that the financial system would continue to function, increase bank lending and restore confidence in money and credit markets. In addition, central banks continued to cut interest rates and took quantitative easing actions.

Towards the end of the first quarter, there were indications of tentative stabilization as equity markets rebounded from sharp declines at the beginning of the year.
Despite the slight increase in investor confidence during the quarter, the economic downturn affected client behavior, with low client activity and defensive investment decisions. Financial markets experienced high volatility albeit down from the extraordinary 4Q08 levels. Foreign currencies were also impacted by increased volatility, with the Swiss franc weakening, mainly against the US dollar.

In 1Q09, the Swiss government, among others including Austria, Liechtenstein, Luxembourg and Singapore, decided to adopt the OECD standards on administrative assistance in tax matters. Under the OECD standards, sufficient evidence and reasonable suspicion of a tax offense can result in an exchange of information between governments.

For further information, refer to I – Credit Suisse results – Operating environment.
Results summary
We reported income before taxes of CHF 646 million, down CHF 214 million, or 25%, compared to 1Q08, primarily reflecting lower revenues from the impact of the financial crisis on our assets under management and cautious client behavior.

Net revenues were CHF 1,925 million, down CHF 388 million, or 17%, compared to 1Q08, impacted by the 16.1% decrease in average assets under management. Recurring revenues, which represented 74% of net revenues, decreased CHF 254 million, or 15%, reflecting lower commissions and fees due to lower average assets under management with an even more pronounced reduction in managed investment products. This was partially offset by higher net interest income from higher deposit volumes and margins. Transaction-based revenues decreased CHF 134 million, or 21%, as product issuing and brokerage fees as well as foreign exchange income from client transactions decreased, reflecting lower client activity due to the ongoing uncertainty in the financial markets and the decrease in average assets under management. Total operating expenses were CHF 1,277 million, down CHF 172 million, or 12%, mainly resulting from recoveries on non-credit-related provisions in 1Q09 and lower commission expenses. General and administrative expenses were lower across most categories despite our growth initiatives.

Compared to 4Q08, income before taxes was up CHF 642 million. Net revenues decreased CHF 123 million, or 6%, in line with 5.4% lower average assets under management, resulting in lower recurring revenues. Transaction-based revenues were down CHF 41 million, or 8%, reflecting lower client activity. Total operating expenses were down CHF 654 million, or 34%, primarily reflecting lower general and administrative expenses. In 4Q08, general and administrative expenses included CHF 456 million of net provisions relating to auction rate securities (ARS) and a charge of CHF 190 million relating to the close-out of a client’s account. Compensation and benefits increased CHF 258 million, or 46%, mainly reflecting significantly lower 4Q08 performance-related compensation due to the low results and the deferral of compensation under CRA.

Assets under management as of the end of 1Q09 were CHF 667.0 billion, down CHF 82.4 billion, or 11.0%, from the end of 1Q08, impacted primarily by adverse market movements, partially offset by positive foreign exchange-related movements and strong net new assets during the period. Compared to 4Q08, assets under management were up CHF 21.0 billion, or 3.3%, as the positive impact from foreign exchange-related movements, mainly from the weakening of the Swiss franc against the US dollar, and strong net new assets were partly offset by adverse market movements. Despite the lack of global wealth creation during the challenging quarter, we successfully managed to attract strong net inflows. Net new assets were CHF 9.0 billion, with strong inflows from Europe, Middle East and Africa (EMEA), Asia Pacific and Switzerland. The significant deleveraging observed in 4Q08 was minimal in 1Q09.

We believe the Swiss government’s decision to adopt the OECD standards on administrative assistance in tax matters will remove uncertainty concerning banking secrecy. We are confident that cross-border banking will remain a key component of a wealth management service offering, and we have invested significant resources over the past years in cross-border compliance. We do not expect our wealth management business to be significantly impacted by this decision. Additionally, our ongoing strategy has focused on the expansion of international platforms in both mature and emerging markets, and we believe our integrated business model will continue to enhance our strong strategic position.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 1Q09, the pre-tax income margin was 33.6%, down 3.6 percentage points from 1Q08 but up 33.4 percentage points from 4Q08.

Net new asset growth rate (KPI)
Our target over market cycles is a growth rate over 6%. Our annualized quarterly growth rate was 5.6%. The rolling four-quarter average growth rate was 5.0% in 1Q09.

Gross margin
Our gross margin was 116 basis points in 1Q09 and 117 basis points in 1Q08 and 4Q08. The recurring margin in 1Q09 increased slightly compared to 1Q08, as the impact from higher net interest income due to higher margins and volumes on deposits, partly offset the lower asset-based commissions and fees, especially from managed investment products. The transaction-based margin decreased two basis points to 30 basis points, driven mainly by a decline in product issuing and brokerage fees and lower foreign exchange income from client transactions, reflecting lower client activity.

Initiatives and achievements
In 1Q09, we continued our long-term strategy of organic growth and received various awards:
– Credit Suisse announced an organizational realignment in the Swiss market, with the goal to cover affluent clients in all branches and to further enhance the value proposition for all the different client segments. The realignment will be effective in 3Q09.

– In our continued efforts to improve our advisory process and to better serve our clients, we launched the Stock Navigator and the Bond Navigator tool in 1Q09. The new tool facilitates the selection of stocks and bonds for our clients.

– Credit Suisse announced the expansion of its Solutions Partners platform, which was introduced in Switzerland in 2004, to the US. Solutions Partners now has global coverage with nine offices across EMEA, Asia Pacific and the Americas. Solutions Partners has coverage and specialist teams that offer holistic and tailor-made business and private financial solutions for our ultra-high-net-worth clients.

– Credit Suisse announced the launch of its domestic wealth management business in Mexico, a major step in its international growth strategy. This demonstrates the strength of its integrated bank model, delivering local and international solutions and services to wealth management clients in Mexico.

– Credit Suisse was named “Best in Class” for its private banking services in Switzerland, Qatar, Russia and Singapore in the Euromoney global “Private Banking Survey 2009”.
– Credit Suisse was rated “Best Bank in Switzerland in 2009” by Global Finance in its World's Best Developed Market Bank Awards and Handelsblatt’s Elite Report awarded Credit Suisse in Germany and Switzerland its highest distinction.

– Credit Suisse was awarded “Best Foreign Exchange Bank in Switzerland” by Global Finance, based on its transaction volume, market share, scope of global coverage, customer service, pricing and innovation.

Assets under management - Wealth Management

			in / end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Assets under management (CHF billion)

Assets under management	667.0	646.0	749.4	3.3	(11.0)

of which discretionary assets	126.0	126.7	161.5	(0.6)	(22.0)

of which advisory assets	541.0	519.3	587.9	4.2	(8.0)

Assets under management by currency (CHF billion)

USD	270.4	258.1	290.5	4.8	(6.9)

EUR	205.1	200.8	224.8	2.1	(8.8)

CHF	121.8	122.9	145.4	(0.9)	(16.2)

Other	69.7	64.2	88.7	8.6	(21.4)

Assets under management	667.0	646.0	749.4	3.3	(11.0)

Assets under management by region (CHF billion)

Switzerland	255.0	252.7	307.6	0.9	(17.1)

EMEA	250.1	242.6	274.7	3.1	(9.0)

Americas	108.5	102.2	108.8	6.2	(0.3)

Asia Pacific	53.4	48.5	58.3	10.1	(8.4)

Assets under management	667.0	646.0	749.4	3.3	(11.0)

Net new assets by region (CHF billion)

Switzerland	1.5	(6.1)	5.3	–	(71.7)

EMEA	4.2	2.0	2.1	110.0	100.0

Americas	0.7	6.6	3.6	(89.4)	(80.6)

Asia Pacific	2.6	(0.5)	2.5	–	4.0

Net new assets	9.0	2.0	13.5	350.0	(33.3)

Growth in assets under management (CHF billion)

Net new assets	9.0	2.0	13.5	–	–

Market movements	(13.0)	(71.1)	(43.2)	–	–

Currency	25.0	(35.1)	(59.5)	–	–

Other	0.0	(1.0)	0.0	–	–

Total other effects	12.0	(107.2)	(102.7)	–	–

Growth in assets under management	21.0	(105.2)	(89.2)	–	–

Growth in assets under management (annualized) (%)

Net new assets	5.6	1.1	6.4	–	–

Total other effects	7.4	(57.1)	(49.0)	–	–

Growth in assets under management	13.0	(56.0)	(42.6)	–	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	5.0	5.0	6.0	–	–

Total other effects	(16.0)	(28.0)	(14.0)	–	–

Growth in assets under management (rolling four-quarter average)	(11.0)	(23.0)	(8.0)	–	–

Results detail
The following provides a comparison of our 1Q09 results versus 1Q08 (YoY) and versus 4Q08 (QoQ).
Net revenues
Recurring
Recurring revenues arise from recurring net interest income, commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services.

YoY: Down 15% from CHF 1,684 million to CHF 1,430 million
The decrease reflected lower commissions and fees due to a 16.1% decline in average assets under management, with an even more pronounced reduction of higher-margin managed investment products. Net interest income increased, with higher revenues from deposits on higher margins and volumes, offset in part by a decrease in loan margins and volumes.

QoQ: Down 5% from CHF 1,512 million to CHF 1,430 million
The decrease mainly reflected lower commissions and fees, primarily from managed investment products, as average assets under management declined 5.4%. Net interest income decreased, with lower loan revenues.

Transaction-based
Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.
YoY: Down 21% from CHF 629 million to CHF 495 million
The decrease was mainly driven by a decline in product issuing and brokerage fees and lower foreign exchange income from client transactions, reflecting lower client activity.
QoQ: Down 8% from CHF 536 million to CHF 495 million
The decrease was mainly driven by lower brokerage fees and lower foreign exchange income from client transactions, reflecting the continued low client activity.
Provision for credit losses
YoY: From CHF 4 million to CHF 2 million
Provision for credit losses was stable.
QoQ: From CHF 113 million to CHF 2 million
The decrease primarily reflected the high level of provisions during 4Q08, mainly on loans collateralized by securities relating to the forced deleveraging of numerous client positions in highly volatile equity markets.

Operating expenses
Compensation and benefits
YoY: Up 2% from CHF 806 million to CHF 823 million
Compensation and benefits increased slightly, as higher personnel expenses, mainly related to the increase in headcount and higher deferred compensation from prior-year awards, were mostly offset by lower performance-related compensation, reflecting the lower results.

QoQ: Up 46% from CHF 565 million to CHF 823 million
The increase reflected higher performance-related compensation and higher deferred compensation from prior-year awards compared to 4Q08, which included significantly lower performance-related compensation, due to the low results and the deferral of compensation under CRA.

General and administrative expenses
YoY: Down 27% from CHF 462 million to CHF 335 million
The decrease mainly reflected recoveries on non-credit-related provisions from captive insurance settlement proceeds of CHF 100 million relating to the close-out of a client’s account in 4Q08, compared to net new provisions in 1Q08. Our cost containment efforts resulted in lower sales and marketing expenses and lower expenses across most categories despite our growth initiatives.

QoQ: Down 73% from CHF 1,224 million to CHF 335 million
The decrease was mainly driven by non-credit-related provisions in 4Q08 of CHF 456 million relating to ARS and a charge of CHF 190 million relating to the close-out of a client’s account and the insurance settlement proceeds of CHF 100 million in 1Q09. Additionally, sales and marketing and travel and entertainment expenses were lower, reflecting the seasonally higher 4Q08 expenses and our cost containment efforts.

Personnel
Headcount at the end of 1Q09 was 15,300, up 500 from 1Q08 and down 100 from 4Q08. The increase from 1Q08 reflected the strengthening of our front-office teams, with an increase of 110 relationship managers, primarily in the Americas and EMEA. The decrease in headcount from 4Q08 reflected reductions as part of the bank-wide cost efficiency initiatives and 120 fewer relationship managers to enable talent upgrades, partially offset by the transfer of 170 operations employees from Investment Banking. We continued to hire senior relationship managers, with a strong focus on ultra-high-net-worth client portfolios.

Corporate & Retail Banking
The results in 1Q09 continued to evidence the resilience of our business model. We achieved net revenues of CHF 953 million, income before taxes of CHF 346 million and healthy net new assets of CHF 2.4 billion.

Results

					in / end of			% change

	1Q09		4Q08		1Q08		QoQ	YoY

Statements of operations (CHF million)

Net revenues	953	[1]	1,091	[1]	1,042	[1]	(13)	(9)

Provision for credit losses	45		17		(9)		165	–

Compensation and benefits	328		252		355		30	(8)

General and administrative expenses	208		278		204		(25)	2

Commission expenses	26		31		28		(16)	(7)

Total other operating expenses	234		309		232		(24)	1

Total operating expenses	562		561		587		0	(4)

Income before taxes	346		513		464		(33)	(25)

Statement of operations metrics (%)

Non-compensation/revenue ratio	24.6		28.3		22.3		–	–

Cost/income ratio	59.0		51.4		56.3		–	–

Pre-tax income margin	36.3		47.0		44.5		–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	4,375		4,366		4,065		0	8

Pre-tax return on average utilized economic capital (%) [2]	31.7		47.0		45.7		–	–

Balance sheet statistics (CHF million)

Total assets	113,047		112,752		109,186		0	4

Net loans	105,104		103,399		99,931		2	5

Goodwill	181		181		181		0	0

Number of employees (full-time equivalents)

Number of employees	8,800		9,000		9,000		(2)	(2)

Net revenue detail (CHF million)

Net interest income	615		647		600		(5)	3

Total non-interest income	338	[1]	444	[1]	442	[1]	(24)	(24)

Net revenues	953		1,091		1,042		(13)	(9)

Number of branches

Number of branches	220		220		217		0	1

1 Includes fair value gains on a synthetic collateralized loan portfolio of CHF 5 million, CHF 57 million and CHF 64 million in 1Q09, 4Q08 and 1Q08, respectively. 2 Calculated using a return excluding interest costs for allocated goodwill.

Operating environment
Switzerland's economy lost momentum in 1Q09 as it was further impacted by the global economic and financial crisis. The deteriorating European and US economies had direct effects on the export-driven Swiss economy.

Macroeconomic indicators continued to decline as the overall Swiss economy, especially industrial activity, showed a downward trend. In addition, export volumes dropped, forcing many companies to introduce short-time working schemes and to reduce their work force.

Despite these unsettling trends, consumer confidence increased slightly from the low level in 4Q08, but remained negative. Despite being affected by the economic downturn, private consumption remained the supporting pillar of the Swiss economy.

In 1Q09, inflation fell to around zero in Switzerland, after having reached a peak level in the second half of 2008. The SNB decided to relax monetary conditions at the end of 1Q09 by lowering its target range for three-month LIBOR to its lowest level since 2003, with the aim of lowering the risk of deflation.

For further information, refer to I – Credit Suisse results – Operating environment.
Results summary
In 1Q09, income before taxes was CHF 346 million, down CHF 118 million, or 25%, compared to 1Q08. We reported net revenues of CHF 953 million, down CHF 89 million, or 9%, compared to 1Q08. Net interest income increased CHF 15 million, or 3%. Total non-interest income decreased CHF 104 million, or 24%, mainly impacted by fair value gains of CHF 5 million on the Clock Finance No. 1 transaction, compared to CHF 64 million in 1Q08. Commissions and fees were lower, driven by lower client activity and a decline in average assets under management.

Provision for credit losses was CHF 45 million, compared to net releases of CHF 9 million in 1Q08. Total operating expenses of CHF 562 million decreased CHF 25 million, or 4%. Compensation and benefits declined CHF 27 million, or 8%, reflecting lower performance-related compensation, impacted by the lower results, partially offset by higher deferred compensation expenses from prior-year awards. General and administrative expenses increased CHF 4 million, or 2%, as lower sales, marketing and occupancy expenses were more than offset by higher non-credit-related provisions.

Compared to 4Q08, income before taxes decreased CHF 167 million, or 33%. Net revenues of CHF 953 million were down CHF 138 million, or 13%. Net interest income decreased CHF 32 million, or 5%, mainly reflecting lower loan margins on slightly increased volumes, offset in part by higher deposit margins on slightly greater volumes. Total non-interest income decreased CHF 106 million, or 24%, primarily due to lower fair value gains from the Clock Finance No. 1 transaction of CHF 5 million, compared to CHF 57 million in 4Q08. Total operating expenses were stable. Compensation and benefits increased CHF 76 million, or 30%, mainly reflecting higher performance-related compensation compared to 4Q08, which had significantly lower performance-related compensation due to the deferral under CRA. General and administrative expenses declined CHF 70 million, or 25%, compared to 4Q08, which included higher non-credit-related provisions and seasonally higher sales and marketing expenses.

Net new assets were CHF 2.4 billion, mainly from institutional clients but also with healthy inflows from private clients. This reflected client confidence in our business in an unfavorable operating environment.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 1Q09, our pre-tax income margin was 36.3%, compared to 44.5% in 1Q08 and 47.0% in 4Q08.

Cost/income ratio
In 1Q09, the cost/income ratio was 59.0%, compared to 56.3% in 1Q08 and 51.4% in 4Q08.
Pre-tax return on average utilized economic capital
In 1Q09, the pre-tax return on average utilized economic capital was 31.7%, compared to 45.7% in 1Q08 and 47.0% in 4Q08.
Initiatives and achievements
– Credit Suisse announced an organizational realignment in the Swiss market, with the goal to cover affluent clients in all branches and to further enhance the value proposition for all the different client segments. The realignment will be effective in 3Q09.

– Credit Suisse was rated “Best Global Custodian” in the R&M Consultants Global Custody Survey for the second consecutive year. This annual survey of pension funds, portfolio managers, insurance companies and banks assesses criteria in the areas of custody and administration of securities, performance tracking and client reporting.

– We launched a new credit card “verde” to support sustainable projects in partnership with the Swiss-based grocer, Coop. A portion of all credit card charges will be contributed towards green projects, including two World Wildlife Fund for Nature projects in Switzerland and Cambodia.

Results detail
The following provides a comparison of our 1Q09 results versus 1Q08 (YoY) and versus 4Q08 (QoQ).
Net revenues
Net interest income
YoY: Up 3% from CHF 600 million to CHF 615 million
The increase was driven by higher margins on deposits, offset in part by lower margins and higher volumes on loans.
QoQ: Down 5% from CHF 647 million to CHF 615 million
The decrease reflected lower loan margins on slightly increased volumes, offset in part by higher deposit margins on slightly greater volumes.
Total non-interest income
YoY: Down 24% from CHF 442 million to CHF 338 million
The decrease mainly reflected fair value gains of CHF 5 million on the Clock Finance No. 1 transaction, compared to CHF 64 million in 1Q08. Commissions and fees declined, reflecting lower client activity and a decline in average assets under management.

QoQ: Down 24% from CHF 444 million to CHF 338 million
The decrease was mainly due to the lower fair value gains on the Clock Finance No. 1 transaction, compared to CHF 57 million in 4Q08. Commissions and fees decreased, reflecting lower client activity and a decline in average assets under management. In addition, 4Q08 included gains from the sale of real estate.

Provision for credit losses
YoY: From CHF (9) million to CHF 45 million
In 1Q09, we recorded provisions of CHF 81 million and releases of CHF 36 million, compared to provisions of CHF 23 million and releases of CHF 32 million in 1Q08, reflecting deterioration in the credit environment. While most of the new provisions were in the commercial and industrial loan portfolio, the portfolio has good credit quality with low borrower concentrations.

QoQ: From CHF 17 million to CHF 45 million
We recorded net provisions of CHF 45 million in 1Q09. In 4Q08, we reported provisions of CHF 58 million and releases of CHF 41 million.
Operating expenses
Compensation and benefits
YoY: Down 8% from CHF 355 million to CHF 328 million
The decrease reflected lower performance-related compensation in line with the lower results, offset in part by higher deferred compensation from prior-year awards.
QoQ: Up 30% from CHF 252 million to CHF 328 million
The increase reflected higher performance-related compensation compared to 4Q08, which had significantly lower performance-related compensation due to the deferral under CRA.
General and administrative expenses
YoY: Up 2% from CHF 204 million to CHF 208 million
The increase resulted mainly from higher non-credit-related provisions relating to the buy-back of certain clients’ Lehman Brothers structured notes, offset in part by lower sales and marketing and occupancy expenses, reflecting our cost containment efforts.

QoQ: Down 25% from CHF 278 million to CHF 208 million
The decrease primarily reflected the seasonally higher sales and marketing expenses and professional fees in 4Q08.
Investment Banking
We reported income before taxes of CHF 2,414 million in 1Q09. Net revenues increased significantly to CHF 6,442 million, driven by an increase in our fixed income and equity trading revenues. We had strong results in our client and flow-based businesses, including global rates and foreign exchange, US RMBS secondary trading, high grade trading, cash equities and prime services. During the quarter, we made substantial progress in executing our client-focused and capital efficient strategy.

Results

				in / end of		% change

	1Q09	4Q08		1Q08	QoQ	YoY

Statements of operations (CHF million)

Net revenues	6,442	(4,618)		(503)	–	–

Provision for credit losses	136	355		155	(62)	(12)

Compensation and benefits	2,907	1,470		1,674	98	74

General and administrative expenses	713	667	[1]	742	7	(4)

Commission expenses	272	350		349	(22)	(22)

Total other operating expenses	985	1,017		1,091	(3)	(10)

Total operating expenses	3,892	2,487		2,765	56	41

Income/(loss) before taxes	2,414	(7,460)		(3,423)	–	–

Statement of operations metrics (%)

Non-compensation/revenue ratio	15.3	–		–	–	–

Cost/income ratio	60.4	–		–	–	–

Pre-tax income margin	37.5	–		–	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	22,074	25,536		28,525	(14)	(23)

Pre-tax return on average utilized economic capital (%) [2]	44.1	(116.4)		(47.5)	–	–

Balance sheet statistics (CHF million)

Total assets	953,398	976,713		997,660	(2)	(4)

Net loans	60,942	60,837		53,516	0	14

Goodwill	7,399	6,972		6,708	6	10

Number of employees (full-time equivalents)

Number of employees	18,800	19,600		20,500	(4)	(8)

1 Includes a release from the reserve for certain private litigation matters of CHF 333 million. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Net revenue detail (CHF million)

Debt underwriting [1]	180	(29)	153	–	18

Equity underwriting	70	208	172	(66)	(59)

Total underwriting	250	179	325	40	(23)

Advisory and other fees	194	318	382	(39)	(49)

Total underwriting and advisory	444	497	707	(11)	(37)

Fixed income trading [1]	3,935	(2,858)	(1,654)	–	–

Equity trading	2,310	(2,199)	1,398	–	65

Total trading	6,245	(5,057)	(256)	–	–

Other [1]	(247)	(58)	(954)	326	(74)

Net revenues	6,442	(4,618)	(503)	–	–

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	132	124	145	6	(9)

Foreign exchange	16	18	37	(11)	(57)

Commodity	16	30	42	(47)	(62)

Equity	32	59	78	(46)	(59)

Diversification benefit	(57)	(70)	(115)	(19)	(50)

Average one-day, 99% Value-at-Risk	139	161	187	(14)	(26)

Risk-weighted assets (million)

Risk-weighted assets (CHF)	175,205	172,503	227,723	2	(23)

Risk-weighted assets (USD)	154,087	163,278	230,244	(6)	(33)

1 Refer to the table "Net valuation adjustments".

Operating environment
Economies around the globe sank deeper into recession despite stimulus packages announced by various central banks and governments. Unemployment in the US reached 8.5%, a 25-year high, and unemployment levels in the EU also continued to rise. Economic weakness had an ever-widening impact across most sectors as confidence continued to deteriorate.

In response to the deepening recession, both the European Central Bank and the BoE cut rates to historic lows, while the Fed announced its decision to leave interest rates at all-time lows. The BoE announced a program to purchase up to GBP 75 billion of government and corporate bonds. In a similar move, the Fed announced in March that it would buy up to USD 300 billion in longer-term treasuries, increase its purchase of mortgage-backed securities by USD 750 million and double its purchases of debt in housing-finance firms, such as Fannie Mae and Freddie Mac, to USD 200 billion. Also in March, the US Treasury unveiled the details of the Public-Private Partnership Investment Program, a plan to induce private investors to purchase as much as USD 1 trillion in troubled assets from banks in an effort to encourage banks to increase lending to consumers and corporations. The positive impact of these programs has been somewhat tempered by increasing concern and uncertainty over the potentially negative consequences of government intervention, including the impact of policy initiatives in the mortgage and housing markets, particularly loan modification plans, and limits on executive compensation.

For most of the quarter, equity markets steadily declined, reaching levels not seen in over a decade, with both the Dow Jones Industrial Average and the S&P 500 falling to 12-year intraday lows in February. However, major equity indices rebounded strongly in mid-March following the announcements from the Fed and the US Treasury, as well as positive comments by several major banks regarding their first quarter performance. Although market volatility, as indicated by the VIX, remained high, volatility was down significantly from the extraordinary levels of 4Q08. Equity trading volumes declined significantly and fixed income trading volumes declined slightly from the fourth quarter according to published industry sources. Credit spreads narrowed from dramatically high 4Q08 levels and there was a return to a more normalized relationship between the cash and synthetic markets following a period of substantial dislocation in 4Q08. The US dollar strengthened through most of the quarter as demand for US government bonds increased despite weakening fundamentals.

Global debt underwriting volume increased, reflecting a surge in new debt raised by investment grade issuers, while equity underwriting volumes declined from 4Q08, reflecting lower equity market valuations. The steady decline in the equity markets led to the lowest number of global IPO filings since Dealogic began tracking this data in 1995. The US dollar volume of announced and completed M&A declined in the quarter.

For further information, refer to I – Credit Suisse results – Operating environment.
Results summary
In 1Q09, income before taxes was CHF 2,414 million, compared to a loss before taxes of CHF 3,423 million in 1Q08. Net revenues increased to CHF 6,442 million from negative CHF 503 million in 1Q08. We made substantial progress in the implementation of our strategic plan for Investment Banking to a more client-focused and capital efficient strategy during 1Q09. Our strong results reflected good performance in our client and flow-driven businesses as we achieved market share gains across many products. At the same time, we continued to make progress in reducing our risk and our non-compensation expenses.

Our key client businesses generated revenues of CHF 6.3 billion, reflecting strong results in many areas including global rates and foreign exchange, US RMBS secondary trading, cash equities, prime services, and flow and corporate derivatives.

Business areas that we repositioned, such as emerging markets trading, US leveraged financed, equity trading strategies and convertibles, returned to profitability in 1Q09 with revenues of CHF 1.4 billion.

We had negative revenues of CHF 1.7 billion in businesses we are exiting, primarily driven by valuation reductions in CMBS of CHF 1.4 billion. We reduced our dislocated assets by 31% since 4Q08 and 92% since 3Q07.

Of our total net revenues in our ongoing businesses, approximately CHF 1.3 billion was due to more normalized market conditions, including the narrowing of credit spreads, the reduction in the differential between cash and synthetic instruments, the reduction in market volatility and the stabilization of the convertible bond market from 4Q08. Our revenues also benefited from fair value gains on Credit Suisse own debt of CHF 365 million.

Non-compensation expenses decreased 10% from 1Q08, reflecting our continued focus on expense discipline, the repositioning of Investment Banking and a reduction in brokerage and commission expenses resulting from lower equity volumes. Compensation expenses of CHF 2,907 million in 1Q09 included the vesting of the remaining portion of PAF, expense on prior-year deferred compensation awards and a performance-related compensation accrual that reflected the improved risk-adjusted profitability of Investment Banking.

Overall risk capital usage was reduced in 1Q09, in line with our strategic objectives. Average one-day, 99% VaR declined 14% compared to 4Q08. Risk-weighted assets in US dollars declined 6% and in Swiss francs increased 2%. Excluding the impact of methodology changes, underlying risk-weighted assets in US dollars declined 11% to USD 145 billion from 4Q08.

The strengthening of the average rate of the US dollar against the Swiss franc favorably affected revenues and adversely impacted expenses. For information on foreign currency translation rates, refer to VI – Investor information.

Repositioning Investment Banking

	Key client businesses	Repositioned businesses	Exit businesses
Equities	■ Cash equities ■ Electronic trading ■ Prime services ■ Equity derivatives – focus on flow and corporate trades	■ Equity trading – focus on quantitative and liquid strategies ■ Convertibles – focus on client flow	■ Highly structured derivatives ■ Illiquid principal trading
Fixed income	■ Global rates ■ Foreign exchange ■ High grade credit/debt capital markets ■ US RMBS secondary trading ■ Commodities trading (joint venture)	■ Emerging markets – maintain leading business but with more limited risk/credit provision ■ US leveraged finance – maintain leading business but focus on smaller/quicker to market deals	■ Mortgage origination ■ CDO ■ Non-US leveraged finance trading ■ Non-US RMBS ■ Highly structured derivatives ■ Power & emission trading
Advisory	■ Strategic advisory (mergers & acquisitions) and capital markets origination	■ Corporate lending – improved alignment of lending with business and ability to hedge	■ Origination of slow to market, capital-intensive financing transactions
	Develop existing strong market positions	Maintain competitive advantage but reduce risk and volatility	Release capital and resources; reduce volatility

Performance indicators
Pre-tax income margin
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was 37.5% in 1Q09 and not meaningful in 4Q08 and 1Q08 given our losses, reflecting the extremely challenging operating environment.

Value-at-Risk
The 1Q09 average one-day, 99% VaR was CHF 139 million compared to CHF 187 million in 1Q08 and CHF 161 million in 4Q08. For further information on VaR, refer to IV – Treasury and Risk management – Risk management – Market risk.

Pre-tax return on average utilized economic capital
The 1Q09 pre-tax return on average utilized economic capital was 44.1% compared to negative 47.5% in 1Q08 and negative 116.4% in 4Q08.
Risk-weighted assets
Risk-weighted assets in US dollars declined 6% since the end of 4Q08, and 33% since the end of 1Q08, to USD 154 billion, and are targeted to decline to USD 135 billion by the end of 2009.
Significant transactions and achievements
We executed a number of significant transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including ConocoPhillips (US energy company), Eli Lilly and Company (US pharmaceutical company), Pfizer Inc. (US pharmaceutical company) and the Republic of the Philippines.

– Equity capital markets: We executed an IPO for Mead Johnson Nutrition Company (US pediatric nutrition company) and equity offerings for Westfield Group (Australian retail property group), SSL International PLC (UK consumer products company), Scottish and Southern Energy PLC (UK energy company) and Alcoa Inc. (US aluminum company).

– Mergers and acquisitions: We advised on a number of key transactions that were announced in 1Q09, including the acquisition by NRG Energy Inc. (US energy company) of Reliant Energy Inc.’s (US energy company) Texas retail business, the acquisition by Valero Energy Corp. (US oil refiner) of certain ethanol plants from VeraSun Energy Corp. (US ethanol producer), the sale by Fifth Third Bancorp (US bank) of 51% of its processing business to Advent International (global private equity firm), the acquisition by Crédit Agricole SA (French bank) of a 35% stake in its CACEIS SA joint venture from Natixis SA (French bank) and the divestiture by Olympus Corp. (Japanese specialty medical company) of its diagnostic systems to Beckman Coulter, Inc. (US specialty medical company).

We received several industry awards and expanded our ability to serve certain geographic and product markets:
– Credit Suisse was awarded “Best Investment Bank” in Latin America by LatinFinance for the fourth consecutive year. Credit Suisse also received the award for “Best M&A House” in 2008 and was showcased for our leading role in seven of LatinFinance’s 2008 “Deals of the Year”.

– Credit Suisse was awarded "Emerging Market Bond House" and "Swiss Franc Bond House" by International Financing Review, as well as "Best Investment-Grade Corporate Bond" and "Best US Dollar Bond" for our work on an IBM offering, "Emerging EMEA Bond" for our work on a KazMunayGaz offering and "Emerging Asia Bond" for our work on a Republic of Indonesia offering.

– Credit Suisse was awarded “UK M&A adviser of the year”, “Nordic region M&A adviser of the year” and “Consumer sector adviser of the year” by Acquisitions Monthly. In addition, our work on the sale of Scottish & Newcastle to Carlsberg and Heineken won “Cross-border deal of the year” and our work on the UK banks recapitalization won “Domestic deal of the year”.

– Credit Suisse was awarded “In-house System of the Year” by Risk for Merlin, our foreign exchange derivatives structuring, pricing and trading platform. According to Risk, Merlin is “first choice of some of the most demanding foreign exchange option specialists” and “continues to set the pace for online forex option systems”.

– Credit Suisse was awarded “Best Asian sovereign or quasi-sovereign bond” by Euroweek Asia for our work on the Republic of Philippines sovereign bond issue.
– Credit Suisse was awarded “Best bond” for an ANZ Group fixed rate note, “Best M&A” for Commonwealth Bank of Australia’s acquisition of BankWest and St Andrews and “Most innovative deal” for Gunns Limited’s secondary offering by The Asset in their Triple A awards.

Selected risk exposures

				end of		% change

	1Q09		4Q08	1Q08	QoQ	YoY

Origination-related positions (CHF billion) [1]

Unfunded commitments	0.2		0.3	13.0	(33)	(98)

Funded positions	0.5		0.6	7.5	(17)	(93)

Equity bridges	0.0		0.0	0.3	–	(100)

Leveraged finance	0.7	[2]	0.9	20.8	(22)	(97)

Commercial mortgages	7.0	[3]	8.8	19.3	(20)	(64)

Trading book-related positions (CHF billion) [4]

US subprime	0.3		1.9	3.0	(84)	(90)

US Alt-A	0.3		0.6	1.1	(50)	(73)

US prime	0.3		0.6	0.8	(50)	(63)

European/Asian	1.8		2.0	2.5	(10)	(28)

Residential mortgages and subprime CDO	2.7		5.1	7.4	(47)	(64)

1 Exposures shown gross. 2 Excludes an aggregate of CHF 1.9 billion of fair valued non-recourse term financing for executed transactions. Fair value gains and losses on this term financing are reflected in net valuation adjustments in leveraged finance. Refer to the table "Net valuation adjustments". Excludes impact of the PAF transaction of CHF 1.3 billion. 3 Excludes an aggregate of CHF 1.5 billion of term financing for executed transactions, of which CHF 0.4 billion is non-recourse, and the impact of the PAF transaction of CHF 1.4 billion. 4 Exposures shown net.

Net valuation adjustments

in	1Q09	4Q08	1Q08

Net valuation adjustments (CHF million)

Leveraged finance	50	(889)	(1,681)

of which reported in debt underwriting [1]	15	(105)	(67)

of which reported in fixed income trading [2]	35	(1,195)	(905)

of which reported in other [3]	0	411	(709)

CMBS (reported in fixed income trading) [4]	(1,401)	(989)	(848)

RMBS and subprime CDO	413	(1,314)	(2,752)

of which reported in debt underwriting [5]	0	0	18

of which reported in fixed income trading [6]	413	(1,314)	(2,770)

Total	(938)	(3,192)	(5,281)

1 Includes fee revenues/(losses). 2 Valuation gains/(reductions) (including fees, hedges, interest on funded positions, recoveries and executed transactions) on loan commitments. 3 Valuation gains/(reductions) (including fees, hedges, interest on funded positions, recoveries and executed transactions) on bridge loan commitments. 4 Valuation gains/(reductions) (including fees, hedges, interest on funded positions and executed transactions). 5 Valuation gains/(reductions) (including hedges) on subprime CDO origination assets. 6 Valuation gains/(reductions) (including fees, hedges and interest on funded positions) on RMBS and subprime CDO warehousing and synthetic assets.

Results detail
The following provides a comparison of our 1Q09 results versus 1Q08 (YoY) and versus 4Q08 (QoQ).
Net revenues
Debt underwriting
YoY: Up 18% from CHF 153 million to CHF 180 million
The increase was primarily due to higher revenues from investment grade debt issuance, mainly in developed markets, and improved performance in our leveraged finance business. The increase was partially offset by 1Q08 valuation gains of CHF 18 million in collateralized debt obligation (CDO) origination, a business we are exiting. Industry-wide investment grade issuance activity increased during the quarter, while high yield and leveraged loan issuance activity remained very low.

QoQ: From CHF (29) million to CHF 180 million
The increase was primarily due to valuation gains in our leveraged finance business compared with valuation reductions of CHF 105 million in 4Q08, as well as higher revenues from investment grade debt issuance.

Equity underwriting
YoY: Down 59% from CHF 172 million to CHF 70 million
The decrease was driven by weaker performance in all regions, due to significantly lower levels of industry-wide equity issuance resulting from lower equity market valuations, continued market uncertainty and a decrease in market share. In 1Q09, the amount of capital raised through IPOs declined 96% while the total amount of equity capital raised declined 43% from 1Q08.

QoQ: Down 66% from CHF 208 million to CHF 70 million
The decrease was driven by the decline in industry-wide issuance and a decline in market share.
Advisory and other fees
YoY: Down 49% from CHF 382 million to CHF 194 million
The decrease was in line with lower levels of global industry-wide M&A activity and a decline in completed M&A market share.
QoQ: Down 39% from CHF 318 million to CHF 194 million
The decrease reflected lower levels of M&A activity, partially offset by an improvement in announced and completed M&A market share.
Fixed income trading
YoY: From CHF (1,654) million to CHF 3,935 million
The increase was primarily driven by significantly lower valuation reductions in both the structured products and leveraged finance businesses. We reported positive revenues in our CDO business, a business we are exiting, compared with a substantial loss in 1Q08 driven by net valuation reductions of CHF 2,674 million. In leveraged finance, we reported positive revenues compared with a significant loss in 1Q08 driven by net valuation reductions of CHF 905 million. Our results also reflected a valuation increase in our corporate loan business of CHF 444 million compared to valuation reductions of CHF 501 million in 1Q08. We had record revenues in our global rates and foreign exchange businesses, as well as strong performance in our US RMBS secondary trading and high grade trading businesses. These results also reflected lower fair value gains of CHF 329 million on Credit Suisse debt compared to CHF 1,226 million in 1Q08, net valuation reductions of CHF 1,401 million in CMBS and lower revenues in emerging markets. As of the end of 1Q09, the average fair value of our CMBS portfolio was 59% of par, compared to 72% as of the end of 4Q08, with a wide variation by position. Approximately CHF 1,100 million of our fixed income trading revenues in 1Q09 were driven by the narrowing of credit spreads that had widened dramatically in 4Q08 and the return to a more normalized relationship between the cash and synthetic markets following a period of substantial dislocation in 4Q08. Businesses that benefited from these trends included our corporate loan business, US RMBS secondary trading, high grade trading, US leveraged finance and emerging markets trading.

QoQ: From CHF (2,858) million to CHF 3,935 million
The increase was primarily due to positive revenues in our leveraged finance, emerging markets and CDO businesses compared to substantial losses in 4Q08, including significant valuation reductions. We also had significantly higher revenues in our global rates and foreign exchange, US RMBS secondary trading and high grade trading businesses. These results were partially offset by fair value gains of CHF 329 million on Credit Suisse debt compared to fair value gains of CHF 1,727 million in 4Q08 and net valuation reductions in CMBS. Approximately CHF 1,100 million of our fixed income trading revenues in 1Q09 were driven by the narrowing of credit spreads that had widened dramatically in 4Q08 and the return to a more normalized relationship between the cash and synthetic markets following a period of substantial dislocation in 4Q08.

Equity trading
YoY: Up 65% from CHF 1,398 million to CHF 2,310 million
The increase reflected positive revenues from equity trading strategies and convertibles compared with losses in 1Q08. The increase was also driven by higher revenues in equity derivatives, which benefited from strong results in our corporate and flow business. This improvement is consistent with the Investment Bank’s strategic repositioning, which included a dramatic reduction in risk and volatility in these businesses with a focus on quantitative and liquid equity trading strategies, secondary trading in convertibles and corporate and flow derivatives. We also had a strong result in prime services, where we have seen a substantial increase in market share from 1Q08 and improved margins. These strong results were partially offset by lower revenues from our cash business across all regions, in line with lower trading volumes and despite continued market share improvements. Equity trading results also included fair value gains of CHF 36 million on Credit Suisse debt compared to fair value gains of CHF 136 million in 1Q08. Approximately CHF 200 million of our 1Q09 equity trading revenues, primarily in our equity derivatives and convertibles businesses, were driven by a reduction in market volatility and the stabilization of the convertible bond market.

QoQ: From CHF (2,199) million to CHF 2,310 million
The increase was primarily due to improved performance across most equity products and strategies compared to 4Q08, which included significant losses in derivatives, convertibles and equity trading strategies.

Other
YoY: Up 74% from CHF (954) million to CHF (247) million
The increase was primarily due to lower valuation reductions on leveraged finance bridge commitments, partially offset by losses from private equity-related investments not managed as part of Asset Management.

QoQ: Down 326% from CHF (58) million to CHF (247) million
The decrease was primarily due to lower leveraged finance revenues, as a result of net valuation gains of CHF 411 million on our leveraged finance bridge loan commitments in 4Q08, partially offset by the negative impact of economic hedging of voluntary deferred compensation in 4Q08.

Provision for credit losses
YoY: Down 12% from CHF 155 million to CHF 136 million
The decrease was due to a higher level of provisions in 1Q08, driven by provisions relating to a guarantee provided in a prior year to a third-party bank. A majority of the CHF 136 million provision in 1Q09 related to emerging market loans and asset finance loans.

QoQ: Down 62% from CHF 355 million to CHF 136 million
The decrease was due to a high level of provisions in 4Q08, driven by provisions against loans made to various borrowers in Asia, with the majority related to a single borrower.
Operating expenses
Compensation and benefits
YoY: Up 74% from CHF 1,674 million to CHF 2,907 million
The increase was primarily due to significantly higher performance-related compensation, reflecting improved risk-adjusted profitability, the vesting of the remaining portion of PAF awards and CRA expenses, partly offset by lower deferred compensation from prior-year awards and lower salaries and severance related to headcount reduction.

QoQ: Up 98% from CHF 1,470 million to CHF 2,907 million
The increase was primarily due to significantly higher performance-related compensation, reflecting improved risk-adjusted profitability, the deferral of compensation under CRA in 4Q08 and lower voluntary deferred compensation expense in 4Q08, partly offset by lower salaries reflecting lower headcount. Compensation costs in 4Q08 related to the acceleration of our strategic plan were included in Corporate Center.

General and administrative expenses
YoY: Down 4% from CHF 742 million to CHF 713 million
The decrease primarily reflected lower travel and entertainment expenses, due to a decline in firm-wide travel, and lower legal fees, particularly those relating to businesses we are exiting.
QoQ: Up 7% from CHF 667 million to CHF 713 million
The increase primarily reflected a release in 4Q08 of CHF 333 million for certain private litigation matters relating to Enron. Excluding this release, expenses decreased CHF 287 million, driven by a reduction in legal and professional services fees, mainly due to lower deal volumes, and stable or lower general and administrative expenses across most categories, reflecting our continued focus on cost containment.

Personnel
Headcount at the end of 1Q09 was 18,800, down 800 from 4Q08, and down 1,700 from 1Q08. The decline included the transfer of 170 operations employees to Wealth Management.

Asset Management
In 1Q09, we recorded a loss before taxes of CHF 490 million, which included investment-related losses of CHF 387 million. Overall, asset-based fees were resilient. We continued to implement our strategy to further strengthen investment performance in all of our product areas, reduce costs across the organization and build global distribution capabilities.

Results

				in / end of		% change

	1Q09	4Q08		1Q08	QoQ	YoY

Statements of operations (CHF million)

Net revenues	6	(356)		(46)	–	–

Provision for credit losses	0	0		0	–	–

Compensation and benefits	317	78		318	306	0

General and administrative expenses	147	185	[1]	140	(21)	5

Commission expenses	32	37		40	(14)	(20)

Total other operating expenses	179	222		180	(19)	(1)

Total operating expenses	496	300		498	65	0

Income/(loss) before taxes	(490)	(656)		(544)	(25)	(10)

Statement of operations metrics (%)

Non-compensation/revenue ratio	–	–		–	–	–

Cost/income ratio	–	–		–	–	–

Pre-tax income margin	–	–		–	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,387	3,566		2,944	(5)	15

Pre-tax return on average utilized economic capital (%) [2]	(57.2)	(72.4)		(72.4)	–	–

Balance sheet statistics (CHF million)

Total assets	17,240	21,580		26,673	(20)	(35)

Goodwill	1,710	1,593		2,063	7	(17)

Number of employees (full-time equivalents)

Number of employees	3,100	3,100		3,700	0	(16)

1 Includes a CHF 41 million impairment charge on acquired intangible assets. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Net revenue detail (CHF million)

Asset management fees	314	351	387	(11)	(19)

Placement fees	9	41	13	(78)	(31)

Performance fees and carried interest	(11)	18	19	–	–

Equity participations and joint ventures	27	(19)	39	–	(31)

Securities purchased from our money market funds	(21)	(164)	(566)	(87)	(96)

Investment-related gains/(losses)	(387)	(595)	(9)	(35)	–

Other revenues	75	12	71	–	6

Net revenues	6	(356)	(46)	–	–

Results (continued)

				in		% change

	1Q09	4Q08		1Q08	QoQ	YoY

Net revenue detail (CHF million)

Private equity	52	137		102	(62)	(49)

Real estate	60	41		71	46	(15)

Credit strategies	19	25		30	(24)	(37)

Liquid strategies [1]	42	9		55	367	(24)

Other	3	17		14	(82)	(79)

Alternative investment strategies	176	229		272	(23)	(35)

Multi-asset class solutions	128	144		191	(11)	(33)

Other	83	49		27	69	207

Traditional investment strategies	211	193		218	9	(3)

Equity participations and joint ventures [2]	27	(19)	[3]	39	–	(31)

Securities purchased from our money market funds	(21)	(164)		(566)	(87)	(96)

Net revenues before investment-related gains/(losses)	393	239		(37)	64	–

Investment-related gains/(losses)	(387)	(595)		(9)	(35)	–

Net revenues	6	(356)		(46)	–	–

Gross and net margin on assets under management (bp)

Gross margin before investment-related gains/(losses)	38	21		(2)	–	–

Gross margin	1	(31)		(3)	–	–

Net margin (pre-tax)	(47)	(58)		(39)	–	–

1 Includes multi-manager hedge funds, single-manager hedge fund strategies and index strategies. 2 Includes Asset Management Finance Corporation, Hedging-Griffo and Credit Suisse (Brazil). 3 Includes a CHF 43 million impairment charge on a Korean joint venture.

Operating environment
The operating environment continued to be challenging in 1Q09. Equity markets experienced significant volatility, while slightly recovering from record lows at the end of the quarter. Selected mutual fund sectors, including science, technology, telecommunications and gold funds finished 1Q09 positively.

Private equity valuations, which were down by an industry average of 44% in 2008, continued to decline by an average of 25% in 1Q09. The Russell 2000 index, which tracks the equity valuations of US mid-market companies, decreased 15% in 1Q09. Private equity-related buyout activity remained sluggish in 1Q09, and capital commitments are likely to be drawn down slowly over the next few years. Fundraising remained at very low levels in 1Q09, and for 2009 is forecasted to decline by half of that in 2008, the second best year for raising funds in private equity.

Hedge fund managers employing tactical short strategies and defensive positioning demonstrated positive performance, while fundamental-driven managers struggled due to high market volatility. Assets invested in hedge fund strategies decreased for the fourth consecutive quarter, however outflows decreased.

Real estate showed lower valuations throughout all sectors. Commodities were mixed, but generally prices were up at quarter end.
In fixed income, base interest rates continued to decrease in line with economic developments. Governments and central banks intervened to shore up confidence, but the market environment for bonds remained extremely difficult.

While markets provided a challenging environment, regulatory activity increased. In 1Q09, the US Treasury proposed that all advisors to hedge funds with assets under management over a certain threshold will be required to register with the SEC and that all such funds advised by an SEC-registered investment advisor will be subject to investor and counterparty disclosure and regulatory reporting requirements.

Results summary
In 1Q09, the loss before taxes was CHF 490 million, compared to a loss of CHF 544 million in 1Q08. Investment-related losses in 1Q09 amounted to CHF 387 million, compared to losses of CHF 9 million in 1Q08. Investment-related losses, which were mostly unrealized, arose mainly in the financial services, real estate, aerospace, pharmaceutical and healthcare sectors. Losses on securities purchased from our money market funds in 1Q09 were CHF 21 million, compared to losses of CHF 566 million in 1Q08. As of the end of 1Q09, the fair value of our balance sheet exposure to securities purchased from our money market funds was CHF 702 million, up CHF 135 million, or 24%, from 4Q08, primarily reflecting the purchase of CHF 204 million of securities in connection with the closing of the funds, which we announced in 4Q08. We have reduced our exposure to securities purchased from our money market funds by 69% from CHF 2.2 billion as of the end of 1Q08.

Net revenues were CHF 6 million, up CHF 52 million compared to 1Q08. Net revenues of CHF 414 million before securities purchased from our money market funds and investment-related gains/(losses) were down CHF 115 million, or 22%, compared to 1Q08, mainly due to higher allocated funding costs and lower asset management fees in traditional investment strategies, driven by the 33.8% decline in average assets under management, offset in part by gains on securities acquired from client securities lending portfolios (refer to the table “Results before securities purchased from our money market funds”). Asset management fees in alternative investment strategies increased 10%, reflecting the overall strength of our franchise in a challenging operating environment. Overall, asset-based fees were resilient. Asset management fees were CHF 314 million, down CHF 73 million, or 19%, compared to 1Q08, while average assets under management decreased 26.5% over the period. Performance fees and carried interest were negative, reflecting product performance remaining below threshold levels, investment gains not being realized and provisions for claw-backs of carried interest. Total operating expenses were stable at CHF 496 million compared to 1Q08.

Compared to 4Q08, the loss before taxes decreased CHF 166 million, mainly due to the lower investment-related losses and lower losses on securities purchased from our money market funds. Net revenues before securities purchased from our money market funds and investment-related gains/(losses) were up CHF 11 million, or 3%, primarily reflecting improved performance of proprietary hedge fund positions, the 4Q08 CHF 43 million impairment charge on a Korean joint venture and gains on securities acquired from client securities lending portfolios, mostly offset by higher allocated funding costs, lower asset management fees and the provisions for claw-backs of carried interest. Total operating expenses were up CHF 196 million, or 65%, primarily due to higher performance-related compensation, mostly reflecting the lower results and the impact of the deferral of compensation under CRA in 4Q08, partially offset by lower general and administrative expenses, reflecting the intangible assets impairment charge of CHF 41 million in 4Q08.

Assets under management were CHF 405.7 billion, down CHF 111.7 billion, or 21.6%, compared to 1Q08, primarily reflecting negative market performance and net asset outflows. Compared to 4Q08, assets under management were down CHF 5.8 billion, or 1.4%, reflecting negative market performance and net asset outflows, largely offset by favorable foreign exchange-related movements. Net asset outflows in 1Q09 of CHF 3.5 billion included outflows of CHF 4.2 billion in multi-asset class solutions and CHF 0.6 billion in other traditional investment strategies, and net inflows of CHF 1.0 billion in alternative investment strategies.

We continued to implement our strategy to further strengthen investment performance in all of our product areas, reduce costs across the organization and build global distribution capabilities. We expect to complete our announced transaction with Aberdeen Asset Management on July 1, 2009 and close the first part of the transaction concerning three entities in Asia Pacific on April 30. We are in the process of significantly reducing general and administrative expenses. We continue to focus on right-sizing the business and the most effective and efficient deployment of personnel. We hired a global head of distribution focusing on our institutional client base, and we implemented a global distribution organization, attracting significant sales talent. This new global sales function will give us a better position to serve large institutional clients, to whom we offer integrated services across our entire product range.

In 1Q09, the private fund group, which raises capital for hedge funds, private equity and real estate funds, was transferred to Asset Management from Investment Banking, and prior periods have been conformed to the current presentation.

Results before securities purchased from our money market funds

			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Statements of operations (CHF million)

Net revenues before investment-related gains/(losses)	414	403	529	3	(22)

Investment-related gains/(losses)	(387)	(595)	(9)	(35)	–

Net revenues	27	(192)	520	–	(95)

Provision for credit losses	0	0	0	–	–

Compensation and benefits	317	78	318	306	0

Total other operating expenses	179	222	180	(19)	(1)

Total operating expenses	496	300	498	65	0

Income/(loss) before taxes	(469)	(492)	22	(5)	–

Statement of operations metrics (%)

Non-compensation/revenue ratio	–	–	34.6	–	–

Cost/income ratio	–	–	95.8	–	–

Pre-tax income margin	–	–	4.2	–	–

Gross and net margin on assets under management (bp)

Gross margin before investment-related gains/(losses)	40	35	38	–	–

Gross margin	3	(17)	37	–	–

Net margin (pre-tax)	(45)	(43)	2	–	–

Management believes that results before securities purchased from our money market funds is meaningful as it more appropriately reflects the performance of the ongoing business.

Gains/(losses) on securities purchased from our money market funds

			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Gains/(losses) (CHF million)

Realized gains/(losses)	(11)	62	(40)	–	(73)

Unrealized gains/(losses)	(22)	(195)	(604)	(89)	(96)

Net gains/(losses) [1]	(33)	(133)	(644)	(75)	(95)

Other [2,3]	12	(31)	78	–	(85)

Securities purchased from our money market funds	(21)	(164)	(566)	(87)	(96)

1 Includes net interest income. 2 Includes hedging gains of CHF 15 million, CHF 17 million and CHF 78 million in 1Q09, 4Q08 and 1Q08, respectively. 3 Includes cash infusions and costs associated with the closing of our money market funds of CHF 3 million and CHF 48 million in 1Q09 and 4Q08, respectively.

Movements of securities purchased from our money market funds

	Fair value end of 4Q08	Purchased	Net gains/ (losses)	Sold	Matured/ restruc- tured	Foreign exchange	Fair value end of 1Q09

CP, bonds and other securities issued by (CHF million)

Structured investment vehicles	356	0	(44)	0	(21)	29	320

Asset-backed securities vehicles	1	0	0	(1)	0	0	0

Corporates	210	204	11	(76)	0	33	382

Total	567	204	(33)	(77)	(21)	62	702

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. The pre-tax income margin was not meaningful in 1Q09, 1Q08 and 4Q08 given our low or negative net revenues. The pre-tax income margin before securities purchased from our money market funds and investment-related gains/(losses) was negative (113.3)% in 1Q09, compared to 4.2% in 1Q08 and (122.1)% in 4Q08.

Net new asset growth rate
In 1Q09, the rolling four-quarter average growth rate was (8.8)%, compared to (8.9)% in 1Q08 and (10.6)% in 4Q08. The annualized quarterly growth rate was (3.4)%, compared to (14.1)% in 1Q08 and (17.2)% in 4Q08.

Gross margin
The gross margin on assets under management was 1 basis point in 1Q09, compared to a negative 3 basis points in 1Q08 and a negative 31 basis points in 4Q08. The gross margin on assets under management before securities purchased from our money market funds and investment-related gains/(losses) was 40 basis points in 1Q09, compared to 38 basis points in 1Q08 and 35 basis points in 4Q08.

Assets under management - Asset Management

			in / end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Assets under management (CHF billion)

Private equity	37.9	37.2	28.9	1.9	31.1

Real estate	35.1	34.4	35.6	2.0	(1.4)

Credit strategies	13.5	13.1	19.4	3.1	(30.4)

Liquid strategies [1]	54.5	54.9	60.2	(0.7)	(9.5)

Other	2.1	2.3	2.6	(8.7)	(19.2)

Alternative investment strategies	143.1	141.9	146.7	0.8	(2.5)

Multi-asset class solutions	164.6	159.9	200.8	2.9	(18.0)

Other	81.5	94.4	142.5	(13.7)	(42.8)

Traditional investment strategies	246.1	254.3	343.3	(3.2)	(28.3)

Equity participations and joint ventures [2]	16.5	15.3	27.4	7.8	(39.8)

Assets under management	405.7	411.5	517.4	(1.4)	(21.6)

of which discretionary assets	347.0	351.1	437.9	(1.2)	(20.8)

of which advisory assets	58.7	60.4	79.5	(2.8)	(26.2)

Assets under management by currency (CHF billion)

USD	111.1	105.9	125.0	4.9	(11.1)

EUR	53.8	56.5	68.7	(4.8)	(21.7)

CHF	218.3	224.6	267.9	(2.8)	(18.5)

Other	22.5	24.5	55.8	(8.2)	(59.7)

Assets under management	405.7	411.5	517.4	(1.4)	(21.6)

Growth in assets under management (CHF billion)

Net new assets	(3.5)	(21.1)	(21.2)	–	–

Market movements	(12.9)	(33.2)	(31.3)	–	–

Currency	10.5	(14.9)	(29.0)	–	–

Other	0.1	(10.5)	(0.5)	–	–

Total other effects	(2.3)	(58.6)	(60.8)	–	–

Growth in assets under management	(5.8)	(79.7)	(82.0)	–	–

Growth in assets under management (annualized) (%)

Net new assets	(3.4)	(17.2)	(14.1)	–	–

Total other effects	(2.2)	(47.7)	(40.6)	–	–

Growth in assets under management	(5.6)	(64.9)	(54.7)	–	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	(8.8)	(10.6)	(8.9)	–	–

Total other effects	(12.8)	(20.8)	(8.4)	–	–

Growth in assets under management (rolling four-quarter average)	(21.6)	(31.4)	(17.3)	–	–

Principal investments (CHF billion)

Principal investments	3.9	4.0	3.8	(2.5)	2.6

Excludes assets under management relating to the agreement to sell part of our traditional investment strategies business. Prior periods have been restated to conform to the current presentation.
1 Includes multi-manager hedge funds, single-manager hedge fund strategies and index strategies. 2 Includes Asset Management Finance Corporation, Hedging-Griffo and Credit Suisse (Brazil).

Initiatives and achievements
In 1Q09, we received the following awards and mandates:
– Within liquid strategies, the quantitative strategies group won 23 new mandates in 1Q09, raising CHF 2.7 billion of net new assets mainly from German and Italian clients, expanding outside Switzerland the traditional index business.

– Following the success of an initial CHF 200 million private equity program for a large US corporate pension plan, the client agreed in 1Q09 to commit an additional CHF 115 million for investments broadly diversified across private equity asset classes and regions.

– ICBC Credit Suisse Asset Management Ltd, our joint venture in China, successfully launched its first index fund in China, raising CHF 600 million from domestic investors despite the challenging market conditions.

Results detail
The following provides a comparison of our 1Q09 results versus 1Q08 (YoY) and versus 4Q08 (QoQ).
Net revenues
Net revenues before investment-related gains/(losses) include asset management fees including fees from fund administration services, performance-based fees and carried interest, placement fees, revenues from joint ventures and strategic collaborations and realized and unrealized gains and losses on securities purchased from our money market funds. Investment-related gains/(losses) include realized and unrealized gains and losses and net interest and dividend income on investments.

Alternative investment strategies
YoY: Down 35% from CHF 272 million to CHF 176 million
The decrease was mainly due to higher allocated funding costs, losses associated with proprietary positions in liquid strategies, including seed capital investments in hedge funds, and credit strategies and provisions for claw-backs of carried interest. The decline in real estate revenues reflected lower placement fees. These declines were partially offset by higher asset management fees in private equity.

QoQ: Down 23% from CHF 229 million to CHF 176 million
The decrease was mainly due to higher allocated funding costs, lower asset management, placement and performance-based fees and the provisions for claw-backs of carried interest, partially offset by lower losses from proprietary hedge fund positions, including seed capital investments.

Traditional investment strategies
YoY: Down 3% from CHF 218 million to CHF 211 million
The decrease was mainly due to lower asset management and performance-based fees, mostly offset by realized gains on securities acquired from client securities lending portfolios. The decline in asset management fees was primarily in multi-asset class solutions, reflecting the decline in average assets under management, and weak performance in our Luxembourg funds.

QoQ: Up 9% from CHF 193 million to CHF 211 million
The increase was mainly due to the realized gains on securities acquired from client securities lending portfolios, partially offset by lower asset management fees and higher allocated funding costs.
Equity participations and joint ventures
YoY: Down 31% from CHF 39 million to CHF 27 million
The decrease was mainly due to lower asset management fees from Hedging-Griffo and Credit Suisse (Brazil), reflecting lower assets under management due to the challenging emerging markets environment.
QoQ: Up from CHF (19) million to CHF 27 million
The increase was mainly due to the 4Q08 impairment charge of CHF 43 million on a Korean joint venture.
Investment-related gains/(losses)
YoY: Down from CHF (9) million to CHF (387) million
The decrease was mainly due to the adverse effects of the credit crisis on valuations and the worsening global economy, and included mostly unrealized losses on real estate, financial services, pharmaceuticals and aerospace investments.

QoQ: Up 35% from CHF (595) million to CHF (387) million
The increase was due to lower unrealized losses on distressed debt funds, real estate, energy, commodities and emerging market investments, partially offset by higher unrealized losses in financial services.

Operating expenses
Compensation and benefits
YoY: Stable at CHF 317 million
Compensation and benefits reflected slightly higher deferred compensation from prior-year awards offset by lower performance-related compensation.
QoQ: Up 306% from CHF 78 million to CHF 317 million
The increase was due to the 4Q08 deferral of compensation under CRA and higher deferred compensation from prior-year awards.
General and administrative expenses
YoY: Up 5% from CHF 140 million to CHF 147 million
The increase was due to higher non-credit-related provisions of CHF 22 million, largely offset by lower professional fees, travel and entertainment expenses and slightly lower costs in most categories.

QoQ: Down 21% from CHF 185 million to CHF 147 million
The decrease was mainly due to the 4Q08 impairment charge of CHF 41 million on acquired intangible assets and slightly lower costs in most categories, partially offset by the non-credit-related provisions and higher professional fees.

Personnel
In 1Q09 headcount was down 600 from 1Q08, mainly due to the Aberdeen transaction and a headcount reduction of 200.
Overview of results and assets under management
Results
Assets under management
Results

									Private Banking			Investment Banking			Asset Management					Corporate Center				Core Results	[1]			Credit Suisse

			Wealth Management			Corporate & Retail Banking

in / end of period	1Q09	4Q08	1Q08	1Q09	4Q08	1Q08	1Q09	4Q08	1Q08	1Q09	4Q08	1Q08	1Q09	4Q08	1Q08	1Q09		4Q08		1Q08		1Q09	4Q08	1Q08		1Q09	4Q08	1Q08

Statements of operations (CHF million)

Net revenues	1,925	2,048	2,313	953	1,091	1,042	2,878	3,139	3,355	6,442	(4,618)	(503)	6	(356)	(46)	231		5		120		9,557	(1,830)	2,926		8,106	(4,468)	3,002

Provision for credit losses	2	113	4	45	17	(9)	47	130	(5)	136	355	155	0	0	0	0		1		1		183	486	151		183	486	151

Compensation and benefits	823	565	806	328	252	355	1,151	817	1,161	2,907	1,470	1,674	317	78	318	(47)		631		60		4,328	2,996	3,213		4,340	3,027	3,232

General and administrative expenses	335	1,224	462	208	278	204	543	1,502	666	713	667	742	147	185	140	122		401		7		1,525	2,755	1,555		1,549	2,773	1,569

Commission expenses	119	142	181	26	31	28	145	173	209	272	350	349	32	37	40	18		33		(10)		467	593	588		467	593	588

Total other operating expenses	454	1,366	643	234	309	232	688	1,675	875	985	1,017	1,091	179	222	180	140		434		(3)		1,992	3,348	2,143		2,016	3,366	2,157

Total operating expenses	1,277	1,931	1,449	562	561	587	1,839	2,492	2,036	3,892	2,487	2,765	496	300	498	93		1,065		57		6,320	6,344	5,356		6,356	6,393	5,389

Income/(loss) from continuing operations before taxes	646	4	860	346	513	464	992	517	1,324	2,414	(7,460)	(3,423)	(490)	(656)	(544)	138		(1,061)		62		3,054	(8,660)	(2,581)		1,567	(11,347)	(2,538)

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		981	(3,175)	(458)		981	(3,175)	(458)

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		2,073	(5,485)	(2,123)		586	(8,172)	(2,080)

Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(32)	(538)	6		(32)	(538)	6

Net income/(loss)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		2,041	(6,023)	(2,117)		554	(8,710)	(2,074)

Less net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		35	1	31		(1,452)	(2,686)	74

Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		2,006	(6,024)	(2,148)		2,006	(6,024)	(2,148)

Statement of operations metrics (%)

Non-compensation/revenue ratio	23.6	66.7	27.8	24.6	28.3	22.3	23.9	53.4	26.1	15.3	–	–	–	–	–	–		–		–		20.8	–	73.2		24.9	–	71.9

Cost/income ratio	66.3	94.3	62.6	59.0	51.4	56.3	63.9	79.4	60.7	60.4	–	–	–	–	–	–		–		–		66.1	–	183.0		78.4	–	179.5

Pre-tax income margin	33.6	0.2	37.2	36.3	47.0	44.5	34.5	16.5	39.5	37.5	–	–	–	–	–	–		–		–		32.0	–	(88.2)		19.3	–	(84.5)

Effective tax rate	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		32.1	36.7	17.7		62.6	28.0	18.0

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		21.7	–	(72.6)		7.2	–	(69.3)

Net income margin	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		21.0	–	(73.4)		24.7	–	(71.6)

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,311	2,387	2,233	4,375	4,366	4,065	6,686	6,753	6,298	22,074	25,536	28,525	3,387	3,566	2,944	(1,012)	[2]	(614)	[2]	344	[2]	31,120	35,223	38,100		31,120	35,223	38,100

Pre-tax return on average utilized economic capital (%) [3]	112.5	2.0	155.6	31.7	47.0	45.7	59.6	31.1	84.7	44.1	(116.4)	(47.5)	(57.2)	(72.4)	(72.4)	–		–		–		39.6	(97.8)	(26.5)		20.5	(128.3)	(26.1)

Balance sheet statistics (CHF million)

Total assets	260,259	262,019	256,063	113,047	112,752	109,186	373,306	374,771	365,249	953,398	976,713	997,660	17,240	21,580	26,673	(202,168)		(217,147)		(196,388)		1,141,776	1,155,917	1,193,194		1,156,086	1,170,350	1,207,994

Net loans	71,400	71,481	75,482	105,104	103,399	99,931	176,504	174,880	175,413	60,942	60,837	53,516	–	–	–	64		80		239		237,510	235,797	229,168		237,510	235,797	229,168

Goodwill	611	584	638	181	181	181	792	765	819	7,399	6,972	6,708	1,710	1,593	2,063	–		–		–		9,901	9,330	9,590		9,901	9,330	9,590

Number of employees (full-time equivalents)

Number of employees	15,300	15,400	14,800	8,800	9,000	9,000	24,100	24,400	23,800	18,800	19,600	20,500	3,100	3,100	3,700	700		700		700		46,700	47,800	48,700		46,700	47,800	48,700

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without significant economic interest. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill.

Assets under management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Any duplication of assets managed on behalf of other segments is eliminated at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 1Q09, assets under management from continuing operations were CHF 1,121.7 billion, up CHF 15.6 billion, or 1.4%, compared to the end of 4Q08. The increase primarily reflected positive net new assets in Private Banking and favorable exchange-related movements, partially offset by adverse market movements and net asset outflows in Asset Management. Compared to the end of 1Q08, assets under management from continuing operations were down CHF 175.8 billion, or 13.5%. The decrease primarily reflected adverse market movements, net asset outflows in Asset Management and the closure of certain US money market funds.

In Private Banking, assets under management were CHF 808.7 billion, up CHF 19.8 billion, or 2.5%, compared to the end of 4Q08, and down CHF 90.9 billion, or 10.1%, compared to the end of 1Q08. In Asset Management, assets under management were CHF 405.7 billion, down CHF 5.8 billion, or 1.4%, compared to the end of 4Q08, and down CHF 111.7 billion, or 21.6%, compared to the end of 1Q08. Discontinued operations relating to our agreement to sell part of our traditional investment strategies business in Asset Management to Aberdeen include CHF 67.5 billion of assets under management. For further information, refer to II – Results by division – Private Banking and – Asset Management.

Assets under management and client assets

			end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Assets under management (CHF billion)

Wealth Management	667.0	646.0	749.4	3.3	(11.0)

Corporate & Retail Banking	141.7	142.9	150.2	(0.8)	(5.7)

Private Banking	808.7	788.9	899.6	2.5	(10.1)

Asset Management	405.7	411.5	517.4	(1.4)	(21.6)

Assets managed on behalf of other segments	(92.7)	(94.3)	(119.5)	(1.7)	(22.4)

Assets under management from continuing operations	1,121.7	1,106.1	1,297.5	1.4	(13.5)

of which discretionary assets	412.2	416.1	513.0	(0.9)	(19.6)

of which advisory assets	709.5	690.0	784.5	2.8	(9.6)

Discontinued operations [1]	67.5	67.9	83.0	(0.6)	(18.7)

Assets under management	1,189.2	1,174.0	1,380.5	1.3	(13.9)

Client assets (CHF billion)

Wealth Management	743.9	720.3	821.9	3.3	(9.5)

Corporate & Retail Banking	198.4	199.6	222.7	(0.6)	(10.9)

Private Banking	942.3	919.9	1,044.6	2.4	(9.8)

Asset Management	420.9	425.1	548.1	(1.0)	(23.2)

Assets managed on behalf of other segments	(92.7)	(94.3)	(119.5)	(1.7)	(22.4)

Client assets from continuing operations	1,270.5	1,250.7	1,473.2	1.6	(13.8)

Discontinued operations [1]	67.5	67.9	83.0	(0.6)	(18.7)

Client assets	1,338.0	1,318.6	1,556.2	1.5	(14.0)

1 Includes assets under management relating to our agreement to sell part of our traditional investment strategies business in Asset Management. Prior periods have been restated to conform to the current presentation.

Growth in assets under management

in	1Q09	4Q08	1Q08

Growth in assets under management (CHF billion)

Wealth Management	9.0	2.0	13.5

Corporate & Retail Banking	2.4	(0.1)	3.6

Private Banking	11.4	1.9	17.1

Asset Management	(3.5)	(21.1)	(21.2)

Assets managed on behalf of other segments	0.9	6.6	(1.1)

Net new assets	8.8	(12.6)	(5.2)

Wealth Management	12.0	(107.2)	(102.7)

Corporate & Retail Banking	(3.6)	(10.1)	(10.2)

Private Banking	8.4	(117.3)	(112.9)

Asset Management	(2.3)	(58.6)	(60.8)

Assets managed on behalf of other segments	0.7	11.2	13.6

Other effects	6.8	(164.7)	(160.1)

Wealth Management	21.0	(105.2)	(89.2)

Corporate & Retail Banking	(1.2)	(10.2)	(6.6)

Private Banking	19.8	(115.4)	(95.8)

Asset Management	(5.8)	(79.7)	(82.0)

Assets managed on behalf of other segments	1.6	17.8	12.5

Total growth in assets under management from continuing operations	15.6	(177.3)	(165.3)

Total growth in assets under management from discontinued operations [1]	(0.4)	(18.7)	(8.9)

Total growth in assets under management	15.2	(196.0)	(174.2)

Growth in assets under management (annualized) (%) [2]

Wealth Management	5.6	1.1	6.4

Corporate & Retail Banking	6.7	(0.3)	9.2

Private Banking	5.8	0.8	6.9

Asset Management	(3.4)	(17.2)	(14.1)

Assets managed on behalf of other segments	(3.8)	(23.6)	3.3

Net new assets	3.2	(3.9)	(1.4)

Wealth Management	7.4	(57.1)	(49.0)

Corporate & Retail Banking	(10.1)	(26.4)	(26.0)

Private Banking	4.3	(51.9)	(45.4)

Asset Management	(2.2)	(47.7)	(40.6)

Assets managed on behalf of other segments	(3.0)	(40.0)	(41.2)

Other effects	2.5	(51.3)	(43.8)

Wealth Management	13.0	(56.0)	(42.6)

Corporate & Retail Banking	(3.4)	(26.7)	(16.8)

Private Banking	10.1	(51.1)	(38.5)

Asset Management	(5.6)	(64.9)	(54.7)

Assets managed on behalf of other segments	(6.8)	(63.6)	(37.9)

Total growth in assets under management	5.7	(55.2)	(45.2)

1 Includes assets under management relating to our agreement to sell part of our traditional investment strategies business in Asset Management. Prior periods have been restated to conform to the current presentation. 2 Calculated based on continuing operations.

Growth in assets under management (continued)

in	1Q09	4Q08	1Q08

Growth in net new assets (rolling four-quarter average) (%) [1]

Wealth Management	5.0	5.0	6.0

Corporate & Retail Banking	5.0	5.5	2.3

Private Banking	5.0	5.1	5.4

Asset Management	(8.8)	(10.6)	(8.9)

Assets managed on behalf of other segments	(9.5)	(7.1)	2.6

Growth in net new assets	0.8	(0.2)	(0.5)

1 Calculated based on continuing operations.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded strong net new assets of CHF 11.4 billion in 1Q09, including CHF 9.0 billion in Wealth Management, mainly in EMEA, Asia Pacific and Switzerland. Asset Management recorded net asset outflows of CHF 3.5 billion, including outflows of CHF 4.8 billion in traditional investment strategies, partly offset by net new assets of CHF 1.0 billion in alternative investment strategies, reflecting the strength of the alternative investment strategies franchise.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury and Risk management
Treasury management
Risk management
Treasury management
We continued to conservatively manage our liquidity and funding position and our capital remained strong with a BIS tier 1 ratio of 14.1% as of the end of 1Q09.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.

Funding sources and uses
The operating environment showed some signs of stabilization during 1Q09, but funding spreads remained high. The distribution of our unsecured funding remained consistent with the distribution as of the end of 4Q08, with the majority still from client deposits and long-term debt (refer to the chart “Unsecured funding distribution”). Existing lending facilities with the SNB, the Fed, the European Central Bank and the BoE served as a secondary source of liquidity if needed. We continued to monitor our exposure to liquidity risk in 1Q09 to ensure that any potential liquidity needs could be met in the most adverse market environment and in the face of changing business needs. As of the end of 1Q09, our liquid assets were stable and included CHF 138 billion of cash and securities accepted under central bank facilities. Client deposits, a particularly stable source of funds, increased CHF 9.3 billion and covered 120% of total loans outstanding as of the end of 1Q09 (refer to the chart “Funding by asset category”).

As of the end of 2008, the SNB sponsored an initiative, which does not benefit from a government guarantee, aimed at redistributing liquidity among Swiss banks. Under the initiative, borrowing banks pledge mortgage assets to the Pfandbriefbank schweizerischer Hypothekarinstitute which in turn issues covered bonds, the proceeds of which are on-lent to the borrowing banks. We participated in this program as part of our efforts to lessen our dependency on unsecured funding and reduce our overall funding costs.

Liquidity and funding policy
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative and which are described in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time.

The impact of a one or two-notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements of CHF 4.3 billion and CHF 5.8 billion, respectively, and would not be material to our liquidity and funding planning.

Debt issuances and redemptions
Our primary sources of liquidity are through consolidated entities. Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs and a samurai shelf registration statement in Japan. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 1Q09, the Bank issued CHF 3 billion of senior debt maturing in 2012, with a coupon of 5.125%, and CHF 154 million of subordinated debt. For information on issuance of capital securities, refer to – Capital management.

The Bank raised CHF 2.85 billion in five tranches of covered bonds, with maturities ranging between one and five years.
Senior debt of CHF 1.1 billion matured.
The Bank intends to redeem its two upper tier 2 issues callable in July 2009 (the Credit Suisse, Guernsey Branch EUR 125 million bonds and the Credit Suisse, London Branch GBP 150 million bonds).
Capital management
Our consolidated BIS tier 1 ratio was 14.1% as of the end of 1Q09, compared to 13.3% as of the end of 4Q08, reflecting our continuing objective to further strengthen the capital base by maintaining profitability and reducing risk.

In 1Q09, the Bank issued USD 136 million (CHF 154 million) of lower tier 2 notes, maturing in 2020, with a par value of USD 221 million.
Both the Group and the Bank are subject to Basel II and FINMA regulatory capital requirements, including leverage ratios of tier 1 capital to total assets. We incurred significant additional incremental capital charges on trading book market risk-weighted assets under FINMA requirements that impose an increase in market risk capital for every scaled VaR backtesting exception over ten in the prior rolling twelve month period. These backtesting exceptions related to 3Q08 and 4Q08, as there were no such exceptions in 1Q09. For the purposes of this charge, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variable such as interest rates, equity prices and foreign exchange rates on the previous night's positions.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.

Capital structure

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments[1] Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Max 35% of tier 1 capital
Innovative instruments[2]
Max 15% of tier 1 capital
Other hybrid instruments[3]
Instruments convertible into tier 1 capital[4]
Qualifying noncontrolling interests[5]
Shareholders' equity

Does not show deductions. Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Lower tier 2 capital will no longer qualify for regulatory capital after 2020 but can be issued through 2010.

[2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable.

[3] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment.

[4] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares.

[5] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by SPEs.

Regulatory capital – Group
The improvement in the tier 1 ratio reflected a 7% increase in tier 1 capital and a 1% increase in risk-weighted assets, both of which were affected by a significant US dollar foreign exchange translation impact.

Tier 1 capital increased from CHF 34.2 billion as of the end of 4Q08 to CHF 36.7 billion as of the end of 1Q09. The increase reflected net income (excluding fair value gains on Credit Suisse debt, net of tax), foreign exchange impacts and our increased capacity to recategorize more hybrid instruments in tier 1 capital, and was partially offset by a significant dividend accrual. Total eligible capital increased from CHF 46.1 billion to CHF 48.7 billion, primarily due to the tier 1 capital increase. Overall tier 2 capital was marginally higher at CHF 11.9 billion, driven by the foreign exchange translation impact and the issuance of lower tier 2 instruments, which more than offset the recategorization of hybrid instruments to tier 1 capital and the regulatory amortization of lower tier 2 instruments.

Risk-weighted assets increased CHF 3.4 billion to CHF 260.8 billion as of the end of 1Q09, primarily due to the US dollar translation impact of approximately CHF 14 billion that more than offset the credit and market risk reduction within Investment Banking and Asset Management. For further information regarding market risk refer to Risk management – Market risk. Operational risk increased mainly as a result of the foreign exchange translation impact.

Our total capital ratio was 18.7% as of the end of 1Q09, compared to 17.9% as of the end of 4Q08, primarily reflecting the increase in tier 1 capital, which more than offset the increase in risk-weighted assets. For further information refer to the table “BIS Statistics”.

Shareholders’ equity
Our shareholders’ equity increased from CHF 32.3 billion as of the end of 4Q08 to CHF 36.0 billion as of the end of 1Q09. The increase was primarily due to the net income in 1Q09 and the change in other comprehensive income reflecting the positive effect of foreign exchange rate changes on cumulative translation adjustments.

BIS statistics

				Group				Bank

end of	1Q09	4Q08	1Q08	% change QoQ	1Q09	4Q08	1Q08	% change QoQ

Risk-weighted assets (CHF million)

Credit risk	183,696	180,425	234,408	2	173,171	169,561	223,151	2

Non-counterparty-related risk	7,113	6,994	6,916	2	6,492	6,370	6,296	2

Market risk	37,531	39,911	33,957	(6)	37,274	39,108	33,335	(5)

Operational risk	32,491	30,137	25,728	8	32,491	30,137	25,728	8

Risk-weighted assets	260,831	257,467	301,009	1	249,428	245,176	288,510	2

Eligible capital (CHF million)

Total shareholders' equity	36,009	32,302	37,639	11	30,146	26,868	26,851	12

Goodwill and intangible assets	(10,495)	(9,932)	(10,160)	6	(9,347)	(8,785)	(9,003)	6

Hybrid instruments [1]	13,004	12,140	5,407	7	12,412	11,897	4,806	4

Qualifying noncontrolling interests	1,776	1,701	119	4	5,226	4,860	4,524	8

Capital deductions 50% from tier 1	(545)	(479)	(986)	14	(538)	(484)	(962)	11

Other adjustments	(3,005)	(1,524)	(2,658)	97	(1,385)	(164)	357	–

Tier 1 capital	36,744	34,208	29,361	7	36,514	34,192	26,573	7

Upper tier 2	2,803	3,021	2,462	(7)	3,450	3,581	3,208	(4)

Lower tier 2	9,678	9,340	10,240	4	10,726	10,550	11,192	2

Capital deductions 50% from tier 2	(545)	(479)	(986)	14	(538)	(484)	(962)	11

Tier 2 capital	11,936	11,882	11,716	0	13,638	13,647	13,438	0

Total eligible capital	48,680	46,090	41,077	6	50,152	47,839	40,011	5

Capital ratios (%)

Tier 1 ratio	14.1	13.3	9.8	–	14.6	13.9	9.2	–

Total capital ratio	18.7	17.9	13.6	–	20.1	19.5	13.9	–

1 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that Credit Suisse Group and the Bank may continue to include as tier 1 capital CHF 1.8 billion and CHF 4.8 billion, respectively, in 1Q09 (4Q08: CHF 1.8 billion and CHF 4.6 billion, respectively; 1Q08: CHF 1.8 billion and CHF 4.4 billion, respectively) of equity from special purpose entities that are deconsolidated under FIN 46(R). Hybrid tier 1 capital represented 34.9% and 33.5% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 1Q09 (4Q08: 35.0% and 34.3%, respectively). Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments.

Leverage ratio

end of 1Q09	Group	Bank

Adjusted assets (CHF billion) [1]

Total assets	1,192	1,172

Adjustments:
Assets from Swiss lending activities [2]	(135)	(112)

Cash and balances with central banks	(67)	(66)

Other	(15)	(14)

Total adjusted assets	975	980

Tier 1 capital	36.7	36.5

Leverage ratio (%)	3.8	3.7

1 Total assets are calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Capital

			end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Shares outstanding (million)

Common shares issued	1,184.6	1,184.6	1,162.5	0	2

Second trading line treasury shares [1]	–	–	(49.7)	–	100

Other treasury shares	(30.0)	(20.7)	(99.3)	45	(70)

Treasury shares	(30.0)	(20.7)	(149.0)	45	(80)

Shares outstanding	1,154.6	1,163.9	1,013.5	(1)	14

Par value (CHF)

Par value	0.04	0.04	0.04	0	0

Shareholders' equity (CHF million)

Common shares	47	47	46	0	2

Additional paid-in capital	25,434	25,166	25,228	1	1

Retained earnings	20,786	18,780	31,522	11	(34)

Second trading line treasury shares, at cost	–	–	(4,123)	–	100

Other treasury shares, at cost	(948)	(752)	(5,612)	26	(83)

Treasury shares, at cost	(948)	(752)	(9,735)	26	(90)

Accumulated other comprehensive income	(9,310)	(10,939)	(9,422)	(15)	(1)

Total shareholders' equity	36,009	32,302	37,639	11	(4)

Goodwill	(9,901)	(9,330)	(9,590)	6	3

Other intangible assets	(404)	(423)	(532)	(4)	(24)

Tangible shareholders' equity [2]	25,704	22,549	27,517	14	(7)

Book value per share outstanding (CHF)

Total book value per share	31.19	27.75	37.14	12	(16)

Goodwill per share	(8.58)	(8.02)	(9.46)	7	(9)

Other intangible assets per share	(0.35)	(0.36)	(0.52)	(3)	(33)

Tangible book value per share	22.26	19.37	27.16	15	(18)

1 These shares were repurchased in connection with our share buyback program for subsequent cancellation upon shareholder approval. 2 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is called economic capital because it measures risks in terms of economic realities rather than regulatory or accounting rules. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.
We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 1Q09, we made enhancements to 99% position risk, 99.97% position risk and other risks. For details on the position risk enhancements, refer to Risk management – Economic capital. Expense risk was updated to reflect the volatility observed in 2008. Within other risks, we have included a CHF 2.1 billion estimate for the impacts of certain methodology changes planned for the remainder of 2009. Prior period balances have been restated for methodology changes in order to show meaningful trends. The total impact of methodology changes on 4Q08 economic capital was an increase of approximately CHF 7.4 billion, or 31%, and a reduction in the economic capital coverage ratio as of 4Q08 to 124% from 165%. For more information, refer to – Capital adequacy trends.

There are a number of planned revisions to Basel II market risk over the next two years, such as an incremental charge to capture default risk on trading book assets. These changes already form part of our economic capital framework, and we do not expect material future impacts to our economic capital from these changes.

Utilized economic capital trends
Over the course of 1Q09, our utilized economic capital decreased 2% due to reductions in position risk and reductions in other risks, primarily owned real estate risk, partially offset by the appreciation of the US dollar against the Swiss franc as of the end of 1Q09. Excluding the US dollar translation impact, utilized economic capital decreased 6%.

For Private Banking, utilized economic capital for Corporate & Retail Banking was flat, due to reduced fixed income trading position risk offset by higher private banking corporate & retail lending position risk. Wealth Management decreased 9%, due to lower private banking corporate & retail lending position risk from reductions in loans collateralized by securities.

For Investment Banking, utilized economic capital decreased 1%. Excluding the US dollar translation impact, utilized economic capital decreased 6%. This decrease was mainly due to reductions in fixed income trading and lower real estate & structured assets position risks, mostly offset by higher international lending & counterparty position risks.

For Asset Management, utilized economic capital increased 2%. Excluding the US dollar translation impact, utilized economic capital decreased 4%, mainly due to lower real estate & structured assets position risk as a result of the sale of securities acquired from client securities lending portfolios.

Corporate Center negative utilized economic capital increased 5% due to lower foreign exchange risk between economic capital resources and utilized economic capital within the other risks category.
For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio increased 14 percentage points from 124% in 4Q08 to 138% in 1Q09, primarily reflecting the increase in economic capital resources from higher tier 1 capital, and the reduction in utilized economic capital. Our coverage ratio is within our target band of 100% to 140%.

Economic capital

				in / end of		% change

	1Q09		4Q08	1Q08	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital	36,744		34,208	29,361	7	25

Economic adjustments [1]	5,948		4,804	6,335	24	(6)

Economic capital resources	42,692		39,012	35,696	9	20

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	22,413		22,791	25,899	(2)	(13)

Operational risk	2,877		2,677	2,169	7	33

Other risks [2]	5,582		5,899	8,155	(5)	(32)

Utilized economic capital	30,872		31,367	36,223	(2)	(15)

Economic capital coverage ratio (%)

Economic capital coverage ratio	138.3		124.4	98.5	–	–

Utilized economic capital by segment (CHF million)

Wealth Management	2,204		2,418	2,276	(9)	(3)

Corporate & Retail Banking	4,368		4,380	3,917	0	12

Private Banking	6,572		6,798	6,193	(3)	6

Investment Banking	21,939		22,210	26,609	(1)	(18)

Asset Management	3,414		3,360	2,875	2	19

Corporate Center [3]	(1,039)		(986)	568	5	–

Utilized economic capital - Credit Suisse	30,872	[4]	31,367	36,223	(2)	(15)

Average utilized economic capital by segment (CHF million)

Wealth Management	2,311		2,387	2,233	(3)	3

Corporate & Retail Banking	4,375		4,366	4,065	0	8

Private Banking	6,686		6,753	6,298	(1)	6

Investment Banking	22,074		25,536	28,525	(14)	(23)

Asset Management	3,387		3,566	2,944	(5)	15

Corporate Center [3]	(1,012)		(614)	344	65	–

Average utilized economic capital - Credit Suisse	31,120	[5]	35,223	38,100	(12)	(18)

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends and the effects of expense risk diversification benefit which are no longer allocated to the segments, but included in the Corporate Center.
1 Includes unrealized gains from fair value measurement and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 2 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, diversification benefit and an estimate for the impacts of certain methodology changes planned for the remainder of 2009. 3 Includes primarily expense risk diversification benefits and foreign exchange risk between economic capital resources and utilized economic capital. 4 Includes a diversification benefit of CHF 14 million. 5 Includes a diversification benefit of CHF 15 million.

Risk management
In line with one of our key priorities, we continued to reduce risk and exposures during 1Q09. Our overall 99% position risk, measured on the basis of the economic capital model, decreased 2% compared to period-end 4Q08. Excluding the US dollar translation impact, position risk decreased 7%. Average one-day, 99% VaR for our trading books decreased 12% to CHF 143 million, and period-end one-day, 99% VaR decreased 11% to CHF 110 million, compared to 4Q08.

Economic capital – Position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2008.
We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 1Q09, we implemented two key enhancements to refine the modeling of position risks. First, we increased the severity of the spread shock for certain credit instruments to reflect recent market events that were more severe than our prior parameters, such as in commercial real estate. Second, we reduced the level of diversification benefit to reflect the higher correlations across asset shocks observed in this crisis when compared to previous crises over the past 25 years. For capital management, certain other changes are shown on an estimated basis in the other risks category for the methodology changes planned for the remainder of 2009. The total impact of methodology changes on 99% position risk in 4Q08 was an increase of CHF 2.3 billion, or 24%. Prior-period balances have been restated for methodology changes in order to show meaningful trends.

Position risk

			end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	1,416	2,007	2,709	(29)	(48)

Equity trading & investments	2,472	2,548	2,940	(3)	(16)

Private banking corporate & retail lending	2,466	2,490	2,298	(1)	7

International lending & counterparty exposures	3,874	3,298	3,940	17	(2)

Emerging markets	1,742	1,660	1,750	5	0

Real estate & structured assets [2]	2,407	2,592	3,103	(7)	(22)

Simple sum across risk categories	14,377	14,595	16,740	(1)	(14)

Diversification benefit	(2,393)	(2,418)	(2,896)	(1)	(17)

Position risk (99% confidence level for risk management purposes)	11,984	12,177	13,844	(2)	(13)

Position risk (99.97% confidence level for capital management purposes)	22,413	22,791	25,899	(2)	(13)

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises the real estate investments of the Group, commercial and residential real estate, ABS exposure and real estate acquired at auction.

Key position risk trends
During 1Q09, position risk for risk management purposes decreased 2% compared to the end of 4Q08, due to lower fixed income trading and real estate & structured assets, partially offset by the appreciation of the US dollar against the Swiss franc and higher international lending & counterparty exposures. Excluding the US dollar translation impact, position risk decreased 7% as a result of reductions in position risk in fixed income trading, due to lower interest rate risk and lower traded credit exposures, and decreased real estate & structured assets, due to lower residential real estate exposures following sales and net valuation reductions. Position risk also decreased in equity trading & investments due to reduced hedge fund exposures. The decreases were partially offset by increased position risk in international lending & counterparty, primarily due to counterparty rating downgrades.

Compared to the end of 1Q08, position risk for risk management purposes decreased 13%. Excluding the US dollar translation impact, position risk decreased 23%, primarily as a result of reductions in fixed income trading, due to lower traded credit, interest rate and commodity exposures, and reductions in real estate & structured assets, due to lower commercial real estate exposures. Position risk also decreased in equity trading & investments, due to reduced equity proprietary trading and hedge fund exposures, in international lending & counterparty exposures, due to lower leveraged finance exposures, and in emerging markets, due to reduced exposures in Eastern Europe and Asia. Private banking corporate & retail lending increased due to updated loan default and recovery parameters and higher commercial loan exposures.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolio they were designed to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools are more appropriate for modeling the impact from severe market conditions.

In 4Q08, we introduced a new scaling technique that adjusts the level of VaR to more rapidly reflect sharp increases in market volatility. The new technique (scaled VaR) adjusts VaR in cases where short-term market volatility is higher than longer-term volatility from a three year dataset. This more responsive VaR measure is an additional tool during times when market volatility rapidly increases. We monitor both VaR and scaled VaR for risk management purposes. We have approval from FINMA to use our scaled VaR model in the calculation of trading book market risk capital requirements.

In order to show the aggregate market risk in our trading books, the table entitled “Daily VaR” shows the trading-related market risk on a consolidated basis. It shows ten-day VaR adjusted to a one-day holding period and is based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR.

Our average one-day, 99% VaR during 1Q09 was CHF 143 million, compared to CHF 162 million during 4Q08 and CHF 194 million during 1Q08. Period-end VaR as of the end of 1Q09 decreased 11% to CHF 110 million from CHF 123 million as of the end of 4Q08, and 28% from CHF 153 million as of the end of 1Q08, reflecting our active risk reduction program. Average and period-end VaR decreased during 1Q09 across most risk categories due to active risk reduction programs in equity trading, residential mortgages and commodities exposures. The increase in average and period-end interest rate and credit spread VaR primarily reflected increased volatility in the underlying dataset.

In 1Q09, our average one-day, 99% scaled VaR was CHF 205 million, compared to CHF 243 million during 4Q08 and CHF 279 million during 1Q08. Period-end scaled VaR as of the end of 1Q09 decreased 23% to CHF 142 million from CHF 185 million as of the end of 4Q08, and 38% from CHF 229 million as of the end of 1Q08. The decrease in period-end scaled VaR reflected lower short-term volatility during 1Q09 compared to 4Q08.

One-day, 99% VaR

in / end of period	Interest rate and credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total VaR	Total scaled VaR

1Q09 (CHF million)

Average	138	16	16	32	(59)		143	205

Minimum	105	11	13	18	–	[1]	110	142

Maximum	180	23	22	54	–	[1]	180	250

End of period	121	17	14	36	(78)		110	142

4Q08 (CHF million)

Average	126	18	29	59	(70)		162	243

Minimum	103	7	18	29	–	[1]	123	185

Maximum	160	32	38	126	–	[1]	220	329

End of period	107	16	18	39	(57)		123	185

1Q08 (CHF million)

Average	152	37	42	78	(115)		194	279

Minimum	129	23	30	52	–	[1]	147	214

Maximum	185	57	60	104	–	[1]	254	340

End of period	146	23	39	54	(109)		153	229

1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the VaR models, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenues loss exceeds the daily VaR estimate. We had no scaled VaR backtesting exceptions during 1Q09. The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 1Q09, 4Q08 and 1Q08. The width of this distribution provides another indication of the day-to-day risk in our trading activities. For further information on the use of our scaled VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management - Regulatory capital - Group.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Businesses actively manage their interest rate risk positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 6.5 million as of the end of 1Q09, compared to an increase of CHF 5.3 million as of the end of 4Q08, mainly due to a reduction in the long bond interest rate exposures in the banking books at Treasury.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance.

For further information on credit risk, refer to III – Treasury, Risk, Balance sheet, and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2008.
The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held for sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk

end of	1Q09	4Q08

Credit risk (CHF million)

Balance sheet
Gross loans	239,371	237,463

Loans held-for-sale	20,178	23,166

Traded loans	2,709	2,846

Derivative instruments [1]	99,680	108,620

Total balance sheet	361,938	372,095

Off-balance sheet
Loan commitments	239,140	238,128

Credit guarantees and similar instruments	6,870	7,493

Irrevocable commitments under documentary credits	4,454	4,220

Total off-balance sheet	250,464	249,841

Total credit risk	612,402	621,936

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.

Loan exposure
Gross loans increased 1% to CHF 239.4 billion as of the end of 1Q09 compared to the end of 4Q08. In Private Banking, gross loans increased 1% to CHF 177.4 billion, primarily due to increases in mortgages and commercial and industrial loans, partially offset by reductions in loans collateralized by securities. Gross loans in Investment Banking were stable at CHF 61.9 billion, as increases in commercial and industrial loans and real estate were largely offset by decreases in loans to financial institutions.

As of the end of 1Q09, gross impaired loans were CHF 2.9 billion, an increase of 7% from the end of 4Q08, with an increase of CHF 164 million in Investment Banking and an increase of CHF 18 million in Private Banking. In Private Banking gross impaired loans remained stable at CHF 1.6 billion. In Investment Banking, total non-performing loans increased CHF 227 million while total other impaired loans decreased CHF 63 million. In Investment Banking, a significant portion of impaired loans is economically hedged by insurance and other risk mitigation.

We recorded a net provision for credit losses of CHF 183 million in 1Q09 compared to CHF 486 million in 4Q08, with CHF 136 million in Investment Banking and CHF 47 million in Private Banking. A majority of the provisions in Investment Banking related to emerging market loans. Most of the new provisions in Private Banking were in the commercial and industrial loan portfolio.

Compared to 1Q08, gross loans increased CHF 9.0 billion, or 4%, mainly due to increases in commercial and industrial loans and loans to financial institutions in Investment Banking. In Private Banking, loans in Corporate & Retail Banking in Switzerland continued to grow during 1Q09, while the decrease in loans within Wealth Management mainly reflected client deleveraging during 4Q08. In Investment Banking, gross loans increased 15% due to increases in commercial and industrial loans and loans to financial institutions.

Compared to 1Q08, gross impaired loans increased CHF 981 million, or 51%, driven mainly by increases in non-performing loans and potential problem loans in Investment Banking.
Loans

															Private Banking			Investment Banking			Other	[1]			Credit Suisse

					Wealth Management						Corporate & Retail Banking

end of	1Q09		4Q08		1Q08		1Q09		4Q08		1Q08		1Q09	4Q08	1Q08	1Q09	4Q08	1Q08	1Q09	4Q08	1Q08		1Q09	4Q08	1Q08

Loans (CHF million)

Mortgages	33,215		32,759		31,926		49,095		47,824		48,316		82,310	80,583	80,242	0	0	0	0	0	0		82,310	80,583	80,242

Loans collateralized by securities	20,229		20,898		23,013		250		252		185		20,479	21,150	23,198	0	0	0	0	0	0		20,479	21,150	23,198

Consumer finance	963		771		993		3,526		4,077		3,748		4,489	4,848	4,741	1,259	1,292	1,030	0	0	0		5,748	6,140	5,771

Consumer loans	54,407		54,428		55,932		52,871		52,153		52,249		107,278	106,581	108,181	1,259	1,292	1,030	0	0	0		108,537	107,873	109,211

Real estate	5,595		5,437		4,926		16,216		16,399		15,419		21,811	21,836	20,345	2,369	1,869	2,196	0	0	0		24,180	23,705	22,541

Commercial and industrial loans	7,636		7,999		9,406		30,908		29,353		28,534		38,544	37,352	37,940	32,475	31,577	28,220	0	0	0		71,019	68,929	66,160

Loans to financial institutions	3,903		3,737		5,263		4,681		5,058		3,165		8,584	8,795	8,428	23,427	24,670	20,240	64	80	234		32,075	33,545	28,902

Governments and public institutions	17		32		17		1,192		1,162		1,335		1,209	1,194	1,352	2,351	2,217	2,200	0	0	5		3,560	3,411	3,557

Corporate and institutional loans	17,151	[2]	17,205	[2]	19,612	[2]	52,997	[3]	51,972	[3]	48,453	[3]	70,148	69,177	68,065	60,622	60,333	52,856	64	80	239		130,834	129,590	121,160

Gross loans	71,558		71,633		75,544		105,868		104,125		100,702		177,426	175,758	176,246	61,881	61,625	53,886	64	80	239		239,371	237,463	230,371

Net (unearned income) / deferred expenses	14		13		14		10		21		31		24	34	45	(84)	(61)	(62)	0	0	0		(60)	(27)	(17)

Allowance for loan losses [4]	(172)		(165)		(76)		(774)		(747)		(802)		(946)	(912)	(878)	(855)	(727)	(308)	0	0	0		(1,801)	(1,639)	(1,186)

Net loans	71,400		71,481		75,482		105,104		103,399		99,931		176,504	174,880	175,413	60,942	60,837	53,516	64	80	239		237,510	235,797	229,168

Impaired loans (CHF million)

Non-performing loans	315		306		171		527		582		601		842	888	772	975	748	390	0	0	0		1,817	1,636	1,162

Non-interest-earning loans	50		40		33		235		236		283		285	276	316	0	0	0	0	0	0		285	276	316

Total non-performing loans	365		346		204		762		818		884		1,127	1,164	1,088	975	748	390	0	0	0		2,102	1,912	1,478

Restructured loans	0		0		0		0		2		3		0	2	3	8	8	38	0	0	0		8	10	41

Potential problem loans	72		65		12		362		312		365		434	377	377	363	426	30	0	0	0		797	803	407

Total other impaired loans	72		65		12		362		314		368		434	379	380	371	434	68	0	0	0		805	813	448

Gross impaired loans [4]	437		411		216		1,124		1,132		1,252		1,561	1,543	1,468	1,346	1,182	458	0	0	0		2,907	2,725	1,926

of which with a specific allowance	415		386		215		903		967		1,089		1,318	1,353	1,304	1,310	1,180	454	0	0	0		2,628	2,533	1,758

of which without a specific allowance	22		25		1		221		165		163		243	190	164	36	2	4	0	0	0		279	192	168

Allowance for loan losses (CHF million)

Balance at beginning of period [4]	165		79		74		747		755		865		912	834	939	727	481	295	0	0	0		1,639	1,315	1,234

Net movements recognized in statements of operations	2		111		2		37		15		(7)		39	126	(5)	79	295	33	0	0	0		118	421	28

Gross write-offs	(1)		(21)		(1)		(30)		(31)		(55)		(31)	(52)	(56)	(21)	(9)	(14)	0	0	0		(52)	(61)	(70)

Recoveries	0		1		0		12		10		10		12	11	10	2	5	26	0	0	0		14	16	36

Net write-offs	(1)		(20)		(1)		(18)		(21)		(45)		(19)	(41)	(46)	(19)	(4)	12	0	0	0		(38)	(45)	(34)

Provisions for interest	2		3		2		2		2		(2)		4	5	0	14	2	5	0	0	0		18	7	5

Foreign currency translation impact and other adjustments, net	4		(8)		(1)		6		(4)		(9)		10	(12)	(10)	54	(47)	(37)	0	0	0		64	(59)	(47)

Balance at end of period [4]	172		165		76		774		747		802		946	912	878	855	727	308	0	0	0		1,801	1,639	1,186

of which a specific allowance	148		142		52		587		557		670		735	699	722	598	468	108	0	0	0		1,333	1,167	830

of which an inherent credit loss allowance	24		23		24		187		190		132		211	213	156	257	259	200	0	0	0		468	472	356

Loan metrics (%)

Total non-performing loans / Gross loans [5]	0.5		0.5		0.3		0.7		0.8		0.9		0.6	0.7	0.6				–	–	–

Gross impaired loans / Gross loans [5]	0.6		0.6		0.3		1.1		1.1		1.2		0.9	0.9	0.8				–	–	–

Allowance for loan losses / Total non-performing loans [4]	47.1		47.7		37.3		101.6		91.3		90.7		83.9	78.4	80.7				–	–	–

Allowance for loan losses / Gross impaired loans [4]	39.4		40.1		35.2		68.9		66.0		64.1		60.6	59.1	59.8				–	–	–

The disclosure presents our lending exposure from a risk management perspective and, as such, differs from the loans presentation in Note 13 - Loans in V - Condensed consolidated financial statements - unaudited.
1 Includes Asset Management and Corporate Center. 2 Of which CHF 15,095 million, CHF 15,572 million and CHF 18,437 million were secured by financial collateral and mortgages in 1Q09, 4Q08 and 1Q08, respectively. 3 Of which CHF 33,527 million, CHF 29,976 million and CHF 27,944 million were secured by mortgages and financial and other collateral in 1Q09, 4Q08 and 1Q08, respectively. 4 Impaired loans and allowance for loan losses are on loans which are not carried at fair value. 5 A large portion of loans in Investment Banking are carried at fair value. The loan metrics for loans in Investment Banking and Credit Suisse that are not carried at fair value will be available when we supplement this Financial Report with fair value disclosures, which will be published on our website and filed with the SEC, on or about May 7, 2009.

Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
The notes to the condensed consolidated financial statements will be supplemented with certain disclosures that will be published on our website and filed with the SEC on or about May 7, 2009.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)

			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	6,931	10,269	12,755	(33)	(46)

Interest expense	(4,893)	(7,613)	(10,653)	(36)	(54)

Net interest income	2,038	2,656	2,102	(23)	(3)

Commissions and fees	2,953	3,181	3,844	(7)	(23)

Trading revenues	4,897	(6,736)	(1,777)	–	–

Other revenues	(1,782)	(3,569)	(1,167)	(50)	53

Net revenues	8,106	(4,468)	3,002	–	170

Provision for credit losses	183	486	151	(62)	21

Compensation and benefits	4,340	3,027	3,232	43	34

General and administrative expenses	1,549	2,773	1,569	(44)	(1)

Commission expenses	467	593	588	(21)	(21)

Total other operating expenses	2,016	3,366	2,157	(40)	(7)

Total operating expenses	6,356	6,393	5,389	(1)	18

Income/(loss) from continuing operations before taxes	1,567	(11,347)	(2,538)	–	–

Income tax expense/(benefit)	981	(3,175)	(458)	–	–

Income/(loss) from continuing operations	586	(8,172)	(2,080)	–	–

Income/(loss) from discontinued operations, net of tax	(32)	(538)	6	(94)	–

Net income/(loss)	554	(8,710)	(2,074)	–	–

Less net income/(loss) attributable to noncontrolling interests	(1,452)	(2,686)	74	(46)	–

Net income/(loss) attributable to shareholders	2,006	(6,024)	(2,148)	–	–

of which from continuing operations	2,038	(5,486)	(2,154)	–	–

of which from discontinued operations	(32)	(538)	6	(94)	–

Basic earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	1.63	(4.56)	(1.97)	–	–

Basic earnings/(loss) per share from discontinued operations	(0.03)	(0.44)	0.00	(93)	–

Basic earnings/(loss) per share	1.60	(5.00)	(1.97)	–	–

Diluted earnings per share (CHF)

Diluted earnings/(loss) per share from continuing operations	1.62	(4.56)	(1.97)	–	–

Diluted earnings/(loss) per share from discontinued operations	(0.02)	(0.44)	0.00	(95)	–

Diluted earnings/(loss) per share	1.60	(5.00)	(1.97)	–	–

Consolidated balance sheets (unaudited)

			end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Assets (CHF million)

Cash and due from banks	88,039	90,035	27,773	(2)	217

Interest-bearing deposits with banks	1,482	2,012	3,412	(26)	(57)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	259,679	269,028	276,507	(3)	(6)

Securities received as collateral, at fair value	28,801	29,454	20,679	(2)	39

of which encumbered	17,968	16,665	16,317	8	10

Trading assets, at fair value	340,526	342,778	446,683	(1)	(24)

of which encumbered	89,457	69,921	122,470	28	(27)

Investment securities	13,932	13,823	15,129	1	(8)

of which encumbered	–	–	4,320	–	(100)

Other investments	27,328	27,002	25,228	1	8

Net loans	237,510	235,797	229,168	1	4

of which allowance for loan losses	1,801	1,639	1,186	10	52

Premises and equipment	6,514	6,350	5,912	3	10

Goodwill	9,901	9,330	9,590	6	3

Other intangible assets	404	423	532	(4)	(24)

Brokerage receivables	57,769	57,498	61,792	0	(7)

Other assets	83,183	85,797	85,589	(3)	(3)

of which encumbered	3,586	3,329	8,634	8	(58)

Assets of discontinued operations held-for-sale	1,018	1,023	0	0	–

Total assets	1,156,086	1,170,350	1,207,994	(1)	(4)

Consolidated balance sheets (unaudited)

			end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Liabilities and equity (CHF million)

Due to banks	54,333	58,183	75,339	(7)	(28)

Customer deposits	286,703	296,986	315,564	(3)	(9)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	255,636	243,370	255,893	5	0

Obligation to return securities received as collateral, at fair value	28,801	29,454	20,679	(2)	39

Trading liabilities, at fair value	160,872	154,465	186,868	4	(14)

Short-term borrowings	9,603	10,964	12,709	(12)	(24)

Long-term debt	156,794	150,714	142,839	4	10

Brokerage payables	71,922	93,323	65,132	(23)	10

Other liabilities	79,915	84,798	81,173	(6)	(2)

Liabilities of discontinued operations held-for-sale	849	872	0	(3)	–

Total liabilities	1,105,428	1,123,129	1,156,196	(2)	(4)

Common shares	47	47	46	0	2

Additional paid-in capital	25,434	25,166	25,228	1	1

Retained earnings	20,786	18,780	31,522	11	(34)

Treasury shares, at cost	(948)	(752)	(9,735)	26	(90)

Accumulated other comprehensive income/(loss)	(9,310)	(10,939)	(9,422)	(15)	(1)

Total shareholders' equity	36,009	32,302	37,639	11	(4)

Noncontrolling interests	14,649	14,919	14,159	(2)	3

Total equity	50,658	47,221	51,798	7	(2)

Total liabilities and equity	1,156,086	1,170,350	1,207,994	(1)	(4)

			end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0	0

Authorized shares (million)	1,308.0	1,309.5	1,359.3	0	(4)

Issued shares (million)	1,184.6	1,184.6	1,162.5	0	2

Repurchased shares (million)	(30.0)	(20.7)	(149.0)	45	(80)

Shares outstanding (million)	1,154.6	1,163.9	1,013.5	(1)	14

Consolidated statements of changes in equity (unaudited)

						Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

1Q09 (CHF million)

Balance at beginning of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(2)	(2)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	(105)	(105)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	226	226	–

Net income/(loss)	–	–	2,006	–	–	2,006	(1,452)	554	–

Gains/(losses) on cash flow hedges	–	–	–	–	40	40	–	40	–

Foreign currency translation	–	–	–	–	1,668	1,668	1,008	2,676	–

Unrealized gains/(losses) on securities	–	–	–	–	(90)	(90)	–	(90)	–

Actuarial gains/(losses)	–	–	–	–	5	5	–	5	–

Net prior service cost	–	–	–	–	6	6	–	6	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	1,629	1,629	1,008	2,637	–

Sale of treasury shares	–	21	–	2,728	–	2,749	–	2,749	92,258,256

Repurchase of treasury shares	–	–	–	(3,041)	–	(3,041)	–	(3,041)	(105,290,033)

Share-based compensation, net of tax	–	295	–	117	–	412	–	412	3,773,842

Derivatives indexed to own shares [3]	–	(48)	–	–	–	(48)	–	(48)	–

Cash dividends paid	–	–	–	–	–	–	(24)	(24)	–

Other	–	–	–	–	–	–	79	79	–

Balance at end of period	47	25,434	20,786	(948)	(9,310)	36,009	14,649	50,658	1,154,634,098	[4]

1 At par value CHF 0.04 each, fully paid, net of 20,743,620 treasury shares. In addition to the treasury shares, a maximum of 124,843,275 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 The contributions from and distributions to owners in funds are shown net. 3 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees during 1Q09. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 4 At par value CHF 0.04 each, fully paid, net of 30,001,555 treasury shares. In addition to the treasury shares, a maximum of 123,329,058 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited)

						Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

1Q08 (CHF million)

Balance at beginning of period	46	24,553	33,670	(9,378)	(5,692)	43,199	16,640	59,839	1,020,627,855

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(34)	(34)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(696)	(696)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	124	124	–

Net income/(loss)	–	–	(2,148)	–	–	(2,148)	74	(2,074)	–

Gains/(losses) on cash flow hedges	–	–	–	–	11	11	–	11	–

Foreign currency translation	–	–	–	–	(3,765)	(3,765)	(1,994)	(5,759)	–

Unrealized gains/(losses) on securities	–	–	–	–	21	21	–	21	–

Actuarial gains/(losses)	–	–	–	–	4	4	–	4	–

Net prior service cost	–	–	–	–	(1)	(1)	–	(1)	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(3,730)	(3,730)	(1,994)	(5,724)	–

Issuance of common shares	–	1	–	–	–	1	–	1	17,410

Sale of treasury shares	–	(45)	–	6,986	–	6,941	–	6,941	126,564,135

Repurchase of treasury shares	–	–	–	(7,451)	–	(7,451)	–	(7,451)	(135,493,138)

Share-based compensation, net of tax	–	719	–	108	–	827	–	827	1,799,707

Cash dividends paid	–	–	–	–	–	–	(40)	(40)	–

Other	–	–	–	–	–	–	85	85	–

Balance at end of period	46	25,228	31,522	(9,735)	(9,422)	37,639	14,159	51,798	1,013,515,969

Comprehensive income (unaudited)

			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Comprehensive income (CHF million)

Net income/(loss)	554	(8,710)	(2,074)	–	–

Other comprehensive income/(loss), net of tax	2,637	(5,425)	(5,724)	–	–

Comprehensive income/(loss)	3,191	(14,135)	(7,798)	–	–

Comprehensive income/(loss) attributable to noncontrolling interests	(444)	(3,716)	(1,920)	(88)	(77)

Comprehensive income/(loss) attributable to shareholders	3,635	(10,419)	(5,878)	–	–

Consolidated statements of cash flows (unaudited)

		in	% change

	1Q09	1Q08	YoY

Operating activities of continuing operations (CHF million)

Net income/(loss) attributable to shareholders	2,006	(2,148)	–

(Income)/loss from discontinued operations attributable to shareholders, net of tax	32	(6)	–

Income/(loss) from continuing operations attributable to shareholders	2,038	(2,154)	–

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	258	233	11

Provision for credit losses	183	151	21

Deferred tax provision	815	(484)	–

Share of net income from equity method investments	7	(20)	–

Trading assets and liabilities	23,968	29,570	(19)

(Increase)/decrease in accrued interest, fees receivable and other assets	12,228	(11,697)	–

Increase/(decrease) in accrued expenses and other liabilities	(39,024)	1,848	–

Other, net	337	(5,010)	–

Total adjustments	(1,228)	14,591	–

Net cash provided by/(used in) operating activities of continuing operations	810	12,437	(93)

Investing activities of continuing operations (CHF million)

Decrease in interest-bearing deposits with banks	496	41	–

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	28,007	(12,398)	–

Purchase of investment securities	(603)	(356)	69

Maturities of investment securities	1,159	282	311

Investments in subsidiaries and other investments	(223)	(711)	(69)

Proceeds from sale of other investments	450	454	(1)

Decrease in loans	9,986	2,469	304

Proceeds from sales of loans	152	407	(63)

Capital expenditures for premises and equipment and other intangible assets	(230)	(259)	(11)

Other, net	39	(46)	–

Net cash provided by/(used in) investing activities of continuing operations	39,233	(10,117)	–

Consolidated statements of cash flows (unaudited) (continued)

		in	% change

	1Q09	1Q08	YoY

Financing activities of continuing operations (CHF million)

Decrease in due to banks and customer deposits	(28,360)	(6,083)	366

Decrease in short-term borrowings	(1,687)	(4,423)	(62)

Decrease in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(4,170)	(11,991)	(65)

Issuances of long-term debt	7,280	32,988	(78)

Repayments of long-term debt	(18,297)	(27,688)	(34)

Issuances of common shares	0	1	(100)

Sale of treasury shares	2,749	6,941	(60)

Repurchase of treasury shares	(3,041)	(7,451)	(59)

Dividends paid/capital repayments	(24)	(31)	(23)

Other, net	(823)	7,967	–

Net cash provided used in financing activities of continuing operations	(46,373)	(9,770)	375

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	4,334	(3,216)	–

Net cash provided used in discontinued operations (CHF million)

Net cash provided used in operating activities of discontinued operations	0	(20)	100

Net decrease in cash and due from banks (CHF million)

Net decrease in cash and due from banks	(1,996)	(10,686)	(81)

Cash and due from banks at beginning of period	90,035	38,459	134

Cash and due from banks at end of period	88,039	27,773	217

Supplemental cash flow information (unaudited)

		in	% change

	1Q09	1Q08	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	554	960	(42)

Cash paid for interest	4,642	11,977	(61)

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2008, included in the Credit Suisse Annual Report 2008. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented, except with respect to the quantitative disclosures on fair value, derivatives and hedging activities and transfers of financial assets and variable interest entities (VIE), which will be supplemented and published on our website and filed with the SEC on or about May 7, 2009. The presentation of period over period change, the 4Q08 consolidated statements of operations and the 1Q08 consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

FSP FAS 141(R)-1
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 141(R)-1 “Accounting for Assets Acquired and Liabilities assumed in a Business Combination that arises from Contingencies” (FSP FAS 141(R)-1). FSP FAS 141(R)-1 amends and clarifies Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)), to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.

FSP FAS 141(R)-1 was effective for assets and liabilities arising from contingencies in business combinations from January 1, 2009. The adoption of FSP FAS 141(R)-1 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SFAS 141(R)
In December 2007, the FASB issued SFAS 141(R). SFAS 141(R) requires an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date.

SFAS 141(R) also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The Group has applied SFAS 141(R) prospectively to business combinations that occurred after January 1, 2009 and there was no impact arising from the exception for income taxes that was applicable to business combinations consummated prior to January 1, 2009.

SFAS 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) No. 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.

SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. SFAS 160 has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

The Group adopted presentation and transaction guidance of SFAS 160 as of January 1, 2009.
FSP FAS 140-3
In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (FSP FAS 140-3). FSP FAS 140-3 applies to a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. FSP FAS 140-3 states that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. FSP FAS 140-3 establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

The Group applied FSP FAS 140-3 to all prospective transactions as of January 1, 2009. The adoption of FSP FAS 140-3 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SFAS 161
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations; and iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.

SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

SFAS 161 encourages but does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In years after initial adoption, SFAS 161 requires comparative disclosures only for periods subsequent to initial adoption. SFAS 161 is a disclosure standard and, as such, will not impact the Group’s financial position, results of operations or cash flows.

The Group adopted SFAS 161 as of January 1, 2009. The disclosures required by SFAS 161 will be included in the supplemented Financial Report which will be published on our website and filed with the SEC on or about May 7, 2009.

FSP EITF 03-6-1
In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP EITF 03-6-1). This FSP provides guidance that certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method described in SFAS No. 128, “Earnings Per Share.”

The Group adopted FSP EITF 03-6-1 as of January 1, 2009. All prior-period earnings per share data presented has been adjusted retrospectively to conform with the provisions of FSP EITF 03-6-1
EITF 07-5
In June 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 requires an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires entities to evaluate the instrument’s contingent exercise provisions, if any. The second step requires entities to evaluate the instrument’s settlement provisions.

The Group adopted EITF 07-5 as of January 1, 2009. Adoption of EITF 07-5 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
FSP FAS 132(R)-1
In December 2008, the FASB issued FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required by the FSP for each annual period include:

(i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;
(ii) the major categories of plan assets;
(iii) the inputs and valuation techniques used to measure the fair value of plan assets;
(iv) the effect of fair value measurements using significant unobservable inputs, (Level 3) on changes in plan assets for the period; and
(v) significant concentrations of risk within plan assets.
The disclosure requirements of FSP FAS 132(R)-1 are required for fiscal years ending after December 15, 2009.
The Group adopted FSP FAS 132(R)-1 as of January 1, 2009. The adoption of FSP FAS 132(R)-1 did not have an impact on the Group’s financial position, results of operations or cash flows.
FSP EITF 99-20-1
In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance.

The Group adopted FSP EITF 99-20-1 on December 31, 2008. The adoption of FSP EITF 99-20-1 did not have an impact on the Group’s financial condition, results of operations or cash flows.
FSP FAS 140-4 and FIN 46(R)-8
In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities” (FSP FAS 140-4 and FIN 46(R)-8). FSP FAS 140-4 and FIN 46(R)-8 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140), to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation (FIN) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46(R)), to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs.

The Group adopted the disclosure requirements of FSP FAS 140-4 and FIN 46(R)-8 on December 31, 2008. The disclosures required by FSP FAS 140-4 and FIN 46(R)-8 will be included in the supplemented Financial Report which will be published on our website and filed with the SEC on or about May 7, 2009.

FSP FAS 157-3
In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS No. 157, “Fair Value Measurements” (SFAS 157) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP FAS 157-3 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 133-1 and FIN 45-4
In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 applies to credit derivatives within the scope of SFAS 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34” (FIN 45).

FSP FAS 133-1 and FIN 45-4 amends SFAS 133 to require sellers of credit derivatives to disclose information about credit derivatives and hybrid instruments that have embedded credit derivatives. These disclosures include the nature and term of the credit derivative, the maximum potential of future payments the seller could be required to make under the credit derivative, the fair value of the credit derivative and the nature of any recourse provisions that would enable the seller to recover from third parties any amounts paid under the credit derivative.

FSP FAS 133-1 and FIN 45-4 also amends FIN 45 to include the status of the payment and performance risk of the guarantee.
The Group adopted the disclosure requirements of FSP FAS 133-1 and FIN 45-4 on December 31, 2008. The disclosures required by FSP FAS 133-1 and FIN 45-4 will be included in the supplemented Financial Report which will be published on our website and filed with the SEC on or about May 7, 2009.

SAB 110
In December 2007, the United States (US) Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 110, “Share-Based Payment” (SAB 110). SAB 110 expresses the view of the staff regarding the use of a simplified method, as discussed in SAB No. 107, “Share-Based Payment” (SAB 107), in developing an estimate of the expected term of ‘plain vanilla’ share options in accordance with SFAS No. 123 (revised 2004), “Share Based Payment.” When SAB 107 was issued, the staff indicated that it would not expect a company to use the simplified method for share option grants after December 31, 2007. As the staff now understands that detailed information about employee exercise behavior may not be widely available by December 31, 2007, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007.

The Group adopted SAB 110 on January 1, 2008. The adoption of SAB 110 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
SAB 109
In November 2007, the SEC issued SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (SAB 109). SAB 109 provides guidance that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted at fair value through earnings.

SAB 109 retains the view that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and broadens this view to all written loan commitments that are accounted for at fair value through earnings.

The Group adopted SAB 109 on January 1, 2008. The adoption of SAB 109 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
EITF 06-11
In June 2007, the FASB ratified EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11). EITF 06-11 addresses share-based payment arrangements where employees receive dividends on awards during the vesting period. EITF 06-11 confirmed that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified non-vested equity shares, non-vested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends in those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on employee share-based payment awards.

EITF 06-11 is effective prospectively to income tax benefits that result from dividends on equity classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007. Early application was permitted for the income tax benefits of dividends on equity-classified share-based payment awards that are declared in periods for which financial statements have not yet been issued.

The Group adopted EITF 06-11 for the accounting period ended December 31, 2007 and recognized CHF 13 million of tax benefits in respect of tax on dividend equivalent payments.
FSP FIN 39-1
In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. As part of the Group’s implementation procedures for adopting FSP FIN 39-1, it was determined that adopting FSP FIN 39-1 retrospectively is impracticable as it would require undue time and effort.

The Group adopted the provisions of FSP FIN 39-1 on a prospective basis on January 1, 2008.
SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment.

The Group adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Group reported a decrease in opening retained earnings of CHF 1,003 million, net of tax. For further information on fair values, refer to Note 23 – Fair value of financial instruments.

SFAS 157
In September 2006, the FASB issued SFAS 157. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3) guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guides. SFAS 157 also requires the Group to consider its own credit spreads when measuring the fair value of liabilities.

The Group adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption, the Group reported an increase in opening retained earnings of CHF 187 million, net of tax. For further information on fair values, refer to Note 23 – Fair value of financial instruments.

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in accumulated other comprehensive income (AOCI), including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

(iii) measure the defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial condition; and
(iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan was effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Group adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 1.8 billion.
The cumulative effect after-tax of the Group adopting the measurement provisions of SFAS 158 as of December 31, 2008 was a decrease in retained earnings of CHF 33 million, an increase in AOCI of CHF 15 million and a decrease in consolidated net assets of CHF 18 million.

FIN 48
In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the consolidated financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007, resulted in a decrease in beginning retained earnings of CHF 13 million. For further information on uncertainty in income tax positions, refer to Note 17 – Tax.

Standards to be adopted in future periods
FSP FAS 115-2 and FAS 124-2
In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP FAS 115-2 and FAS 124-2). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

FSP FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. Credit Suisse Group does not believe the adoption of FSP FAS 115-2 and FAS 124-2 will have a material impact on the Group’s financial condition, results of operations or cash flows.

SAB 111
In April 2009, the SEC issued SAB No. 111, “Miscellaneous Accounting – Other Than Temporary Impairment of Certain Investments in Equity Securities” (SAB 111). SAB 111 addresses the guidance provided in FSP FAS 115-2 and FAS 124-2, and maintains the SEC staff’s views as to whether an impairment of an equity security is other-than-temporary.

SAB 111 is effective for interim and annual reporting periods ending after June 15, 2009, i.e. upon adoption of FSP FAS 115-2 and FAS 124-2. Credit Suisse Group does not believe the adoption of SAB 111 will have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 157-4
In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. The FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly.

FSP FAS 157-4 is effective prospectively for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The adoption of FSP FAS 157-4 will not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 107-1 and APB 28-1
In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 amends SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. In addition, FSP FAS 107-1 and APB 28-1 amends Accounting Principle Board (APB) Opinion No. 28, “Interim Financial Reporting”, to require disclosures in summarized financial information at interim reporting periods.

FSP FAS 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. FSP FAS 107-1 and APB 28-1 is a disclosure standard and, as such, will not impact the Group’s financial position, results of operations or cash flows.

Note 2 Business developments
Acquisitions and divestitures
There were no significant acquisitions or divestitures in 1Q09.
Note 3 Discontinued operations
On December 31, 2008 we signed an agreement to sell part of our traditional investment strategies business in Asset Management to Aberdeen. The business to be sold to Aberdeen generated net revenues of CHF 43 million, CHF 80 million and CHF 93 million and income/(loss) from discontinued operations, net of tax of CHF (32) million, CHF (538) million and CHF 6 million, respectively, in 1Q09, 4Q08 and 1Q08. The loss on disposal in 4Q08 included a charge on the allocated goodwill of CHF 577 million. The business had total assets of CHF 1.0 billion and total liabilities of CHF 0.8 billion as of the end of 1Q09. The results of operations of the business to be sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for all periods presented. The assets and liabilities of the business to be sold have been presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet beginning in 4Q08. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

Income/(loss) from discontinued operations

			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Income/(loss) from discontinued operations (CHF million)

Net revenues	43	80	93	(46)	(54)

Total expenses	(86)	(136)	(85)	(37)	1

Income/(loss) from discontinued operations before taxes	(43)	(56)	8	(23)	–

Loss on disposal	–	(463)	–	100	–

Income tax expense/(benefit)	(11)	19	2	–	–

Income/(loss) from discontinued operations, net of tax	(32)	(538)	6	(94)	–

Note 4 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investment strategies.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as noncontrolling interests without significant economic interest. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt. The Group’s funds transfer pricing system is designed to allocate to its businesses all funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income/(loss) before taxes

			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Net revenues (CHF million)

Private Banking	2,878	3,139	3,355	(8)	(14)

Investment Banking	6,442	(4,618)	(503)	–	–

Asset Management	6	(356)	(46)	–	–

Corporate Center	231	5	120	–	93

Noncontrolling interests without significant economic interest	(1,451)	(2,638)	76	(45)	–

Net revenues	8,106	(4,468)	3,002	–	170

Income/(loss) before taxes (CHF million)

Private Banking	992	517	1,324	92	(25)

Investment Banking	2,414	(7,460)	(3,423)	–	–

Asset Management	(490)	(656)	(544)	(25)	(10)

Corporate Center	138	(1,061)	62	–	123

Noncontrolling interests without significant economic interest	(1,487)	(2,687)	43	(45)	–

Income/(loss) before taxes	1,567	(11,347)	(2,538)	–	–

Total assets

			end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Total assets (CHF million)

Private Banking	373,306	374,771	365,249	0	2

Investment Banking	953,398	976,713	997,660	(2)	(4)

Asset Management	17,240	21,580	26,673	(20)	(35)

Corporate Center	(202,168)	(217,147)	(196,388)	(7)	3

Noncontrolling interests without significant economic interest	14,310	14,433	14,800	(1)	(3)

Total assets	1,156,086	1,170,350	1,207,994	(1)	(4)

Note 5 Net interest income
			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Net interest income (CHF million)

Loans	1,711	2,252	2,363	(24)	(28)

Investment securities	96	142	166	(32)	(42)

Trading assets	3,135	3,713	4,597	(16)	(32)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,167	2,628	3,923	(56)	(70)

Other	822	1,534	1,706	(46)	(52)

Interest and dividend income	6,931	10,269	12,755	(33)	(46)

Deposits	(1,061)	(2,292)	(3,253)	(54)	(67)

Short-term borrowings	(78)	(101)	(170)	(23)	(54)

Trading liabilities	(1,337)	(1,465)	(1,578)	(9)	(15)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(798)	(1,835)	(3,912)	(57)	(80)

Long-term debt	(1,355)	(1,397)	(1,003)	(3)	35

Other	(264)	(523)	(737)	(50)	(64)

Interest expense	(4,893)	(7,613)	(10,653)	(36)	(54)

Net interest income	2,038	2,656	2,102	(23)	(3)

Note 6 Commissions and fees
			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Commissions and fees (CHF million)

Lending business	302	121	226	150	34

Investment and portfolio management	1,017	1,063	1,371	(4)	(26)

Other securities business	45	52	55	(13)	(18)

Fiduciary	1,062	1,115	1,426	(5)	(26)

Underwriting	243	197	191	23	27

Brokerage	906	1,118	1,358	(19)	(33)

Underwriting and brokerage	1,149	1,315	1,549	(13)	(26)

Other customer services	440	630	643	(30)	(32)

Commissions and fees	2,953	3,181	3,844	(7)	(23)

Note 7 Other revenues
			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	(1,509)	(2,629)	31	(43)	–

Loans held-for-sale	(85)	379	(790)	–	(89)

Long-lived assets held-for-sale	1	17	4	(94)	(75)

Equity method investments	14	(42)	20	–	(30)

Other investments	(332)	(1,366)	(496)	(76)	(33)

Other	129	72	64	79	102

Other revenues	(1,782)	(3,569)	(1,167)	(50)	53

Note 8 Provision for credit losses
			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	118	421	28	(72)	321

Provisions for lending-related and other exposures	65	65	123	0	(47)

Provision for credit losses	183	486	151	(62)	21

Note 9 Compensation and benefits
			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	3,865	2,613	2,847	48	36

Social security	285	167	193	71	48

Other	190	247	192	(23)	(1)

Compensation and benefits	4,340	3,027	3,232	43	34

Note 10 General and administrative expenses
			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

General and administrative expenses (CHF million)

Occupancy expenses	294	314	273	(6)	8

IT, machinery, etc.	294	397	260	(26)	13

Provisions and losses	128	640	60	(80)	113

Travel and entertainment	97	143	146	(32)	(34)

Professional services	358	665	463	(46)	(23)

Goodwill impairment	0	82	0	(100)	–

Amortization and impairment of other intangible assets	10	72	18	(86)	(44)

Other	368	460	349	(20)	5

General and administrative expenses	1,549	2,773	1,569	(44)	(1)

Note 11 Earnings per share
				in		% change

	1Q09	[1]	4Q08	1Q08	QoQ	YoY

Net income attributable to shareholders (CHF million)

Income/(loss) from continuing operations	2,038		(5,486)	(2,154)	–	–

Income/(loss) from discontinued operations, net of tax	(32)		(538)	6	(94)	–

Net income/(loss) attributable to shareholders	2,006		(6,024)	(2,148)	–	–

Preferred securities dividends	–		(60)	–	100	–

Net income/(loss) attributable to shareholders for basic earnings per share	2,006		(6,084)	(2,148)	–	–

Available for common shares	1,877		(5,694)	(2,016)	–	–

Available for unvested share-based payment awards	129		(390)	(132)	–	–

Net income/(loss) attributable to shareholders for diluted earnings per share	2,006		(6,084)	(2,148)	–	–

Available for common shares	1,877		(5,694)	(2,016)	–	–

Available for unvested share-based payment awards	129		(390)	(132)	–	–

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,171.3		1,139.4	1,023.8	3	14

Dilutive share options and warrants	5.1		0.0	0.0	–	–

Weighted-average shares outstanding for diluted earnings per share available for common shares [2,3]	1,176.4		1,139.4	1,023.8	3	15

Weighted-average shares outstanding for basic earnings per share available for unvested share-based payment awards	80.6		78.0	67.1	3	20

Weighted-average shares outstanding for diluted earnings per share available for unvested share-based payment awards [2,3]	80.6		78.0	67.1	3	20

Basic earnings per share available for common shares (CHF) [4]

Basic earnings/(loss) per share from continuing operations	1.63		(4.56)	(1.97)	–	–

Basic earnings/(loss) per share from discontinued operations	(0.03)		(0.44)	0.00	(93)	–

Basic earnings/(loss) per share available for common shares	1.60		(5.00)	(1.97)	–	–

Diluted earnings per share available for common shares (CHF) [4]

Diluted earnings/(loss) per share from continuing operations	1.62		(4.56)	(1.97)	–	–

Diluted earnings/(loss) per share from discontinued operations	(0.02)		(0.44)	0.00	(95)	–

Diluted earnings/(loss) per share available for common shares	1.60		(5.00)	(1.97)	–	–

1 The Group adopted FSP EITF 03-6-1 as of January 1, 2009. All prior-period earnings per share data presented has also been adjusted retrospectively to conform with the provisions of FSP EITF 03-6-1. For further information refer to Note 1 – Summary of significant accounting policies. 2 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 65.3 million, 71.6 million and 62.1 million for 1Q09, 4Q08, 1Q08, respectively. 3 Due to the net loss in 4Q08 and 1Q08, 6.9 million and 9.1 million, respectively, weighted-average share options and warrants outstanding and 12.8 million and 26.2 million, respectively, weighted-average share awards outstanding, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive. 4 Basic and diluted earnings per share available for unvested share-based payment awards are equivalent to those available for common shares.

Note 12 Trading assets and liabilities
			end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Trading assets (CHF million)

Debt securities	167,633	153,259	190,004	9	(12)

Equity securities [1]	59,914	73,145	137,688	(18)	(56)

Derivative instruments [2]	97,762	105,275	96,321	(7)	1

Other	15,217	11,099	22,670	37	(33)

Trading assets	340,526	342,778	446,683	(1)	(24)

Trading liabilities (CHF million)

Short positions	75,570	60,016	109,737	26	(31)

Derivative instruments [2]	85,302	94,449	77,131	(10)	11

Trading liabilities	160,872	154,465	186,868	4	(14)

1 Including convertible bonds. 2 In accordance with the provisions of FSP FIN 39-1, the Group offset cash collateral receivables and payables of CHF 52.0 billion and CHF 33.9 billion, respectively, as of the end of 1Q09, of CHF 51.7 billion and CHF 36.2 billion, respectively, as of the end of 4Q08 and of CHF 20.9 billion and CHF 17.2 billion, respectively, as of the end of 1Q08 against the derivative positions. Cash colleratal receivables and payables of CHF 19.3 billion and CHF 25.9 billion, respectively, as of the end of 1Q09, of CHF 17.0 billion and CHF 27.7 billion, respectively, as of the end of 4Q08, and of CHF 8.2 billion and CHF 32.5 billion, respectively, as of the end of 1Q08 were not netted.

Note 13 Loans
			end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Loans (CHF million)

Banks	60	1	1	–	–

Commercial	44,785	44,370	44,890	1	0

Consumer	87,397	86,911	87,158	1	0

Public authorities	1,101	1,092	1,237	1	(11)

Lease financings	2,549	2,532	2,450	1	4

Switzerland	135,892	134,906	135,736	1	0

Banks	8,247	8,440	9,207	(2)	(10)

Commercial	71,113	70,384	61,265	1	16

Consumer	20,294	20,116	20,980	1	(3)

Public authorities	2,459	2,319	2,320	6	6

Lease financings	1,366	1,298	863	5	58

Foreign	103,479	102,557	94,635	1	9

Gross loans	239,371	237,463	230,371	1	4

Net (unearned income)/deferred expenses	(60)	(27)	(17)	122	253

Allowance for loan losses	(1,801)	(1,639)	(1,186)	10	52

Net loans	237,510	235,797	229,168	1	4

Impaired loan portfolio (CHF million)

Gross impaired loans	2,907	2,725	1,926	7	51

of which loans with a specific allowance	2,628	2,533	1,758	4	49

of which loans without a specific allowance	279	192	168	45	66

			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,639	1,315	1,234	25	33

Net movements recognized in statements of operations	118	421	28	(72)	321

Gross write-offs	(52)	(61)	(70)	(15)	(26)

Recoveries	14	16	36	(13)	(61)

Net write-offs	(38)	(45)	(34)	(16)	12

Provisions for interest	18	7	5	157	260

Foreign currency translation impact and other adjustments, net	64	(59)	(47)	–	–

Balance at end of period	1,801	1,639	1,186	10	52

of which a specific allowance	1,333	1,167	830	14	61

of which an inherent credit loss allowance	468	472	356	(1)	31

Note 14 Other assets and liabilities
			end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	19,296	16,994	8,181	14	136

Cash collateral on non-derivative transactions	3,122	3,152	0	(1)	–

Derivative instruments used for hedging	1,918	3,345	1,016	(43)	89

Assets held-for-sale	20,336	23,330	44,675	(13)	(54)

of which loans	20,178	23,166	44,394	(13)	(55)

of which real estate	141	164	254	(14)	(44)

Interest and fees receivable	6,902	7,515	8,224	(8)	(16)

Deferred tax assets	10,878	10,627	5,833	2	86

Prepaid expenses	1,599	533	728	200	120

Failed purchases	136	2,045	0	(93)	–

Other	18,996	18,256	16,932	4	12

Other assets	83,183	85,797	85,589	(3)	(3)

Other liabilities (CHF million)

Cash collateral on derivative instruments	25,909	27,699	32,452	(6)	(20)

Cash collateral on non-derivative transactions	1,465	1,333	0	10	–

Derivative instruments used for hedging	1,010	359	109	181	–

Provisions [1]	2,056	1,802	2,302	14	(11)

of which off-balance sheet risk	581	484	359	20	62

Interest and fees payable	8,494	9,629	9,678	(12)	(12)

Current tax liabilities	1,692	1,902	2,435	(11)	(31)

Deferred tax liabilities	1,188	857	947	39	25

Failed sales	7,630	9,251	9,445	(18)	(19)

Other	30,471	31,966	23,805	(5)	28

Other liabilities	79,915	84,798	81,173	(6)	(2)

1 Includes provisions for bridge commitments.

Note 15 Long-term debt
			end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Long-term debt (CHF million)

Senior	130,870	125,081	122,602	5	7

Subordinated	25,924	25,633	20,237	1	28

Long-term debt	156,794	150,714	142,839	4	10

Note 16 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income

1Q09 (CHF million)

Balance at beginning of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Increase/(decrease)	(3)	1,668	(90)	0	0	1,575

Decrease due to equity method investments	38	0	0	0	0	38

Reclassification adjustments, included in net income	5	0	0	5	6	16

Balance at end of period	(105)	(6,543)	(27)	(2,538)	(97)	(9,310)

1Q08 (CHF million)

Balance at beginning of period	(74)	(4,661)	116	(942)	(131)	(5,692)

Increase/(decrease)	0	(3,765)	21	(3)	(8)	(3,755)

Decrease due to equity method investments	11	0	0	0	0	11

Reclassification adjustments, included in net income	0	0	0	7	7	14

Balance at end of period	(63)	(8,426)	137	(938)	(132)	(9,422)

Note 17 Tax
Net deferred tax assets were CHF 9,690 million as of the end of 1Q09, an overall net reduction of CHF 80 million, after including foreign exchange translation gains of CHF 723 million. In local currency terms, the deferred tax assets decreased by CHF 803 million in 1Q09. The foreign exchange gain of CHF 723 million arises on the translation from the US dollar functional currency of UK and US entities to the Group’s reporting currency of Swiss Francs. Consequentially, this translation gain is included within the currency translation adjustment recorded in accumulated other comprehensive income.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 158 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the US – 1999; and the UK – 1997.

Note 18 Employee share-based compensation and other compensation benefits
Payment of share-based compensation and other compensation benefits is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, share-based compensation and other compensation benefits are solely at the discretion of the Group. For further information on share-based compensation plans and the related fair value assumptions, refer to Note 27 – Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Total compensation expense for share-based compensation and other awards recognized in compensation and benefits in the consolidated statements of operations was CHF 1,009 million and CHF 877 million in 1Q09 and 1Q08, respectively. As of March 31, 2009, the total estimated unrecognized compensation expense of CHF 3,672 million related to non-vested share-based compensation and other compensation benefits will be recognized over the remaining weighted-average requisite service period of 1.6 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation, but it can also issue new shares out of available conditional capital. In 1Q09 and 1Q08, the Group delivered approximately 3.8 million and 1.8 million Credit Suisse Group shares (Group shares), respectively, to employees.

Share-based compensation
Incentive Share Unit
Since 2006, the Group has issued Incentive Share Units (ISUs) as the main form of share-based deferred variable compensation. An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Group share price.

The compensation expense recognized in 1Q09 and 1Q08 related to ISUs was CHF 457 million and CHF 619 million, respectively. The estimated unrecognized compensation expense related to these awards as of March 31, 2009 was CHF 2,074 million and will be recognized over the term of the award, subject to early retirement rules.

Incentive Share Unit activities

in	1Q09	1Q08

Number of awards (million)

Balance at beginning of period	59.8	25.4

Granted	26.1	46.5

Settled	(2.7)	(0.3)

Forfeited	(0.1)	(0.1)

Balance at end of period	83.1	71.5

of which vested	21.8	8.2

of which unvested	61.3	63.3

Performance Incentive Plan
As part of its annual variable compensation process for 2004 and 2005, the Group granted performance incentive plan share units (PIP units) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of registered Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets; and ii) Group share price performance compared to predefined targets and Group share price performance relative to peers.

The compensation (income)/expense recognized in 1Q09 and 1Q08 related to PIP I and PIP II was CHF (32) million and CHF 86 million, respectively. The income recognized in 1Q09 reflected claw-backs. The estimated unrecognized compensation expense related to PIP I and PIP II as of March 31, 2009 was CHF 37 million and will be recognized over a period of two years. None of the PIP units were due for settlement as of March 31, 2009.

Performance Incentive Plan activities

		1Q09		1Q08

in 1Q09	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.4	12.2	6.5	12.3

Granted	0.0	0.0	0.1	0.0

Settled	0.0	0.0	0.0	0.0

Forfeited	(0.2)	(0.3)	0.0	0.0

Balance at end of period	6.2	11.9	6.6	12.3

of which vested	3.6	10.0	2.8	7.9

of which unvested	2.6	1.9	3.8	4.4

Share awards
The Group’s share-based compensation as part of the yearly discretionary variable compensation in prior years included three different types of share awards: phantom shares, Longevity Premium Awards (LPA) and special awards. These share awards entitle the holder to receive one registered Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and three years. Special awards are generally shares, which may be granted to new employees. These special awards contain vesting conditions depending on the terms of employment.

The compensation expense recognized in 1Q09 and 1Q08 related to shares awarded under phantom share, LPA and special awards was CHF 68 million and CHF 172 million, respectively. The estimated unrecognized compensation expense related to these awards as of March 31, 2009 was CHF 398 million and the majority thereof will be recognized over a period of five years.

Share award activities

		1Q09		1Q08

in	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	20.8	61.83	28.8	67.20

Granted	3.9	28.32	1.4	59.40

Settled	(2.5)	67.97	(2.1)	63.73

Forfeited	(0.3)	62.94	(0.3)	62.75

Balance at end of period	21.9	56.08	27.8	67.21

of which vested	0.6	–	10.6	–

of which unvested	21.3	–	17.2	–

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Group’s shares on the date of grant and expire after ten years.

Other compensation benefits
Partner Asset Facility
As part of the 2008 annual compensation process, the Group awarded employees in Investment Banking with a corporate title of managing director or director the majority of the deferred portion of their variable compensation in the form of PAF awards, denominated in US dollars. The PAF units are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

The contractual term of the PAF award is eight years. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards vested in 1Q09.
On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. The compensation expense recognized in 1Q09 related to PAF was CHF 182 million, reflecting the vesting of the remaining 33.3% and the change in the underlying fair value of the awards during 1Q09. There is no unrecognized compensation expense as of March 31, 2009. In addition, compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred variable compensation in the form of CRA. These CRA payments, which were made in 1Q09, are subject to vesting ratably over a two-year period and other conditions and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs. The compensation expense recognized in 1Q09 related to CRA was CHF 334 million. The estimated unrecognized compensation expense as of March 31, 2009 was CHF 1,163 million and will be recognized over a period of 1.75 years.

Note 19 Pension and other post-retirement benefits
The Group previously disclosed that it expects to contribute CHF 468 million to the Swiss and international defined benefit pension plans and other post-retirement defined benefit plans in 2009. As of March 31, 2009, CHF 168 million of contributions have been made.

For further information on pension and other post-retirement benefits, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

			in		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	65	66	67	(2)	(3)

Interest costs on benefit obligation	153	151	153	1	0

Expected return on plan assets	(195)	(192)	(196)	2	(1)

Amortization of recognized prior service cost	9	9	9	0	0

Amortization of recognized actuarial (gains)/losses	8	13	11	(38)	(27)

Net periodic pension costs	40	47	44	(15)	(9)

Curtailment (gains)/losses	0	3	0	(100)	–

Total pension costs	40	50	44	(20)	(9)

Note 20 Derivatives and hedging activities
This Financial Report will be supplemented with derivatives and hedging activities disclosures which will be published on our website and filed with the SEC on or about May 7, 2009.
Derivatives are generally either privately negotiated over-the-counter (OTC) contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts and foreign currency and interest rate futures.

Further, the Group enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index, or third-party credit risk, or that have non-standard interest or foreign currency terms.

On the date the derivative contract is entered into, the Group designates the derivative as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of March 31, 2009, were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.

Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility.

In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repos and long-term debt instruments, the Group uses:
– cross-currency swaps to convert foreign currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale securities.
Cash flow hedges
The Group uses cash flow hedging strategies to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions.

Net investment hedges
The Group typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations. The objective of these hedging transactions is to protect against adverse movements in foreign exchange rates.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Contingent credit risk related disclosures
Certain of the company’s derivative instruments contain provisions that require Credit Suisse to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position.

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet obligations when due.

The credit derivatives most commonly transacted by the Group are credit default swaps and credit swaptions. Credit default swaps are contractual agreements in which the buyer of the swap pays an upfront and / or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options, with a specified maturity, to buy or sell protection under a credit default swap on a specific referenced credit event.

The Group enters into credit derivative contracts in the normal course of business buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for our clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and high yield underlyings and could include corporate bonds, sovereign debt, asset-backed securities (ABS) and loans. These referenced instruments can form a single item or be combined on a portfolio basis. The Group purchases protection to economically hedge various forms of credit exposure held by the Bank, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

Note 21 Guarantees and commitments
Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

1Q09 (CHF million)

Credit guarantees and similar instruments	3,310	3,560	6,870	5,713		548	3,691

Performance guarantees and similar instruments	5,951	6,451	12,402	10,570		103	3,733

Securities lending indemnifications	29,126	0	29,126	29,126		0	29,126

Derivatives	153,333	68,189	221,522	221,522		11,249	–	[2]

Other guarantees	3,717	968	4,685	4,600		8	2,202

Total guarantees	195,437	79,168	274,605	271,531		11,908	38,752

4Q08 (CHF million)

Credit guarantees and similar instruments	3,397	4,096	7,493	6,311		464	4,245

Performance guarantees and similar instruments	6,058	6,470	12,528	10,785		99	3,834

Securities lending indemnifications	28,541	0	28,541	28,541		0	28,541

Derivatives	142,377	71,959	214,336	214,336		16,404	–	[2]

Other guarantees	3,902	929	4,831	4,751		7	2,232

Total guarantees	184,275	83,454	267,729	264,724		16,974	38,852

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Guarantees provided by the Group are broadly classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.

For a detailed description of guarantees, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.
Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in other guarantees.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

1Q09 (CHF million)

Irrevocable commitments under documentary credits	4,377	77	4,454	3,750		1,430

Loan commitments	184,622	54,518	239,140	233,038		169,152

Forward reverse repurchase agreements	41,182	0	41,182	41,182		41,182

Other commitments	6,184	2,253	8,437	8,437		89

Total other commitments	236,365	56,848	293,213	286,407		211,853

4Q08 (CHF million)

Irrevocable commitments under documentary credits	4,144	76	4,220	3,529		1,716

Loan commitments	186,694	51,434	238,128	231,994		160,262

Forward reverse repurchase agreements	28,139	0	28,139	28,139		28,139

Other commitments	4,641	2,152	6,793	6,793		185

Total other commitments	223,618	53,662	277,280	270,455		190,302

1 Total net amount is computed as the gross amount less any participations.

Other commitments of the Group are broadly classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments.
For a detailed description of these commitments, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.
Note 22 Transfers of financial assets and variable interest entities
The Financial Report will be supplemented with the transfers of financial assets and variable interest entities disclosure, which will be published on the Group’s website and filed with the SEC on or about May 7, 2009.

For further information on transfers of financial assets, refer to Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

In the normal course of business, the Group enters into transactions with, and makes use of, special purpose entities (SPEs). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. SPEs typically qualify either as qualified special purpose entities (QSPEs) according to SFAS 140 or VIEs according to FIN 46(R). QSPEs have significant limitations on the types of assets and derivative instruments they may own and the types and extent of activities and decision-making in which they may engage. At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the entity must be limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. QSPEs may not actively manage their assets through discretionary sales and are generally limited to making decisions inherent in servicing activities and issuance of liabilities. In accordance with SFAS 140, entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal.

The Group originates and/or purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to QSPEs. These QSPEs issue CMBS, RMBS and ABS, that are collateralized by the assets transferred to the QSPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also purchases loans and other debt obligations from clients for the purpose of securitization that are sold by the Group directly or indirectly through affiliates to QSPEs that issue CDOs. The Group structures, underwrites and may make a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

Securitization transactions are assessed in accordance with SFAS 140 for appropriate treatment of the assets transferred by the Group. The Group’s and its clients’ investing or financing needs determine the structure of each transaction, which in turn determines whether sales accounting and subsequent derecognition of the transferred assets under SFAS 140 applies. Certain transactions may be structured to include derivatives or other provisions that prevent sales accounting.

Gains and losses on securitization transactions depend in part on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

Other structuring activities
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include energy structures (which include certain carbon securitization vehicles), life insurance structures, emerging market structures (set up for financing, loan participation or loan origination purposes) and other alternative investment structures (created for the purpose of investing in venture capital-like investments for capital appreciation).

Further, conduits are occasionally formed to act as an SPE to fund securitization transactions. The SPE is typically independently owned by a third party and is not a subsidiary of the Group. Rather the Group acts as the sponsor and provides liquidity and credit enhancement, along with other parties.

Financing
The Group may be involved in arranging leveraged synthetic leases. These structures are third-party SPEs established for the securitization of lease receivables. The Group typically receives an upfront fixed arrangement fee and its only other involvement is financing to and loan repayments from the SPE.

The Group also sets up structures that hold various collateralized commercial loans as part of normal business.
Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities which are considered VIEs and are broadly grouped into three primary categories: CDOs, commercial paper conduits and financial intermediation. VIEs are entities which typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under FIN 46(R), which requires that the primary beneficiary consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary. VIEs may be sponsored by the Group, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities’ classification and/or consolidation.

Note 23 Fair value of financial instruments
This financial report will be supplemented with fair value disclosures which will be published on our website and filed with the SEC on or about May 7, 2009.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products (including leveraged finance, certain syndicated loans and certain high-grade bonds) and life insurance instruments.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS 133. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows in SFAS 157:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Note 24 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations

in 1Q09	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,467	4,250		6,717	69	145		6,931

Interest expense	(1,392)	(3,453)		(4,845)	(68)	20		(4,893)

Net interest income	1,075	797		1,872	1	165		2,038

Commissions and fees	742	1,967		2,709	3	241		2,953

Trading revenues	844	3,673		4,517	0	380		4,897

Other revenues	(1,689)	15		(1,674)	1,957	(2,065)		(1,782)

Net revenues	972	6,452		7,424	1,961	(1,279)		8,106

Provision for credit losses	4	168		172	0	11		183

Compensation and benefits	1,416	2,885		4,301	(25)	64		4,340

General and administrative expenses	393	1,141		1,534	(11)	26		1,549

Commission expenses	85	342		427	0	40		467

Total other operating expenses	478	1,483		1,961	(11)	66		2,016

Total operating expenses	1,894	4,368		6,262	(36)	130		6,356

Income/(loss) from continuing operations before taxes	(926)	1,916		990	1,997	(1,420)		1,567

Income tax expense/(benefit)	251	557		808	(9)	182		981

Income/(loss) from continuing operations	(1,177)	1,359		182	2,006	(1,602)		586

Income/(loss) from discontinued operations, net of tax	0	(32)		(32)	0	0		(32)

Net income/(loss)	(1,177)	1,327		150	2,006	(1,602)		554

Less net income/(loss) attributable to noncontrolling interests	(1,543)	(144)		(1,687)	0	235		(1,452)

Net income attributable to shareholders	366	1,471		1,837	2,006	(1,837)		2,006

of which from continuing operations	366	1,503		1,869	2,006	(1,837)		2,038

of which from discontinued operations	0	(32)		(32)	0	0		(32)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 1Q08	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	5,152	7,377		12,529	103	123		12,755

Interest expense	(4,510)	(6,097)		(10,607)	(112)	66		(10,653)

Net interest income	642	1,280		1,922	(9)	189		2,102

Commissions and fees	815	2,717		3,532	5	307		3,844

Trading revenues	(25)	(2,070)		(2,095)	(1)	319		(1,777)

Other revenues	173	(1,329)		(1,156)	(2,124)	2,113		(1,167)

Net revenues	1,605	598		2,203	(2,129)	2,928		3,002

Provision for credit losses	0	151		151	0	0		151

Compensation and benefits	1,050	2,047		3,097	29	106		3,232

General and administrative expenses	325	1,240		1,565	(19)	23		1,569

Commission expenses	83	452		535	0	53		588

Total other operating expenses	408	1,692		2,100	(19)	76		2,157

Total operating expenses	1,458	3,739		5,197	10	182		5,389

Income/(loss) from continuing operations before taxes	147	(3,292)		(3,145)	(2,139)	2,746		(2,538)

Income tax expense/(benefit)	(1)	(587)		(588)	9	121		(458)

Income/(loss) from continuing operations	148	(2,705)		(2,557)	(2,148)	2,625		(2,080)

Income/(loss) from discontinued operations, net of tax	0	6		6	0	0		6

Net income/(loss)	148	(2,699)		(2,551)	(2,148)	2,625		(2,074)

Less net income/(loss) attributable to noncontrolling interests	120	(290)		(170)	0	244		74

Net income/(loss) attributable to shareholders	28	(2,409)		(2,381)	(2,148)	2,381		(2,148)

of which from continuing operations	28	(2,415)		(2,387)	(2,148)	2,381		(2,154)

of which from discontinued operations	0	6		6	0	0		6

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 1Q09	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	8,359	80,003		88,362	20	(343)		88,039

Interest-bearing deposits with banks	40,590	(38,123)		2,467	0	(985)		1,482

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174,182	85,975		260,157	0	(478)		259,679

Securities received as collateral	30,526	(1,437)		29,089	0	(288)		28,801

Trading assets	134,004	204,727		338,731	0	1,795		340,526

Investment securities	0	11,312		11,312	29	2,591		13,932

Other investments	16,425	10,828		27,253	38,844	(38,769)		27,328

Net loans	1,232	220,935		222,167	9,607	5,736		237,510

Premises and equipment	978	4,978		5,956	0	558		6,514

Goodwill	721	8,045		8,766	0	1,135		9,901

Other intangible assets	111	281		392	0	12		404

Brokerage receivables	20,980	36,786		57,766	0	3		57,769

Other assets	12,728	70,019		82,747	239	197		83,183

Assets of discontinued operations held-for-sale	0	1,018		1,018	0	0		1,018

Total assets	440,836	695,347		1,136,183	48,739	(28,836)		1,156,086

Liabilities and equity (CHF million)

Due to banks	99	70,252		70,351	8,031	(24,049)		54,333

Customer deposits	1	256,009		256,010	0	30,693		286,703

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	202,509	53,526		256,035	0	(399)		255,636

Obligation to return securities received as collateral	30,526	(1,437)		29,089	0	(288)		28,801

Trading liabilities	49,416	111,327		160,743	0	129		160,872

Short-term borrowings	32,350	(23,562)		8,788	0	815		9,603

Long-term debt	35,188	119,453		154,641	4,520	(2,367)		156,794

Brokerage payables	42,622	29,491		72,113	0	(191)		71,922

Other liabilities	14,750	63,406		78,156	179	1,580		79,915

Liabilities of discontinued operations held-for-sale	0	849		849	0	0		849

Total liabilities	407,461	679,314		1,086,775	12,730	5,923		1,105,428

Total shareholders' equity	20,287	9,859		30,146	36,009	(30,146)		36,009

Noncontrolling interests	13,088	6,174		19,262	0	(4,613)		14,649

Total equity	33,375	16,033		49,408	36,009	(34,759)		50,658

Total liabilities and equity	440,836	695,347		1,136,183	48,739	(28,836)		1,156,086

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q08	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,638	87,883		90,521	14	(500)		90,035

Interest-bearing deposits with banks	36,976	(33,084)		3,892	0	(1,880)		2,012

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	196,058	72,955		269,013	0	15		269,028

Securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading assets	113,778	227,603		341,381	0	1,397		342,778

Investment securities	17	11,664		11,681	29	2,113		13,823

Other investments	16,845	10,063		26,908	35,548	(35,454)		27,002

Net loans	832	219,560		220,392	9,068	6,337		235,797

Premises and equipment	908	4,881		5,789	0	561		6,350

Goodwill	670	7,525		8,195	0	1,135		9,330

Other intangible assets	143	269		412	0	11		423

Brokerage receivables	17,881	39,618		57,499	0	(1)		57,498

Other assets	12,373	72,835		85,208	448	141		85,797

Assets of discontinued operations held-for-sale	0	1,023		1,023	0	0		1,023

Total assets	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

Liabilities and equity (CHF million)

Due to banks	339	74,609		74,948	8,086	(24,851)		58,183

Customer deposits	0	267,010		267,010	0	29,976		296,986

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,441	52,529		243,970	0	(600)		243,370

Obligation to return securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading liabilities	40,523	113,195		153,718	0	747		154,465

Short-term borrowings	31,044	(20,862)		10,182	0	782		10,964

Long-term debt	34,140	114,410		148,550	4,536	(2,372)		150,714

Brokerage payables	56,921	36,505		93,426	0	(103)		93,323

Other liabilities	12,977	70,112		83,089	183	1,526		84,798

Liabilities of discontinued operations held-for-sale	0	872		872	0	0		872

Total liabilities	402,813	702,707		1,105,520	12,805	4,804		1,123,129

Total shareholders' equity	18,314	8,554		26,868	32,302	(26,868)		32,302

Noncontrolling interests	13,420	5,861		19,281	0	(4,362)		14,919

Total equity	31,734	14,415		46,149	32,302	(31,230)		47,221

Total liabilities and equity	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

1 Includes eliminations and consolidation adjustments.

Note 25 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Group believes that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

The Group periodically accrues for legal costs (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when such costs are probable and reasonably estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
Investor information
Investor information

Investor information
Share data

					in / end of

	1Q09	2008		2007	2006

Share price (common shares, CHF)

Average	29.62	48.87		83.02	73.13

Minimum	22.48	24.90		61.90	62.70

Maximum	36.72	66.95		95.45	85.35

End of period	34.66	28.50		68.10	85.25

Share price (American Depository Shares, USD)

Average	25.85	45.48		68.97	58.46

Minimum	19.04	19.01		55.93	50.07

Maximum	34.01	59.76		79.03	70.00

End of period	30.49	28.26		60.10	69.85

Market capitalization

Market capitalization (CHF million)	41,059	33,762		76,024	99,949

Market capitalization (USD million)	36,120	33,478		67,093	81,894

Dividend per share (CHF)

Dividend per share paid	–	0.10	[1]	2.50	2.24

Par value reduction	–	0.00		–	0.46

1 Proposal of the Board of Directors to the Annual General Meeting on April 24, 2009.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of April 20, 2009	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	–	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Rating Watch Negative

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Rating Watch Negative

Financial calendar and information sources

Financial calendar

Dividend payment	Thursday, April 30, 2009

Second quarter 2009 results	Thursday, July 23, 2009

Third quarter 2009 results	Thursday, October 22, 2009

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

			in / end of		% change

	1Q09	4Q08	1Q08	QoQ	YoY

Average rate

1 USD / 1 CHF	1.13	1.14	1.06	(1)	7

1 EUR / 1 CHF	1.49	1.52	1.60	(2)	(7)

1 GBP / 1 CHF	1.62	1.82	2.11	(11)	(23)

100 JPY / 1 CHF	1.20	1.17	1.01	3	19

Closing rate

1 USD / 1 CHF	1.14	1.06	0.99	8	15

1 EUR / 1 CHF	1.51	1.49	1.57	1	(4)

1 GBP / 1 CHF	1.63	1.53	1.97	7	(17)

100 JPY / 1 CHF	1.15	1.17	0.99	(2)	16

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and other cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2008 – Additional Information – Risk Factors.

Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG, Zurich
Printer: NZZ Fretz AG, Zurich

For a detailed presentation of Credit Suisse Group’s financial statements 2008, its company structure, risk management, corporate governance and an in-depth review of its operating and financial results, refer to the Annual Report 2008. For a summary of our performance during the business year and a close look at innovation through examples from various areas of the bank, refer to our Business Review 2008. For information on how the Bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2008.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520124 English